Exhibit 2.3

Sale and Purchase Agreement

relating to

AkzoNobel’s Decorative Paints North America Business

Between

Akzo Nobel N.V.
(as Seller)

and

PPG Industries, Inc.
(as Purchaser)

Dated	December 13, 2012

Contents

Clause	Page
1INTERPRETATION 7
2SALE AND PURCHASE 7
3CONSIDERATION 7
3.1Purchase Price 7
3.2Payments at Closing 8
3.3Allocation 8
3.4Adjustment to Purchase Price in respect of claims 8
4CONDITIONS PRECEDENT 8
4.1Conditions 8
4.2Responsibility for satisfaction 9
4.3(Non-)Satisfaction/Waiver 14
5PRE-CLOSING COVENANTS 14
5.1General conduct of business 14
5.2Consent matters 15
5.3Excused conduct 15
5.4Access to Operations 16
5.5Employees and Retirement Benefit arrangements 17
5.6Intra-group agreements 17
5.7Estimated Closing Statement 17
5.8Restructuring 18
5.9Ancillary agreements 18
5.10Titanium Dioxide Antitrust Claims 19
5.11Transferred Intellectual Property 19
6CLOSING 20
6.1Date and place 20
6.2Payments and Closing events 20
6.3Repayment of Estimated Intra-Group Indebtedness 21
7POST-CLOSING ADJUSTMENTS 21
7.1Working Capital Statement and Net Debt Statements 21
7.2Purchase Price adjustments and repayment of Intra-Group Indebtedness 23
7.2.1Working Capital 23
7.2.2Net Debt 23
7.2.3Intra-Group Indebtedness 24
7.2.4Interest 24
7.2.5Payment 24
8POST-CLOSING OBLIGATIONS 25
8.1Indemnity by Purchaser 25

8.2Indemnity by Seller 26
8.3Release of Guarantees 26
8.4Trade receivables/payables; Post-Closing receipts 27
8.5Non-Operating Facilities 28
8.6Retention of records 28
8.7Insurance 29
8.7.1Termination of coverage 29
8.7.2Availability of Seller's Group's rights of recovery 29
8.7.3Payment of Proceeds 30
8.7.4Reimbursement of Certain Costs and Expenses 30
8.8Transaction Bonuses 31
8.9Tax Indemnity 31
8.10Environmental Indemnity 31
8.11Devoe HD stranded costs 31
9REPRESENTATIONS AND WARRANTIES 31
9.1Seller's Warranties 31
9.2Disclosure 33
9.3Liability for breach 33
9.4Purchaser's Warranties 33
10LIMITATION OF LIABILITY 34
10.1Time limitation 34
10.2Minimum claims 35
10.3Aggregate minimum claims 36
10.4Maximum liability 36
10.5Provisions 37
10.6Matters arising after Signing / Closing 37
10.7Insurance 37
10.8Net tax benefit 38
10.9Mitigation of Losses 38
10.10Rights to recover 38
10.11Customer relations 39
10.12Credit for recoveries 39
10.13Double claims 40
10.14Fraud 40
11CLAIMS 40
11.1Notification of potential claims 40
11.2Notification of claims 41
11.3Investigation 41
11.4Procedure for third party claims 41
12RESTRICTIONS 44
12.1Restrictions on Seller 44
12.2Restriction on Purchaser 45

13CONFIDENTIALITY 45
13.1Announcements 45
13.2Confidentiality undertaking 45
14TERMINATION 47
15MISCELLANEOUS 49
15.1Nomination of other purchasers 49
15.2Singular liability and right to claim 49
15.3Transfer Documents 49
15.4Further assurances 50
15.5Whole agreement 50
15.6No assignment 50
15.7Waiver 51
15.8Variation/Amendment 51
15.9Third party rights 51
15.10Method of payment 51
15.11Costs 52
15.12Interest 52
15.13Tax Deductions 52
15.14No set-off 52
15.15Notices 52
15.16Invalidity 53
15.17Counterparts 53
15.18Dispute resolution 54
15.19Specific Performance 55
15.20Governing law 56

Schedules
The Sale and Purchase Agreement contains a number of Schedules that have not been provided in this Exhibit 2.3.  These Schedules include, among other things, various disclosures relating to the business being acquired and the AkzoNobel businesses that are not being acquired as well as forms of closing documents that the parties will be delivering at the closing.  The Corporation will provide copies of these omitted Schedules to the Commission upon request.

Schedule 1Definitions and interpretation
Schedule 2Shares, Companies and Subsidiaries
Schedule 3Intra-Group Retained Agreements
Schedule 4Employees
Schedule 5Benefit Arrangements
Schedule 6Closing
Schedule 7Transfer Documents
Schedule 8Transitional Services Agreement
Schedule 9Allocation and Base Working Capital
Schedule 10Closing statements and Reporting Accountants
Schedule 11Tax Indemnity
Schedule 12Representations, Warranties and Disclosure
Schedule 13Accounts
Schedule 14Notices and bank accounts
Schedule 15Restructuring
Schedule 16IP Agreement
Schedule 17Other Anti-trust Approvals
Schedule 18Affidavit of Non-Foreign Status of Akzo Nobel Coatings Inc.
Schedule 19Environmental Indemnity
Schedule 20Consent Matters
Schedule 21Guarantees
Schedule 22Non-Operating Facilities
Schedule 23Devoe HD stranded costs
Schedule 24Supply Agreement Term Sheet
Schedule 25IP Allocation Chart

Sale and Purchase Agreement
THIS AGREEMENT IS MADE BETWEEN:

(1)
AKZO NOBEL N.V., a public limited liability company incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, and whose address is at Strawinskylaan 2555 Amsterdam, the Netherlands ("Seller"),

and

(2)
PPG Industries, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, United States, with its principal place of business at One PPG Place, Pittsburgh, Pennsylvania 15272, United States ("Purchaser"),

WHEREAS:

(A)
Seller is the ultimate parent company of the Share Sellers and, together with the Share Sellers, wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller and members of Seller's Group, all of the Shares of the Companies, on the terms and subject to the conditions set out in this Agreement;

(B)	The Group conducts AkzoNobel’s Decorative Paints North America business, operating principally in the United States, Canada and Puerto Rico;

(C)	Seller and Purchaser entered into the Confidentiality Agreement, pursuant to which certain confidential information relating to the Group was made available to Purchaser and its Representatives;

(D)
Seller gave Purchaser and its Representatives access to the Data Room, as well as the opportunity to attend and participate in a management presentation and interviews, to make site visits, and to ask questions and carry out investigations in relation to the Group and the Operations; and

(E)	Seller's executive board and supervisory board, and Purchaser's board of directors have approved the execution and performance of this Agreement.
IT IS AGREED AS FOLLOWS:

1	INTERPRETATION
In this Agreement, unless the context otherwise requires, the provisions of Schedule 1 shall apply throughout.

2	SALE AND PURCHASE

2.1
On the terms and subject to the conditions of this Agreement, at the Closing, Seller, on behalf of the Share Sellers, shall sell, transfer, assign, convey and deliver all of the Shares of the Companies to Purchaser or to one or more Affiliates of Purchaser designated by Purchaser (in accordance with Clause 15.1), and Purchaser or any such Affiliates shall purchase all the right, title and interest in and to the Shares free from Encumbrances.

2.2
On the terms and subject to the conditions of this Agreement, immediately following transfer of the Shares described in Clause 2.1, Seller, on behalf of the Note Seller, shall sell, transfer, convey, deliver and assign the Note to Purchaser, and Purchaser shall purchase and accept the Note free from Encumbrances.

3	CONSIDERATION

3.1	Purchase Price

3.1.1	Subject to adjustments in accordance with this Agreement, the purchase price for the Shares (the "Purchase Price") shall be an aggregate amount equal to the following:

(a)	the aggregate Offer Value; plus

(b)	the Working Capital Adjustment; less

(c)	the Net Debt; less

(d)	the Pensions Adjustment Amount.

3.1.2
The purchase price for the Note (the "Note Purchase Price") shall be an aggregate amount equal to the outstanding principal amount of the Note as of the Effective Time, expressed in CAD, plus accrued and unpaid interest on the Note up to the Effective Time, subject to Clause 6.2.1.

3.2	Payments at Closing

3.2.1
No later than 3 (three) Business Days prior to the Closing Date, Seller shall calculate in good faith an estimate of the Purchase Price (the "Estimated Purchase Price"), equal to the following, which shall be set forth in the Estimated Closing Statement:

(a)	the aggregate Offer Value; plus

(b)	the Estimated Working Capital Adjustment; less

(c)	the Estimated Net Debt; less

(d)	the Estimated Pensions Adjustment Amount.

3.2.2	At Closing, Purchaser shall pay an amount equal to the Estimated Purchase Price in accordance with Clause 6.2.1.

3.2.3	At Closing, Purchaser shall pay the Note Purchase Price in accordance with Clause 6.2.1.

3.3	Allocation
The Estimated Purchase Price and the Purchase Price shall be allocated in accordance with Schedule 9 Part 1 and Seller's Group and Purchaser's Group shall adopt such allocation for all purposes, including in respect of Tax, except where another allocation is required by Law or applicable generally accepted accounting principles.

3.4	Adjustment to Purchase Price in respect of claims
If any payment is made by Seller to Purchaser or by Purchaser to Seller in respect of any claim (i) for any breach of this Agreement (including, for the avoidance of doubt, a breach of a Seller's Warranty) or (ii) pursuant to any indemnity under this Agreement, the portion of the Purchase Price allocated in Schedule 9 Part 1 to the Shares and assets to which the payment and/or claim relates under this Agreement shall be adjusted accordingly.

4	CONDITIONS PRECEDENT

4.1	Conditions
Closing shall be conditional upon satisfaction or waiver of the following conditions:

4.1.1	The Competition Act Clearance, the Investment Canada Act Clearance, the HSR Act Clearance and the Suspensory Other Anti-Trust Approvals shall have been obtained (the "Merger Condition"); and

4.1.2	No Governmental Authority shall have enacted, issued, promulgated or enforced any Law, and no judgment, decree or injunction shall be in effect, that prohibits the Closing.

4.2	Responsibility for satisfaction

4.2.1	Subject to Clause 4.2.2, each of the Parties shall use its commercially reasonable efforts to ensure satisfaction of the Condition Precedent set out in Clause 4.1.2.

4.2.2	In respect of the Merger Condition:

(a)
No later than 10 (ten) Business Days after the Signing Date, the Parties shall prepare and file with the competent Governmental Authorities their respective notification and report form pursuant to the HSR Act, and Purchaser shall file a request to the Commissioner for an ARC or, in the alternative, a NAL and an application for review under Part IV of the Investment Canada Act.

(b)
If either Purchaser or Seller notifies the other party at any time after 10 (ten) Business Days following when Purchaser submitted a request to the Commissioner for an ARC or NAL that it intends to make a Notification, then, as soon as reasonably practicable, and in any event within 10 (ten) Business Days following the delivery of such notice, both Purchaser and Seller shall submit a Notification.

(c)
As soon as reasonably practicable, the Parties shall prepare and file with the competent Governmental Authorities identified in Schedule 17 any other applicable notifications that the Parties deem advisable or appropriate or that may be required by the applicable Governmental Authority (the "Other Anti-trust Approvals"), and in all cases in such manner as is necessary to start any applicable waiting period or other process for approval or clearance.

(d)
The Parties shall supply as soon as reasonably practicable any additional information, documentary material or other filings that may be requested by any competent Governmental Authority in connection with the Merger Condition or any Other Anti-trust Approvals.

(e)
Each of the Parties shall, and shall cause its respective Affiliates and Representatives (including inside and outside counsel) to cooperate in good faith with counsel and other Representatives of the other Party in connection with the Merger Condition and the Other Anti-Trust Approvals. Each Party shall furnish to the other (or to the other’s counsel) such information and assistance as such other Party (or its counsel) may request in good faith in connection with its preparation of any filing or submission to any Governmental Authority under the HSR Act and any other Competition Laws.

(f)
The Parties shall, and shall cause their respective Affiliates and Representatives to, (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining or satisfying the Merger Condition and the Other Anti-trust Approvals, (ii) promptly notify each other of any communication from any Governmental Authority, including any request for additional information, (iii) consult and cooperate with each other in connection with any analysis, appearance, discussion, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with any proceeding or communication relating to the Transaction, (iv) not make any submissions or filings to any Governmental Authority, or participate in any substantive (telephonic or in-person) meeting, unless it consults with the other Party in advance, (v) to the extent not precluded by the relevant Governmental Authority or by legal requirement, permit authorized representatives of the other Party to be present at each substantive (telephonic or in-person) meeting with any representative of a Governmental Authority, and (vi) subject to Clause 4.2.3, give the other Party access to any document, opinion or proposal made or submitted to any Governmental Authority and provide the other Party a reasonable opportunity to review drafts of any submissions or filings, and give due consideration to any comments received from the other Party.

(g)
In the event that the Federal Trade Commission, Canadian Competition Bureau, or any other Governmental Authority requests additional information, each of the Parties shall, and shall cause their respective Affiliates and Representatives to, respond thereto as promptly as practicable. Without limiting the foregoing, each Party shall use its reasonable best efforts promptly to provide all information, documents and data requested by any Governmental Authority, including pursuant to any "second request", and to facilitate and expedite the identification and resolution of any issues raised by any Governmental Authority and, consequently, the expiration or the completion of the applicable HSR Act waiting period and the waiting periods or other processes for approval or clearance with respect to each Merger Condition under any other Competition Laws as soon as reasonably practicable (and in any event no later than the Outside Date), such reasonable best efforts and cooperation to include causing their respective inside and outside counsel (A) to keep each other appropriately informed on a current basis of communications from and to personnel of the reviewing Governmental Authority and (B) to confer on a current basis with each other regarding appropriate contacts with and response to personnel of such Government Authority, and respond as promptly as practicable thereto.

(h)
Purchaser shall take any and all steps necessary to avoid or eliminate each and every impediment to, and procure the fulfillment of the Merger Condition and the obtaining of all Other Anti-trust Approvals as soon as reasonably practicable but in any event no later than the Outside Date, including by:

(i)
taking or giving to, or otherwise entering into with, the competent Governmental Authorities a binding undertaking or consent agreement in which Purchaser will take any action that may be necessary or appropriate in order to satisfy the Merger Condition and obtain all Other Anti-trust Approvals and to remove any legal prohibition to completing the Transaction (including by agreeing to sell, lease, license or otherwise dispose of, or to hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, rights, product lines, licenses, categories of any assets or businesses or other operations, or interests therein, of Purchaser or its subsidiaries, including the shares, properties and all other assets to be acquired (directly or indirectly) by Purchaser hereunder (collectively, a "Divestiture"), and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto, and/or providing any commitments regarding the operations of the Group, that may be required by any Governmental Authority);

(ii)	requesting early termination of the applicable waiting period under the HSR Act; and

(iii)
duly and promptly complying with any condition that a Governmental Authority may impose or require to approve the completion of the Transaction or to avoid any action being taken by a Governmental Authority that could prohibit the completion of the Transaction.

(i)
If Purchaser is required to effect any Divestiture pursuant to the foregoing Clause 4.2.2(h), Seller shall, and shall cause Seller's Group (including the Group Companies) to, take any and all steps necessary to effect any such Divestiture on the terms and conditions agreed by Purchaser (after consultation with Seller) with the relevant Governmental Authority, including making available to potential purchasers due diligence materials and access to management, employees and facilities of Seller and Seller's Group (including the Group Companies), effecting transfers and disposals of assets and liabilities and granting rights and licenses in the Group Companies’ properties and assets (including intellectual property), agreeing to provisions with respect to non-competition and non-solicitation of the Group Companies’ customers and employees and executing any agreements, documents or instruments of transfer necessary in connection with such Divestiture; provided that Seller shall not be required to effect any transaction with a third party on terms less favorable to Seller than the terms and conditions contemplated in this Agreement and the Ancillary Agreements and shall not be required to grant any rights or assume any obligations to any purchaser of all or a part of the Group Companies in excess of those rights or obligations contemplated in this Agreement and the Ancillary Agreements.

(j)
If the Parties have certified substantial compliance and satisfied all requests for information, materials and witness testimony of any Governmental Authority and all applicable waiting periods, review periods and conditions in timing agreements have been satisfied, and Purchaser has proposed and negotiated resolutions designed in good faith to resolve the objections to the Transaction of any Governmental Authority (including but not limited to proposing to make appropriate Divestitures), and any such Governmental Authority has nonetheless determined that, despite any such proposals and actions by Purchaser, the Governmental Authority will seek to enjoin the transaction, in such case (and only in such case), Purchaser shall contest through litigation on the merits or otherwise any action, position or claim, including any demand for Divestiture, asserted by such Governmental Authority. Purchaser shall determine the overall strategy concerning any such litigation with counsel of its own choosing. Upon request, Seller agrees to reasonably cooperate, and to cause Seller's Group and the Group Companies to reasonably cooperate, with Purchaser in connection with any such litigation.

(k)
If Purchaser is unsuccessful in any litigation contemplated by Clause 4.2.2(j), or in the event that any such litigation is not resolved and the Conditions Precedent have not been satisfied, then Purchaser shall resolve the objections of any relevant Governmental Authority (including but not limited to making Divestitures to resolve any objections of the relevant Governmental Authority) as required by Clause 4.2.2(h), in order to enable the Closing to be effected on or prior to the Outside Date.

(l)
In the event that any administrative or judicial action or proceeding is instituted by any Governmental Authority or by a private party challenging the Transaction, each of the Parties shall, and shall cause its respective Affiliates to, cooperate with each other in all respects and to use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction. Notwithstanding the foregoing, (i) Purchaser shall be entitled to determine the overall strategy concerning any legal, administrative or judicial action or proceeding in respect of the Transaction, or negotiations with, any such Governmental Authority or private party relating thereto, or regulatory filings under applicable Competition Laws, and (ii) Seller shall not make (and shall cause its Affiliates (including the Group Companies) not to make) any offer, acceptance or counter-offer to or otherwise engage in negotiations or initiate discussions with any such Governmental Authority or private party with respect to any proposed settlement, consent decree, stay, toll, extension of any waiting period, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, without prior consultation with Purchaser or its counsel. Seller shall use its reasonable best efforts to assist Purchaser and its counsel in all such negotiations and discussions with representatives of any Governmental Authority to the extent requested by Purchaser or its counsel.

4.2.3
Notwithstanding any provision in this Clause 4.2, draft and final submissions, filings or other written communications of a Party with or to any Governmental Authority may be redacted as necessary before sharing with the other Party to address reasonable legal privilege protections or to protect against the exchange of competitively-sensitive information, provided that a Party, upon request, must provide the external legal counsel to the receiving Party with a non-redacted version on the basis that such non-redacted version will not be shared with its client and will not otherwise breach applicable legal privilege protections.

4.2.4
Neither Purchaser nor Seller may withdraw or re-file any notification or application before a Governmental Authority, or otherwise agree to extend any applicable waiting period, without the other Party’s prior written consent.

4.2.5
Purchaser shall bear all filing fees associated with the filing notifications of the HSR Act and Competition Act and any other applicable filing notifications, provided that each Party will be responsible for their respective other costs (including legal fees) incurred in relation to the Merger Condition and any Other Anti-trust Approvals.

4.2.6	Without prejudice to Clause 4.2.2, Seller and Purchaser shall:

(a)
to the extent that the Parties deem appropriate and necessary, promptly cooperate with and provide all necessary information and assistance reasonably required by any Governmental Authority in connection with the Conditions Precedent set out in Clause 4.1 upon being requested to do so by the other Party; and

(b)	promptly inform the other Party of any communication received from, or given by it to, any Governmental Authority with respect to any of the Conditions Precedent.

4.3	(Non-)Satisfaction/Waiver

4.3.1	As soon as reasonably practicable, but in any event within 2 (two) Business Days of becoming aware of the same:

(a)	Purchaser shall give notice to Seller of the satisfaction of the Merger Condition; and

(b)	Purchaser shall give notice to Seller, or vice versa, of non-satisfaction of the Condition Precedent set out in Clause 4.1.2.

4.3.2
The Conditions Precedent may only be waived by written agreement between Seller and Purchaser. Notwithstanding a waiver of any Condition Precedent by any Party, such waiver shall not in any way affect or limit such Party’s right to claim Losses or seek indemnification under this Agreement in respect of the matter waived or otherwise.

5	PRE-CLOSING COVENANTS

5.1	General conduct of business

5.1.1
Subject to Clause 5.3, except as otherwise permitted or provided in this Agreement or as otherwise requested, agreed or consented to by Purchaser in writing (such consent not to be unreasonably withheld or delayed), between Signing and Closing, Seller shall:

(a)
cause each Group Company to (i) carry on its business activities as a going concern in the ordinary course, consistent with past practice, and (ii) maintain its books, accounts and records in the ordinary course, consistent with past practice; and

(b)
use its commercially reasonable efforts to procure that each Group Company shall preserve its present business organizations, goodwill, lines of business and its relationships with customers, suppliers, employees and other third parties, in each case in the ordinary course, consistent with past practice.

5.1.2
Seller shall notify Purchaser as soon as it becomes aware of any action, event, matter or circumstance that causes any of Seller's Warranties to become untrue or that results in a breach of any of the covenants set out in Clause 5.2.

5.1.3
Until the Closing Date, Seller shall, as soon as reasonably practicable, cause to be prepared and delivered to Purchaser management accounts for each calendar month consistent with those customarily prepared by the Group Companies in the ordinary course of business. This information shall be provided in the same format as was the customary practice of the Group Companies prior to the date of this Agreement.

5.1.4
Seller shall, and shall cause members of Seller's Group to, cooperate with Purchaser and members of Purchaser's Group (at Purchaser’s cost and expense) to obtain pre-approval from the Puerto Rico Tax Authorities for a continuation of the Puerto Rico Tax Exemption Grant and the PRIDCO Incentives following the change in control of Akzo Nobel Paints (Puerto Rico) Inc.

5.2	Consent matters

5.2.1
Without prejudice to the generality of Clause 5.1 and subject to Clause 5.3, between Signing and Closing Seller shall, and shall cause the Share Sellers to, cause the Group Companies not to do any of the matters set forth on Schedule 20, without the prior written consent of Purchaser pursuant to Clause 5.2.2, provided that no such consent shall be required where the seeking of such consent is prohibited by Law (including Competition Law).

5.2.2
Any request for consent as set forth in Clause 5.2.1 shall be made to Purchaser in accordance with Clause 15.15. The request for consent shall be accompanied by such information and sufficiently detailed documentation so as to permit Purchaser to consider the request and the consequences thereof. A written response to a request for consent as set forth in Clause 5.2.1 shall in any event be provided by e-mail to Seller as soon as reasonably practicable, and in any event within 10 (ten) Business Days after the date of receipt of such request in accordance with Clause 15.15. In the event such response is not received within such 10 (ten) Business Day period, consent will be deemed to have been given by Purchaser.

5.3	Excused conduct

5.3.1	Clauses 5.1 and 5.2 shall not operate so as to restrict or prevent:

(a)	any of the Restructuring transactions in accordance with Schedule 15 (to the extent implemented between Signing and Closing); or

(b)
any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any Law or its obligations under this Agreement (other than Clauses 5.1 and 5.2);

(c)	the completion or performance of any obligations pursuant to any contract or arrangement entered into by any Group Company prior to the Signing Date and included in the Data Room; and

(d)	any act or conduct provided for in the capital expenditure budgets disclosed in the Data Room under index number 02.05.01 or in the Disclosure Letter.

5.3.2
Purchaser shall in any event not invoke the provisions of Clause 5.1 against Seller or withhold or delay its consent under Clause 5.2 if compliance with the provisions of Clause 5.1 or if such withholding or delay would materially adversely affect the value of the Group.

5.4	Access to Operations

5.4.1
Seller acknowledges Purchaser's desire to plan for an efficient and effective integration of the Group into Purchaser's Group as soon as reasonably practicable after Closing and, subject to Clause 5.4.2, Seller shall for these purposes:

(a)
procure that until the Closing Date or the earlier termination of this Agreement, the Group Companies shall give Purchaser and its Representatives reasonable access during normal working hours to the personnel, premises, books and records (including copies of Contracts of the Group Companies except to the extent prohibited under such Contracts; provided that with respect to any Contracts that prohibit disclosure to Purchaser, Seller shall use its commercially reasonable efforts to obtain consent to such disclosure) of or relating to the Operations upon reasonable notice to Seller; and

(b)
furnish or cause to be furnished to Purchaser and its Representatives such financial and operating data and other information relating to the Operations and the Group Companies as Purchaser reasonably may request, and as soon as reasonably practicable following the request thereof by Purchaser, seek to arrange meetings and telephone conferences with material customers, suppliers, distributors and other Persons relevant to the Operations.

5.4.2	Purchaser shall not seek to use such access in any manner or to any extent as:

(a)	would be contrary to any applicable Law (including Competition Law); or

(b)	would reasonably be expected to cause undue disruption of the relevant Operations or their management.

5.4.3
Purchaser shall ensure that any interaction (whether in writing or otherwise) between its Representatives and personnel of the Group, customers, suppliers, distributors and other Persons relevant to the Operations is done in compliance with applicable Law (including Competition Law). Seller shall ensure that any interaction (whether in writing or otherwise) between its Representatives or personnel or Representatives or personnel of the Group Companies, or customers, suppliers, distributors and other Persons relevant to the Operations, on the one hand, and Purchaser and its Representatives, on the other hand, is done in compliance with applicable Law (including Competition Law).

5.5	Employees and Retirement Benefit arrangements

5.5.1	Save as provided in Schedule 5, the provisions of Schedule 4 shall apply in respect of the Employees.

5.5.2	The provisions of Schedule 5 shall apply in respect of the Benefit Arrangements.

5.6	Intra-group agreements
Seller covenants that, except as expressly set out in this Agreement or otherwise agreed in writing between the Parties, all existing agreements and arrangements (except for the Intra-Group Retained Agreements) between one or more members of Seller's Group (excluding the Group Companies) on the one hand, and one or more Group Companies, on the other hand, shall be terminated, without liability or continuing obligation to the Group Companies, prior to or at Closing to the extent related to the Operations, or be amended prior to or at Closing such that they are not applicable to the Operations.

5.7	Estimated Closing Statement

5.7.1
No later than 3 (three) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a certificate (the "Estimated Closing Statement") signed by Seller's Chief Financial Officer on behalf of Seller, setting forth the Estimated Net Debt Statements, the Estimated Working Capital Statement and the Estimated Purchase Price.

5.7.2	The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and in the form set out in Schedule 10.

5.7.3
Any amounts included in the determination of an Estimated Net Debt Statement in currencies other than USD (U.S. dollars) shall be translated into USD (U.S. dollars) at the spot rate of exchange (closing mid-point) on the 2nd (second) Business Day prior to the date the Estimated Closing Statement is provided to Purchaser, as such spot rate is published in the U.S. edition of the Financial Times first published thereafter.

5.7.4
Purchaser shall have the right to review the Estimated Closing Statement and Seller shall make itself and its authorized Representatives who participated in the preparation of the Estimated Closing Statement available to discuss any questions or comments Purchaser may have regarding the Estimated Closing Statement. Seller shall consider such Purchaser questions, comments and discussions in determining if any revisions to the Estimated Closing Statement are necessary or appropriate.

5.7.5
Notwithstanding the provisions of Clause 5.7.4, Purchaser's review of the Estimated Closing Statement shall not delay Closing and Seller's determination of the Estimated Closing Statement shall be final and binding on the Parties for purposes of the calculation and allocation of the Estimated Purchase Price, it being agreed that the Estimated Closing Statement shall have no presumptive effect for purposes of the post-Closing adjustments contemplated in Clause 7.

5.8	Restructuring
The provisions of Schedule 15 shall apply in respect of the Restructuring.

5.9	Ancillary agreements

5.9.1	As soon as reasonably practicable after Signing, but in any event prior to Closing:

(a)
Seller and Purchaser shall negotiate in good faith definitive agreements in respect of the supply agreements and shared site services agreement referred to in, and consistent with the principal terms and conditions set out in, the term sheet set forth in Schedule 24. In the event that a definitive agreement is not executed at the time of Closing, the Parties shall procure that the relevant members of their respective groups execute the aforesaid term sheet, which term sheet shall then, to the extent relating to the subject matter of such definitive agreement, become effective as of Closing and remain applicable until such definitive agreement has been negotiated and executed. In the event that a definitive agreement is not executed at the time of Closing and the aforesaid term sheet is not executed at Closing, the terms of the aforesaid term sheet shall constitute binding obligations of Seller and Purchaser in the same manner as if such term sheet had been executed by Seller and Purchaser at the Closing.

(b)
Seller and Purchaser shall complete the remaining open schedules to the IP Agreement in accordance with the allocation of Intellectual Property as set out in Schedule 25. In the event that a definitive IP Agreement complete with all schedules thereto is not executed at the time of Closing, then Seller hereby grants a license, effective as from the Closing Date, to the Intellectual Property referenced in the IP Agreement and/or Schedule 25 on the terms and conditions (including with respect to exclusivity, use, scope and restrictions) set forth therein and in any event for such use and scope necessary to enable Purchaser's Group and the Group Companies to continue the Operations as from the Closing Date, for the period as from the Closing Date and until such time as the Parties shall mutually agree to and execute the definitive IP Agreement.

5.9.2
Prior to the Closing, Seller shall, at Seller’s cost and expense, cause the transfers, filings, recordings, registrations and other matters, as applicable, contemplated under the IP Agreement to be performed by Seller's Group (including the Group Companies) with respect to the Transferred Group Intellectual Property. Prior to the Closing, Seller shall, at Seller’s cost and expense, cause the transfer from the applicable Group Company to Seller’s Group of any Retained Intellectual Property. Seller shall, with respect to each such transfer, filing, recording, registration and other matter, provide Purchaser with evidence of each such transfer, filing, recording, registration and other matter in connection therewith.

5.10	Titanium Dioxide Antitrust Claims
Before Closing, the Group Companies will irrevocably contribute, convey, grant, assign, transfer and deliver to a member of Seller's Group, and a member of Seller's Group will accept from each Group Company, all of such Group Company’s rights, interests, and privileges of every kind and nature whatsoever in all claims, demands, obligations and causes of action of whatsoever kind or nature (including any related obligations), whether known or unknown, or suspected or unsuspected, which such Group Company now owns or holds, will at any time in the future (up to the Effective Time) own or hold, or has at any time in the past owned or held relating directly or indirectly to In re: Titanium Dioxide Antitrust Litigation (Civil Action No. RDB-10-0318, Md. Dist. Ct.) and any other antitrust or other claims based upon or arising from, in whole or in part, the Group Companies’ purchase of Titanium Dioxide prior to the Closing.

5.11	Transferred Intellectual Property
Within 10 (ten) Business Days after the Signing Date, Seller shall provide to Purchaser a document summarizing all the due dates with respect to the Transferred Group Intellectual Property that occur from the Signing Date through the period ending on June 30, 2014, including due dates for maintenance and renewal fees, as well as due dates for responses to official action or pending conflict matters.

6	CLOSING

6.1	Date and place

6.1.1
Closing shall take place at 9:00 a.m., New York time, on the 1st (first) Business Day of the month following the 5th (fifth) Business Day following the earlier of (i) satisfaction of that Condition Precedent that is last satisfied and (ii) the waiver under Clause 4.3.2 in respect of all Conditions Precedent that have not been satisfied, or on such other date and such other time as agreed in writing by the Parties.

6.1.2	Closing shall take place in New York, NY, U.S. at the offices of Seller's U.S. Lawyers or at such other location as agreed in writing by the Parties.

6.2	Payments and Closing events

6.2.1
On the Closing Date, Purchaser shall pay the Estimated Purchase Price (in USD) and the Note Purchase Price (in CAD), without any deduction or set off (except as provided for in Clause 15.13 or as provided in the following sentence), in immediately available funds to the relevant bank account set out in Schedule 1. Seller shall cause Akzo Nobel Canada Inc. to pre-pay, prior to the Effective Time, any and all interest accrued and to be accrued on the Note prior to the Effective Time (and withhold and remit any applicable Tax Deduction on such payments), provided, however, if such interest is not paid prior to the Effective Time, the Note Purchase Price shall be reduced by the Tax Deduction that would have been applicable had the accrued interest been paid by Akzo Nobel Canada Inc. immediately before the Effective Time.

6.2.2	At Closing, the Parties shall procure that:

(a)	the Transfer Documents listed in Schedule 7 are executed and/or delivered and/or made available, as the case may be;

(b)	those of the obligations set out in Schedule 6 Part 1 for which they are respectively responsible and which are not dealt with under Clause 6.2.2(a), are performed; and

(c)
the relevant members of Seller's Group on the one hand, and Purchaser (or the relevant other member of Purchaser's Group) and/or the relevant Group Companies, on the other hand, shall enter into the Ancillary Agreements to the extent not already entered into prior to Closing.

6.3	Repayment of Estimated Intra-Group Indebtedness

6.3.1	On the Closing Date:

(a)
Purchaser shall procure that each relevant Group Company pays to the relevant member of Seller's Group (excluding any Group Company) the Estimated Intra-Group Payables, except for the Note, of said Group Company; and

(b)	Seller shall procure that each relevant member of Seller's Group (excluding any Group Company) pays to each relevant Group Company the Estimated Intra-Group Receivables of said Group Company;
in each case as such amounts are set out in the relevant Estimated Net Debt Statement.

6.3.2	The payments to be made pursuant to Clause 6.3.1 may, by written agreement of the Parties, be aggregated and discharged by way of set-off.

7	POST-CLOSING ADJUSTMENTS

7.1	Working Capital Statement and Net Debt Statements

7.1.1	Within 40 (forty) Business Days after the Closing Date, Seller shall prepare and deliver to Purchaser:

(a)	a proposed Working Capital Statement in the form set out in Schedule 10 Part 1; and

(b)	a proposed Net Debt Statement for each Group Company in the form set out in Schedule 10 Part 2,
(collectively, the "Initial Closing Statement").

7.1.2	The Initial Closing Statement shall be prepared in accordance with Schedule 10 Part 3.

7.1.3	Following delivery of the Initial Closing Statement to Purchaser:

(a)
if Purchaser disagrees with the Initial Closing Statement, Purchaser shall within 40 (forty) Business Days after receipt thereof, deliver notice of such disagreement to Seller, such notice (the "Notice of Disagreement") to specify (i) each line item in the Initial Closing Statement with which Purchaser disagrees (the "Disputed Line Items"), including the dollar amounts involved in respect of such line item and (ii) in reasonable detail, the reason for Purchaser's disagreement in respect of each such line item;

(b)
if Purchaser does not deliver a Notice of Disagreement in accordance with the terms of, and by the deadline set out in, Clause 7.1.3(a), the Initial Closing Statement shall be final and binding on Seller (and each relevant other member of Seller's Group) and Purchaser (and each relevant other member of Purchaser's Group) for all purposes;

(c)	if Purchaser delivers a Notice of Disagreement in accordance with the terms of, and by the deadline set out in, Clause 7.1.3(a), then:

(i)
each line item in the Initial Closing Statement which is not a Disputed Line Item shall be final and binding on Seller (and each other member of Seller's Group) and Purchaser (and each other member of Purchaser's Group) for all purposes; provided that Seller shall have the right to identify further line items directly related to the Disputed Line Items identified by Purchaser as being in dispute (by written notice delivered to Purchaser within 10 (ten) Business Days of receipt of the Notice of Disagreement), and such further line items shall be deemed Disputed Line Items, and Purchaser thereafter shall have the right to update its Notice of Disagreement (by written notice delivered to Seller within 5 (five) Business Days of receipt of Seller's election notice) by adding further line items (such further line items also being Disputed Line Items) to the extent that such addition is directly related to the further line items identified in Seller's election notice as being in dispute; and

(ii)
Seller and Purchaser shall attempt in good faith to reach agreement in respect of the Disputed Line Items. If Seller and Purchaser do not reach such agreement within 30 (thirty) Business Days after delivery of the (if applicable, updated) Notice of Disagreement, Seller or Purchaser may by notice to the other require that the Disputed Line Items that have not been agreed upon between Seller and Purchaser within the aforesaid 30 (thirty) Business Days, be referred to the Reporting Accountants in accordance with the terms of Schedule 10 Part 4; and

(d)
The final Working Capital Statement, as mutually agreed by the Parties in accordance with this Clause 7.1.3 (including, as applicable, as per Clause 7.1.3(c)) or as determined by the Reporting Accountants in the manner set forth in Schedule 10 Part 4 is referred to herein as the "Final Working Capital Statement". The final Net Debt Statements, as mutually agreed by the Parties in accordance with this Clause 7.1.3 (including, if applicable, as per Clause 7.1.3(c)) or as determined by the Reporting Accountants in the manner set forth in Schedule 10 Part 4 are referred to herein as the "Final Net Debt Statements" and, together with the Final Working Capital Statement, the "Final Closing Statement".

7.1.4
In order to enable the preparation and determination of the Initial Closing Statement and the Final Closing Statement, and until such time as the Final Closing Statement shall become final, Purchaser shall procure the keeping up-to-date and, subject to reasonable notice, making available to Seller and its Representatives (subject to customary confidentiality or similar agreements) during normal office hours of all books and records relating to the Group, and shall cooperate with them and their Representatives with regard to the preparation and determination of the Initial Closing Statement and the Final Closing Statement, including by giving reasonable access to employees of the Group (in the presence of Representatives of Purchaser) for purposes of obtaining any relevant data.

7.2	Purchase Price adjustments and repayment of Intra-Group Indebtedness

7.2.1	Working Capital

(a)
To the extent that the Working Capital Adjustment for the Group Companies reflected in the Final Working Capital Statement is less than the Estimated Working Capital Adjustment, Seller, on behalf of the Share Sellers, shall repay to Purchaser, acting on behalf of the Share Purchasers, an amount equal to such deficit.

(b)
To the extent that the Working Capital Adjustment for the Group Companies reflected in the Final Working Capital Statement exceeds the aggregate amount of the Estimated Working Capital Adjustment, Purchaser, on behalf of the Share Purchasers, shall pay Seller, acting on behalf of the Share Sellers, an amount equal to such excess.

7.2.2	Net Debt

(a)
In respect of each Group Company, to the extent that the Net Debt for such Group Company reflected in the relevant Final Net Debt Statement exceeds the Estimated Net Debt for such Group Company, Seller shall repay to Purchaser, or a designated other member of Purchaser's Group, an amount equal to such excess.

(b)
In respect of each Group Company, to the extent that the Net Debt for such Group Company reflected in the relevant Final Net Debt Statement is less than the Estimated Net Debt for such Group Company, Purchaser shall pay to Seller or a designated other member of Seller's Group, an amount equal to such deficit.

7.2.3	Intra-Group Indebtedness
In respect of each Group Company:

(a)
to the extent that the amount of any Intra-Group Payable as reflected in the relevant Final Net Debt Statement is less than the relevant amount of the Estimated Intra-Group Payable repaid pursuant to Clause 6.3.1(a), Seller shall procure that the relevant member of Seller's Group pays to the relevant Group Company an amount equal to such deficit;

(b)
to the extent that the amount of any Intra-Group Payable as reflected in the relevant Final Net Debt Statement exceeds the relevant amount of the Estimated Intra-Group Payable repaid pursuant to Clause 6.3.1(a), Purchaser shall procure that the relevant Group Company pays to the relevant member of Seller's Group an amount equal to such excess;

(c)
to the extent that the amount of any Intra-Group Receivable as reflected in the relevant Final Net Debt Statement is less than the relevant amount of the Estimated Intra-Group Receivable repaid pursuant to Clause 6.3.1(a), Purchaser shall procure that the relevant Group Company pays to the relevant member of Seller's Group an amount equal to such deficit; and

(d)
to the extent that the amount of any Intra-Group Receivable as reflected in the relevant Final Net Debt Statement exceeds the relevant amount of the Estimated Intra-Group Receivable repaid pursuant to Clause 6.3.1(a), Seller shall procure that the relevant member of Seller's Group pays to the relevant Group Company an amount equal to such excess.

7.2.4	Interest
Any payment to be made in accordance with this Clause 7.2 shall include interest thereon calculated from the day after the Effective Time to the day of payment, both days inclusive, at the Interest Rate.

7.2.5	Payment

(a)	The due date for any payment to be made under this Clause 7.2, shall be the 5th (fifth) Business Day after the Final Closing Statement has been determined as set forth in Clause 7.1.3(d).

(b)
The payment (other than interest payments) made under Clause 7.2.1 (Working Capital) shall be made on account of the Purchase Price and allocated to each Company in accordance with the percentages set opposite each Company in Paragraph 1 of Schedule 9 Part 1, unless expressly otherwise agreed in writing by the Parties.

(c)
All payments (other than interest payments) made under Clause 7.2.2 (Net Debt) shall be made on account of the Purchase Price of the Shares of the relevant Group Company and the allocation of the Purchase Price shall be adjusted in accordance with Schedule 9 Part 1, unless otherwise required by Law.

(d)	To the extent legally permissible, the payments to be made pursuant to this Clause 7.2, may, by written agreement of the Parties, be aggregated and discharged by way of set-off.

8	POST-CLOSING OBLIGATIONS

8.1	Indemnity by Purchaser
In addition to indemnification provided elsewhere in this Agreement, effective as of the Closing and subject to Clause 10, Purchaser shall indemnify and hold harmless Seller, its Affiliates and their respective Representatives (the "Seller Indemnified Parties"), from and against any and all Losses suffered or incurred by such Seller Indemnified Parties that arise out of, relate to or result from:

(a)
any breach of Purchaser's Warranties, it being understood and agreed that no materiality or similar qualifier in the relevant Purchaser's Warranties shall be given any effect for the purpose of determining the existence or extent of the breach or the amount of Losses associated therewith;

(b)
any breach of or failure by Purchaser to perform or fulfill any of the covenants or agreements required to be performed by Purchaser under this Agreement (excluding any breach of a Purchaser's Warranty);

(c)	except to the extent subject to indemnification by Seller under this Agreement, any Group Liabilities; or

(d)	any Continuing Seller Guarantees, subject to the Purchaser Indemnified Parties’ entitlement to indemnification pursuant to this Agreement.

8.2	Indemnity by Seller
In addition to indemnification provided elsewhere in this Agreement, effective as of the Closing and subject to Clause 10, Seller shall indemnify and hold harmless Purchaser, its Affiliates (including following the Closing, the Group Companies) and their respective Representatives (collectively, the "Purchaser Indemnified Parties") from and against:

8.2.1	any and all Losses suffered or incurred by such Purchaser Indemnified Parties that arise out of, relate to or result from:

(a)
any breach of Seller's Warranties (other than Tax Warranties which are governed by Schedule 11), it being understood and agreed that no materiality or similar qualifier in the relevant Seller's Warranties (other than as set forth in Part 6 of Schedule 12) shall be given any effect for the purpose of determining the existence or extent of the breach or the amount of Losses associated therewith;

(b)	any breach of or failure by Seller to perform or fulfill any of the covenants or agreements required to be performed by Seller under this Agreement (excluding any breach of a Seller's Warranty);

(c)	any Unrelated Liabilities (the "Unrelated Liabilities Indemnity");

(d)	any Pre-Closing Liabilities (the "Pre-Closing Liabilities Indemnity");

(e)	any Continuing Group Guarantees;

(f)	any Pre-Closing Toxic Tort Liabilities;

(g)	any Pre-Closing Product Liabilities; or

(h)	any Pre-Closing FLSA Liabilities; or

8.2.2
the amount owed to the relevant customer under any Pre-Closing Home Center Customer Claims, together with all reasonable costs and expenses (including reasonable legal costs) in respect thereof, incurred by the relevant Group Company.

8.3	Release of Guarantees

8.3.1
The Parties shall use commercially reasonable efforts to terminate, effective as of the Closing, any and all continuing obligations of Seller and any other member of Seller's Group (excluding the Group Companies) from any (joint and/or several) Guarantees given by, assumed by or binding upon Seller or any other member of Seller's Group (excluding the Group Companies) in relation to any of the Liabilities of the Group Companies, including those listed in Paragraph 1 of Schedule 21 (the "Seller Guarantees"), and to procure the release of Seller and Seller's Group from the Seller Guarantees, including seeking to have the beneficiaries of such Seller Guarantees substitute Purchaser or its Affiliates for Seller or any other member of Seller's Group (excluding the Group Companies) as the indemnitor or guarantor under such Seller Guarantees (in respect of any Seller Guarantees not listed in Paragraph 1 of Schedule 21, on terms no less favorable to Purchaser than the terms of the applicable existing Seller Guarantee). To the extent that the obligations of Seller's Group on a Seller Guaranty are not terminated and the applicable member of Seller's Group is not released effective as of the Closing (a Seller Guaranty not so terminated being a "Continuing Seller Guaranty"), the Parties shall continue to use their commercially reasonable efforts to terminate the Continuing Seller Guaranty as soon as practicable following the Closing.

8.3.2
The Parties shall use commercially reasonable efforts to terminate, effective as of the Closing, any and all continuing obligations of each Group Company from any (joint and/or several) Guarantees given by, assumed by or binding upon the Group Companies in relation to any of the Liabilities of Seller or any other member of Seller's Group (excluding the Group Companies), including those listed in Paragraph 2 of Schedule 21 (the "Group Guarantees"), and to procure the release of the Group Companies from the Group Guarantees, including seeking to have the beneficiaries of such Group Guarantees substitute Seller or its Affiliates for such Group Company as the indemnitor or guarantor under such Group Guarantees (in respect of any Group Guarantees listed in Paragraph 2 of Schedule 21, on terms no less favorable to Seller than the terms of the applicable existing Group Guarantee). To the extent that the obligations of Group Companies on a Group Guaranty are not terminated and the applicable Group Company is not released as of the Closing (a Group Guaranty not so terminated being a "Continuing Group Guaranty"), the Parties shall continue to use their commercially reasonable efforts to terminate the Continuing Group Guaranty as soon as practicable following the Closing.

8.4	Trade receivables/payables; Post-Closing receipts

8.4.1
Each Party shall procure that any indebtedness (other than indebtedness that is part of Intra-Group Receivables or Intra-Group Payables) incurred in the ordinary course of trading prior to Closing between the Group and Seller's Group and outstanding at Closing, shall be settled in cash in accordance with the usual terms and conditions of trading between such entities or, if there are no such terms, within 30 (thirty) days of invoice.

8.4.2
If at any time after the Effective Time, any member of Seller's Group (excluding any Group Companies) receives any monies in respect of any receivable of a Group Company, then Seller shall procure that the relevant member of Seller's Group shall pay the amount received to the relevant Group Company within 5 (five) Business Days.

8.4.3
If at any time after the Effective Time, any member of Purchaser's Group (including the Group Companies) receives any monies in respect of any item forming part of the Carve-Out Businesses (including any liquidation proceeds), then Purchaser shall procure that the relevant member of Purchaser's Group shall pay the amount received to Seller within 5 (five) Business Days, provided such member of Purchaser’s Group is obligated to pay such amount under the relevant transfer agreement for such Carve-Out Businesses.

8.5	Non-Operating Facilities
Except to the extent prohibited by applicable Law, Seller shall cause the Group Companies to sell, transfer or assign, to one or more third parties or to members of Seller's Group (other than the Group Companies) all of the Non-Operating Facilities and all properties and assets related thereto, as soon as reasonably practicable after Signing and in any event prior to the Closing. In the event the sale, transfer or assignment of any of the Non-Operating Facilities, or any of the properties or assets related thereto, shall not have been completed prior to the Closing, the provisions of Schedule 11 and Paragraph 2 of Schedule 22 shall apply.

8.6	Retention of records

8.6.1
Subject to Paragraph 7.6 of Schedule 11, Purchaser shall retain for a period of 6 (six) years from Closing, or such longer period as may be prescribed by Law (if known by Purchaser), all books and records relating to the Group which are at the Properties at Closing or which are held by or on behalf of any member of, or otherwise delivered to, Purchaser's Group in connection with the Closing and, to the extent reasonably required by Seller, including in connection with the preparation of any Tax Returns, any judicial, administrative, Tax, audit or arbitration proceeding or the preparation of any financial statements or reports, shall allow Seller, upon reasonable notice, access during normal office hours to such books, records and other information to the extent relating to the Operations prior to the Closing, including the right to inspect and take copies (at Seller's cost and expense).

8.6.2
Seller's Group shall retain for a period of 6 (six) years from Closing, or such longer period as may be prescribed by Law (if known by Seller), all books and records relating to the Group which are not at the Properties at Closing or held by or on behalf of any member of the Group or otherwise delivered to Purchaser at Closing and, to the extent reasonably required by Purchaser, including in connection with the preparation of any Tax Returns, any judicial, administrative, Tax, audit or arbitration proceeding or the preparation of any financial statements or reports, shall allow Purchaser, upon reasonable notice, access during normal office hours to such books, records and information, including the right to inspect and take copies (at Purchaser's cost and expense).

8.7	Insurance

8.7.1	Termination of coverage

(a)	Until the Closing Date, Seller shall maintain the effectiveness of all Insurance Policies with respect to the Group Companies.

(b)
As of the Closing Date, all coverage with respect to the Group Companies under the Insurance Policies in respect of events, occurrences or accidents occurring on or after the Closing Date shall be cancelled and terminated, excluding those Insurance Policies in respect of which one or more Group Companies are the sole policy holders or named insureds.

8.7.2	Availability of Seller's Group's rights of recovery

(a)
From and after the Closing Date, Seller shall, at the request, cost and expense of Purchaser, and subject to the terms and conditions of the Insurance Policies (and with Purchaser acknowledging that no member of Seller's Group gives any assurance as to recoverability under any of the Insurance Policies, subject to Seller's Warranty contained in Paragraph 13 of Schedule 12 Part 1), submit, file and pursue any claims under any Insurance Policies maintained by Seller's Group that cover the Group Companies or any of the Employees (the "Retained Insurance Policies"), arising out of or relating to events, occurrences or accidents occurring prior to or at the Closing to the extent coverage is available under such Retained Insurance Policies. Seller shall keep Purchaser reasonably informed of the status of any such insurance claims and shall as soon as reasonably practicable provide Purchaser with copies of any and all written communications regarding such insurance claims. Upon request of Purchaser and to the extent permitted under the relevant Retained Insurance Policy, Seller shall assign any such insurance claims to Purchaser. After any such insurance claim has been filed, Seller shall take no action with respect thereto or compromise or settle any such insurance claim unless directed to do so by Purchaser. Seller shall take all lawful actions in respect of insurance claims as are reasonably requested by Purchaser, including the prosecution of insurance claims against insurers providing the Retained Insurance Policies, using legal counsel selected by Purchaser, the foregoing all at the cost and expense of Purchaser and provided that no member of Seller's Group shall be required to admit any liability of Seller's Group (other than the Group Companies after Closing) in respect of any matter to which an insurance claim relates.

(b)
Without limiting the provisions of Clause 8.7.2(a), from and after the Closing Date, Seller shall cause the relevant members of Seller's Group to make available (to the extent permitted under the relevant Retained Insurance Policies (and with Purchaser acknowledging that no member of Seller's Group gives any assurance as to recoverability under any of the Retained Insurance Policies, subject to Seller's Warranty contained in Paragraph 13 of Schedule 12 Part 1)) to the Group Companies Seller's Group's rights of recovery under the Retained Insurance Policies with respect to events, occurrences or accidents occurring prior to the Closing Date, to the extent that the claim is not taken into account in the Final Closing Statement. Seller and

Purchaser shall cooperate in connection with the handling and administration of these claims.

(c)
The foregoing provisions of this Clause 8.7.2 shall be without prejudice to any rights that the Purchaser Indemnified Parties may have pursuant to Clause 8.2 to the extent that the indemnified Loss is not recovered in accordance with this Clause 8.7.2.

8.7.3	Payment of Proceeds
Subject to compliance by Purchaser of its obligations under Clause 8.7.4, Seller's Group shall pay to Purchaser (acting on behalf of the relevant Group Company, as the case may be), as soon as reasonably practicable after receipt after Closing by a member of Seller's Group, the net proceeds (after subtracting any deductible, retention or similar amounts, or with respect to any Retained Insurance Policies provided by a captive insurer of Seller's Group, any allocated loss adjustment expenses (ALAE) assessed by such captive insurer, calculated in the manner calculated under such Retained Insurance Policies as of the Signing Date) actually received after Closing under the Insurance Policies in respect of events, occurrences or accidents occurring prior to or on the Closing Date, to the extent that:

(a)	the Losses in respect of which the claim was made have not been recompensed or made good (according to the terms of such relevant Insurance Policy) prior to the Closing; or

(b)	the Losses are not taken into account in the determination of any line item forming part of the Final Closing Statement or are not indemnified by Seller under this Agreement.

8.7.4	Reimbursement of Certain Costs and Expenses
Subject to Closing, for all claims filed and accepted under the Insurance Policies on behalf of the Group Companies prior to the Closing Date and remaining open after the Closing Date and for all claims filed and accepted under the Retained Insurance Policies after the Closing Date pursuant to Clause 8.7.2, Purchaser shall be responsible for and pay to Seller or a designated other member of Seller's Group within 30 (thirty) days of presentment of invoice, all related reasonable out-of-pocket costs and expenses incurred by Seller's Group, as well as any related allocated loss adjustment expenses (ALAE) assessed against Seller by Seller's Group’s captive insurer, calculated in the manner calculated under the Retained Insurance Policies as of the Signing Date, (to the extent not already taken into account pursuant to Clause 8.7.3), until each such claim is settled or otherwise concluded and no further payments are made in relation thereto.

8.8	Transaction Bonuses
At the later of (i) 5 (five) Business Days after written notice from Purchaser or (ii) the date of payment by a Group Company of a Transaction Bonus after the Closing Date (such payment having been made in accordance with the terms of a binding obligation of a Group Company), Seller shall pay to Purchaser an amount equal to such Transaction Bonus taking into account any net Tax benefit of such Transaction Bonuses as determined in accordance with Clause 10.8. For this purpose, "Transaction Bonus" means any bonus or change of control amount (in excess of normal salary and benefits) to be paid to any Employee by a Group Company after the Closing Date as a result of the Transaction and pursuant to a Contract agreed to by and between a member of Seller's Group and the Employee prior to the Closing.

8.9	Tax Indemnity
The provisions of Schedule 11 shall apply in respect of Taxes, including with respect to any breach of a Tax Warranty.

8.10	Environmental Indemnity
The provisions of Schedule 19 shall apply in respect of environmental matters.

8.11	Devoe HD stranded costs
The provisions of Schedule 23 shall apply in respect of Devoe Heavy Duty.

9	REPRESENTATIONS AND WARRANTIES

9.1	Seller's Warranties

9.1.1
Subject to the remaining provisions of this Clause 9 and to Clauses 10 and 11, Seller represents and warrants to Purchaser that the statements set out in Schedule 12 Part 1 ("Seller's Warranties") are true and accurate as at Signing and Closing.

9.1.2	Each Seller's Warranty applies only to the subject expressly referred to therein. Without detracting from the generality of the foregoing, the only Seller's Warranties given:

(a)	in respect of the Properties are those contained in Paragraph 5.1 of Schedule 12 Part 1 and all other Seller's Warranties shall be deemed not to be given in respect of the Properties;

(b)	in respect of Intellectual Property are those contained in Paragraph 6 of Schedule 12 Part 1 and all other Seller's Warranties shall be deemed not to be given in respect of Intellectual Property;

(c)
in respect of employment or pension matters are those contained in Paragraphs 8, 9 and 12 of Schedule 12 Part 1 and all other Seller's Warranties shall be deemed not to be given in respect of such matters;

(d)
in respect of the Environment are those contained in Paragraph 10 of Schedule 12 Part 1 and all other Seller's Warranties shall be deemed not to be given in respect of the Environment other than those contained in Paragraphs 5.1 (Properties) and 5.2 (Ownership of assets) of Schedule 12 Part 1, which also shall be deemed given in respect of the Environment;

(e)
in respect of anti-trust, fair trading, dumping, state and consumer protection or similar matters are those contained in Paragraph 11 of Schedule 12 Part 1 and all other Seller's Warranties shall be deemed not to be given in respect of such matters; and

(f)
in respect of Tax matters are those contained in Paragraph 15 of Schedule 12 Part 1 and all other Seller's Warranties (except for Seller's Warranties under Paragraphs 3 (Accounts) and 21 (Disclosure of Information) of Schedule 12 Part 1 which shall be deemed given in respect of Taxes) shall be deemed not to be given in respect of such matters, provided that, to the extent relevant, Seller's Warranty under Paragraphs 3 (Accounts), 5.4 (Sufficiency of Assets), 7 (Contracts), 12 (Litigation), 13 (Insurance), 16 (Events since June 30, 2012) and 21 (Disclosure of Information) of Schedule 12 Part 1 shall also apply to the matters referred to in Clause 9.1.2(a) through (e).

9.1.3
Purchaser acknowledges and agrees that, except as expressly set forth in Schedule 12, Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to Purchaser or any of its Representatives at or prior to Signing. Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than Seller's Warranties. Purchaser further acknowledges and agrees that, notwithstanding any other provision of this Agreement, but without limiting any indemnification provisions relating to the Non-Operating Facilities, Seller makes no representation or warranty as to the Non-Operating Facilities.

9.1.4
Any Seller's Warranty qualified by the expression "so far as Seller is aware", "to Seller's knowledge" or any similar expression shall be deemed to refer to the actual knowledge of those persons whose names are set out in Schedule 12 Part 3.

9.2	Disclosure
Seller's Warranties are limited by, and Seller shall not be in breach of any Seller's Warranties:

(a)	in respect of the matters Fairly Disclosed in the Data Room or specifically disclosed in the Disclosure Letter; and

(b)	to the extent that the breach is to the actual knowledge of those persons whose names are set out in Schedule 12 Part 5 at Signing.

9.3	Liability for breach

9.3.1
Save as expressly otherwise provided in this Agreement (including Clause 10.14), the sole and exclusive remedy of the Purchaser Indemnified Parties in respect of any breach by Seller under this Agreement (including a breach of a Seller's Warranty, whether given as at Signing or as at Closing) or under any indemnity given by Seller in this Agreement, shall be, subject to any other limitations of liability set out in this Agreement, a claim for Losses. A Loss suffered by the relevant Group Company in respect of such breach or as falls under such indemnity, as the case may be, shall, subject to any other limitations of liability set out in this Agreement, be deemed to be a Loss suffered by Purchaser. In the event of any breach of Purchaser's Warranties, as its sole and exclusive remedy and subject to any other limitation of liability set out in this Agreement, Seller shall have the right to claim the Losses suffered or incurred by Seller and any other member of Seller's Group as a result of such breach. Notwithstanding the foregoing, in the event the Purchaser Indemnified Parties shall be entitled to indemnification under more than one provision of this Agreement, the relevant Purchaser Indemnified Party shall specify the provision under which an indemnification claim is made.

9.3.2
For purposes of this Agreement, it is agreed that a breach of a Seller's Warranty or Purchaser's Warranty, as the case may be, shall occur where same is untrue or inaccurate as at any date on which the same is given.

9.4	Purchaser's Warranties

9.4.1	Purchaser represents and warrants to Seller that as at Signing the statements set out in Schedule 12 Part 4 ("Purchaser's Warranties") are true and accurate.

9.4.2	Purchaser further represents and warrants to Seller that the statements set out in Schedule 12 Part 4 will also be true and accurate at Closing as if they had been repeated at such Closing.

9.4.3	Seller acknowledges and agrees that Purchaser gives no representations or warranties, express or implied, other than Purchaser's Warranties.

9.4.4
Any Purchaser's Warranty qualified by the expression "so far as Purchaser is aware", "to Purchaser's knowledge" or any similar expression shall be deemed to refer to the actual knowledge of those persons whose names are set out in Schedule 12 Part 5.

9.4.5
Purchaser’s Warranties are limited by, and Purchaser shall not be in breach of any Purchaser’s Warranties to the extent that the breach is to the actual knowledge of those persons whose names are set out in Schedule 12 Part 3 at Signing.

10	LIMITATION OF LIABILITY

10.1	Time limitation

10.1.1
The right to make a claim with respect to any breach of the representations and warranties under the indemnification provisions of Clauses 8.1 or 8.2 or otherwise under this Agreement (other than those related to Tax matters or the Environmental Indemnity, which shall be governed exclusively by Schedule 11 and Schedule 19, respectively) will survive the Closing as follows:

(a)
the right of the Purchaser Indemnified Parties to make claims with respect to any breach of Fundamental Warranties shall survive the Closing until expiration of 60 (sixty) days following the expiry of the applicable statutory period for such claims;

(b)	the right of the Purchaser Indemnified Parties to make claims under the Environmental Warranties shall survive the Closing until the 5th (fifth) anniversary of the Closing Date;

(c)
the right of the Purchaser Indemnified Parties to make claims with respect to any breach of Seller's Warranties (other than Fundamental Warranties, Environmental Warranties, Benefit Warranties and Tax Warranties) shall survive the Closing for a period of 18 (eighteen) months following the Closing Date;

(d)	the right of the Purchaser Indemnified Parties to make claims with respect to any breach of the Benefit Warranties shall survive the Closing for a period of 3 (three) years following the Closing Date;

(e)	the right of the Purchaser Indemnified Parties to make claims under the Pre-Closing Liabilities Indemnity shall survive the Closing until the 5th (fifth) anniversary of the Closing Date;

(f)	the right of the Purchaser Indemnified Parties to make claims under the Unrelated Liabilities Indemnity shall survive the Closing until the 10th (tenth) anniversary of the Closing Date;

(g)	the right of Purchaser Indemnified Parties to make claims under the Special Pre-Closing Indemnities shall survive the Closing until the 5th (fifth) anniversary of the Closing Date;

(h)
the right of the Seller Indemnified Parties to make claims with respect to any breach of Fundamental Warranties shall survive the Closing until expiration of 60 (sixty) days following expiry of the applicable statutory period for such claim and the right of the Seller Indemnified Parties to make claims with respect to any breach of the other Purchaser’s Warranties shall survive the Closing for a period of 18 (eighteen) months; and

(i)
except as expressly provided otherwise in this Agreement, each covenant and agreement hereunder required to be performed at or prior to Closing, and each Party’s rights to make claims for Losses or indemnification with respect thereto shall survive the Closing for a period of 18 (eighteen) months following the Closing Date, provided that any right to bring a claim that would otherwise terminate in accordance with the foregoing provisions will continue to survive if a proper notice of a claim shall have been given specifying the matters set out in Clause 11.2 on or prior to the date on which it otherwise would terminate, until the related claim for Losses or indemnification has been satisfied or otherwise resolved as provided in this Clause 10, but such survival shall only be with respect to the matters covered by such notice of claim.

10.1.2
If any of the time limitations set out in Clauses 10.1.1(a) through (i) exceeds the relevant statutory period which would otherwise apply, the relevant aforesaid time limitation shall continue to apply, without regard to any statute of limitations or claims or defenses of laches, estoppel or any other defense concerning the timeliness of a civil action, which the Parties hereby waive.

10.2	Minimum claims
Subject to any other applicable limitations set out in this Agreement, Seller shall only be liable under this Agreement in respect of any individual claim, or a series of claims arising from the same facts, (i) in respect of a claim under Clause 8.2.1(a) for a breach of any Seller's Warranty (other than a Fundamental Warranty or Tax Warranty) or (ii) pursuant to the Pre-Closing Liabilities Indemnity, if the Losses agreed or determined in respect of any such claim or series of claims exceed USD 100,000 (one hundred thousand U.S. dollars) (the "De Minimis Threshold"), and then for the full Loss and not only the excess over the De Minimis Threshold. For the avoidance of doubt, the De Minimis Threshold shall not apply to any other claim for indemnification.

10.3	Aggregate minimum claims
Subject to any other applicable limitations set out in this Agreement, Seller shall not be liable under this Agreement:

(a)
(i) in respect of any claim under Clause 8.2.1(a) for breach of any Seller's Warranty (other than a Fundamental Warranty or Tax Warranty) or (ii) pursuant to the Pre-Closing Liabilities Indemnity, except to the extent that the aggregate amount of all Losses in respect of all such claims under such clauses (i) and (ii) exceeds USD 20,000,000 (twenty million U.S. dollars) (the "Basket"); or

(b)	in respect of an individual claim, or a series of claims arising from the same facts, except to the extent the Losses exceed USD 25,000 (twenty-five thousand U.S. dollars):

(i)
in respect of Pre-Closing Toxic Tort Liabilities, other than Pre-Closing Toxic Tort Liabilities as to which a claim has been made by a third party as of Closing (which shall be indemnified by Seller from the first dollar of Loss);

(ii)	in respect of Pre-Closing Product Liabilities; or

(iii)	in respect of Pre-Closing Home Center Customer Claims.
For the avoidance of doubt, the Basket and the limitations set forth in Clause 10.3(b) shall not apply to Pre-Closing FLSA Liabilities, which shall be indemnified by Seller from the first dollar of Loss.

10.4	Maximum liability

10.4.1
The aggregate liability of Seller in respect of all claims for breach of Seller's Warranties (other than the Fundamental Warranties and the Tax Warranties), the Pre-Closing Liabilities Indemnity, the Environmental Indemnity and the Special Pre-Closing Indemnities shall not exceed USD 262,500,000 (two hundred sixty-two million, five hundred thousand US dollars).

10.4.2
Without detracting from the limitation set out in Clause 10.4.1, the maximum aggregate liability of Seller in respect of all claims under this Agreement (a) for breach of Seller's Warranties (other than Tax Warranties), (b) pursuant to the Unrelated Liabilities Indemnity, (c) pursuant to the Pre-Closing Liabilities Indemnity, (d) pursuant to the Special Pre-Closing Indemnities, (e) pursuant to the Environmental Indemnity, and (f) in respect of breaches of pre-Closing covenants and agreements of Seller, shall not exceed the Offer Value.

10.5	Provisions
Seller shall not be liable under this Agreement in respect of any claim if and to the extent that any allowance, provision or reserve is made in the Final Closing Statement.

10.6	Matters arising after Signing / Closing
Seller shall not be liable under Clause 8.2.1(a) in respect of Losses to the extent resulting from:

(a)
any action taken by a member of Seller’s Group to the extent necessary for Seller to comply with its express obligations under this Agreement where the failure to take such action would constitute a breach of this Agreement, provided that the compliance by members of Seller’s Group with the obligations under Clause 5.1.1 shall not in and of itself excuse Seller from liability under Clause 8.2.1(a);

(b)	any matter or thing done or knowingly omitted to be done at the written request or with the written approval of the Purchaser Representative in accordance with Clause 15.15;

(c)
any knowing act, omission or transaction of any of Purchaser or any other member of Purchaser’s Group, including the Group Companies, or their respective directors, officers, employees or agents or successors in title, after Closing, save to the extent required under the terms of any Contract of the Group Companies as at Closing or by any Law or administrative practice of any Governmental Authority as applicable at Closing;

(d)	the passing of, or any change in, any Law after Closing;

(e)
any change by Purchaser in any accounting or Taxation policy, basis or practice of Purchaser or any other member of Purchaser’s Group (including the Group Companies after Closing), introduced or having effect after Closing;

provided that notwithstanding the foregoing, the provisions of this Clause 10.6 shall not relieve Seller for liability for Losses to the extent resulting from any Purchaser Indemnified Parties’ efforts to mitigate Losses pursuant to Clause 10.9.

10.7	Insurance
An Indemnifying Party shall not be liable in respect of any claim made by an Indemnified Party to the extent that the Losses in respect of which the claim is made are covered by a policy of insurance and such Indemnified Party or any of its Affiliates actually recovers such Losses, provided that the Indemnified Party shall, and shall procure that its Affiliates use all commercially reasonable efforts to recover such Losses under such insurance.

10.8	Net tax benefit

10.8.1
An Indemnifying Party shall not be liable under this Agreement in respect of any claims to the extent of any corresponding Tax savings, including any Relief, to the Indemnified Party or any of its Affiliates arising in respect of such Losses.

10.8.2
Any Tax detriment suffered or incurred by the Indemnified Party or any of its Affiliates as a result of receipt of the indemnification payment in respect of such Losses (including a reduction of depreciable tax basis) shall be taken into account in calculating any corresponding Tax savings, including any Relief.

10.8.3
The following Tax rates shall apply for purposes of this Clause 10.8 except that, in the event of a change in the Canadian or U.S. federal Tax rates after the Signing Date, the Tax rates that shall apply for purposes of this Clause 10.8 shall be such Tax rates as are then agreed upon in writing between Seller and Purchaser as appropriately reflecting such changes in Canadian or U.S. federal Tax rates:

(a)	U.S. 38.5%

(b)	Canada 26.0%

(c)	Puerto Rico 4.0%

10.9	Mitigation of Losses
Each Party shall procure that all commercially reasonable steps are taken and all reasonable assistance is given to the other Party to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement, provided that such obligations shall not delay a Party’s right to receive indemnification hereunder and Purchaser’s Group (including the Group Companies) shall have no obligations hereunder to pursue claims against a customer of the Group Companies.

10.10	Rights to recover

10.10.1	No Party shall be liable under this Agreement in respect of any Excluded Losses.

10.10.2
No Party shall be liable for any Losses relating to any actual liability owed to a third party unless and until such actual liability is due and payable, or any Losses relating to any liability owed to a third party which is contingent unless and until such contingent liability becomes an actual liability owed to such third party and is due and payable, provided that this Clause 10.10.2 shall not operate to exclude liability in relation to a claim made in respect of an actual or contingent liability within the relevant time limit specified in Clause 10.1 and specifying the matters set out in Clause 11.2.

10.11	Customer relations
Purchaser acknowledges and agrees that, notwithstanding any other provision of this Agreement except for a claim pursuant to a breach of Seller's Warranty contained in Paragraph 7.4.2 or Paragraph 17 of Schedule 12 Part 1:

(a)
Seller makes no representation or warranty whatsoever (expressed, implied or otherwise) as to the term, continuation or renewal (under any terms and conditions) of the relationship or Contract with any customer material to the Operations or any future sales, revenue, or income with respect to any such relationship or Contract; and

(b)
Seller's Liability, if any, in relation to any Contract with any customer material to the Operations shall (except as expressly provided in this Agreement) be limited to a claim by the relevant Purchaser Indemnified Party under Clause 8.2.2. Purchaser's Group shall not make any claim against any member of Seller's Group in relation to any such Contract except as expressly provided in the preceding sentence.

10.12	Credit for recoveries

10.12.1
Without detracting from Clause 10.9, the Indemnified Party shall use all commercially reasonable efforts to pursue recovery of Losses to the maximum amount possible (whether by payment, discount, credit, relief, insurance or otherwise) from any third party, provided that such obligations shall not delay a Party’s right to receive indemnification hereunder and Purchaser’s Group (including the Group Companies) shall have no obligations hereunder to pursue claims against a customer of the Group Companies.

10.12.2
If, before an Indemnifying Party pays an amount in discharge of any claim under this Agreement, the Indemnified Party has received (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum in respect of the Loss which is the subject matter of the claim, then the Indemnifying Party’s obligations shall be reduced to the extent of the recoveries so received by the Indemnified Party less the costs and expenses reasonably incurred by the Indemnified Party to seek such recovery and any Taxes payable on such recovery and net of any Relief associated therewith.

10.12.3
If an Indemnifying Party has paid an amount in discharge of any claim under this Agreement and the Indemnified Party subsequently recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party with respect to any Loss which is the subject matter of the claim, then the Indemnified Party shall forthwith pay to the Indemnifying Party the amount recovered, less any costs and expenses reasonably incurred in obtaining such recovery and any Taxes payable on such recovery and net of any deductible amount associated therewith, and limited to the amount actually paid by the Indemnifying Party in respect of the claim.

10.12.4
If any Losses in respect of which a claim is made are covered by a right of recovery, in the form of an indemnification, contribution or similar obligation against a third party, then upon making any indemnification payment, the Indemnifying Party may request in writing and the Indemnified Party shall procure, to the extent of such payment, that it is subrogated to all rights of the Indemnified Party against such third party in respect of the Loss to which the payment relates; provided that notwithstanding the foregoing, the relevant Seller Indemnifying Party shall only exercise its rights pursuant to such subrogation against a customer of a Group Company if, consistent with the manner in which the relevant Group Company managed its business before Closing, the relevant Group Company would have pursued such a course of action against such customer in the ordinary course of business.

10.13	Double claims
No Party shall be entitled to recover under this Agreement more than once in respect of the same Losses suffered.

10.14	Fraud
The limitations of liability set out in this Agreement shall not apply to any claim under this Agreement arising out of, or relating to, fraud on the part of the Indemnifying Party, and nothing in this Agreement shall limit the right of a Party to pursue an action for or seek remedies with respect to fraud.

11	CLAIMS

11.1	Notification of potential claims
If an Indemnified Party or any of its Affiliates becomes aware of any matter or circumstance that may give rise to a claim under this Agreement, save for any claim made under the Tax Indemnity, such Indemnified Party shall within 20 (twenty) Business Days, or within such shorter period as may be necessary to formally respond to any related third party legal proceeding, deliver a notice to the Indemnifying Party setting out such information as is available to the Indemnified Party as is reasonably necessary to enable the Indemnifying Party to assess the merits of the claim, to act to preserve evidence and to make such provision as the Indemnifying Party may consider necessary. The failure of the Indemnified Party to give notice within the time limits referred to in this Clause 11.1 shall not release the Indemnifying Party of its liability, except for the amount of Losses arising as a result of such failure to give notice within these time limits.

11.2	Notification of claims
Without detracting from Clause 11.1, notices of claims under this Agreement shall be given by the Indemnified Party to the Indemnifying Party within the time limits specified in Clause 10.1, specifying to the extent then known the full information of the legal and factual basis of the claim and the evidence on which the Indemnified Party relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

11.3	Investigation
In connection with any matter or circumstance notified by an Indemnified Party pursuant to Clause 11.1 or 11.2:

(a)
the Indemnified Party shall allow the Indemnifying Party (at its own cost and expense) and its financial, accounting, legal and other advisors such access (upon reasonable notice) to books, records and such personnel of the Indemnified Party as the Indemnifying Party may reasonably request to investigate such claim; and

(b)
the Indemnified Party shall procure that all relevant Affiliates of such Indemnified Party give all such reasonable information and assistance, including access (upon reasonable notice and at reasonable times) to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as the Indemnifying Party or its financial, accounting, legal or other advisors may reasonably request, provided that the Indemnifying Party procures to (i) solely use the information for the purpose of such claim and (ii) compensate the Indemnified Party for its reasonable costs and expenses in connection with the disclosure of information and any related outside legal counsel costs or other out-of-pocket expenses incurred in connection therewith.

Notwithstanding the foregoing, neither Party shall be obligated to make any books, records, personnel or other information available that would, in the reasonable judgment of such party, violate or jeopardize any applicable attorney-client privilege, provided that such party shall use its commercially reasonable efforts to make available such books, records, personnel or other information in a manner that does not violate such privilege.

11.4	Procedure for third party claims

11.4.1
Except with respect to Tax Indemnity and Tax Warranty claims which are governed solely by Schedule 11, or except as provided otherwise under Schedule 19, with respect to Environmental Claims and Environmental Costs, if any claim for indemnification involves a claim by a third party against the Indemnified Party then:

(a)
the Indemnifying Party shall be entitled at its own cost and expense and in its discretion, by notice to the Indemnified Party, to assume control of the defense of such third party claim at the sole cost and expense of the Indemnifying Party, provided, however, the Indemnifying Party shall not be entitled to assume control of the defense of such claim if such claim:

(i)	involves a criminal prosecution against the Indemnified Party;

(ii)	reasonably may result in equitable relief or orders or injunctions restricting the Indemnified Party’s on-going business operations; or

(iii)
reasonably may result in Liabilities that, when taken with other then-existing claims under Clause 8, would exceed the maximum liability limitations set forth in Clause 10.4; and provided further that the assumption of the defense of any such third party claim by the Indemnifying Party shall constitute assumption by the Indemnifying Party of full responsibility, subject to all applicable limitations of liability under this Agreement, for all Losses of any Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, resulting from any such third party claim.

(b)
The Indemnifying Party shall select counsel, contractors, experts and consultants, as appropriate, of recognized standing and competence, and reasonably acceptable to the Indemnified Party and shall diligently and promptly secure resolution of any such third party claim. The Indemnified Party shall be permitted to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose at its own cost and expense (except as otherwise provided in the next sentence). If the Indemnified Party determines in good faith that representation by the Indemnifying Party’s counsel of both the Indemnifying Party and the Indemnified Party may present such counsel with a conflict of interest, then the Indemnified Party shall be entitled to engage separate counsel at its own cost and expense (but subject to recovery thereof from the Indemnifying Party in the event of the Indemnifying Party being held responsible for the underlying claim under this Agreement). The Indemnified Party shall cooperate fully with the Indemnifying Party to enable the Indemnifying Party to effectively defend against such third party claim. Each of the Indemnified Party and the Indemnifying Party shall at all times act as if all Losses relating to the third party claim were for its own account and shall act in good faith and with reasonable prudence to minimize Losses therefrom. The Indemnifying Party may not settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

(c)
The Indemnified Party may assume control of the defense or settlement of a third party claim at any time if it irrevocably waives in writing its right to indemnity under Clause 8.1 or 8.2 with respect to such claim or series of related claims.

(d)
The Indemnified Party may not settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim or series of related claims (including liability for indemnification hereunder). In determining whether to grant any consent for any settlement or compromise of a Third Party Claim in accordance with the foregoing sentence, the Indemnifying Party shall consider only the merits of the Third Party Claim and the terms of the compromise or settlement, and shall not take into account such Indemnifying Party’s position upon whether or not the Losses resulting from such Third Party Claim are subject to indemnification under this Agreement.

(e)
Subject to Clause 10.9, if the Indemnifying Party does not notify the Indemnified Party in writing of its intent to assume control of the defense of a third party claim within 20 (twenty) Business Days following the Indemnifying Party’s receipt of notice of such Third Party Claim in accordance with the foregoing provisions, and, during any period prior to the Indemnifying Party’s assumption of the defense and control of a Third Party Claim, the Indemnified Party shall have the right to defend such claim in such manner as it, acting reasonably, may deem appropriate, and, subject to all applicable limitations of liability under this Agreement, the Indemnified Party shall be entitled to seek indemnification from the Indemnifying Party for all Losses in respect thereof, including costs and expenses of legal counsel and other advisors.

11.4.2
Purchaser shall promptly reimburse to Seller any settlement amount or judgments paid by a member of Seller’s Group (excluding the Group Companies), as well as any costs and expenses reasonably incurred by Seller in defending, settling or otherwise disposing of any third party claims in respect of which Seller has been notified pursuant to Clause 11.1 or 11.2 and for which the Purchaser Indemnified Parties would have been entitled to indemnification under this Agreement but for the limitations set out in Clause 10.2 or 10.3.

12	RESTRICTIONS

12.1	Restrictions on Seller

12.1.1
Seller undertakes, covenants and agrees with Purchaser that, subject to Closing, for a period commencing on the Closing Date and continuing during the Restricted Period, Seller shall not, and Seller shall cause each member of Seller's Group not to:

(a)	directly or indirectly undertake any Restricted Activity in the Restricted Territory; or

(b)
induce or seek to induce any Restricted Employee to become employed by any member of Seller's Group or to leave the employ of the Group Companies or Purchaser or any of its other subsidiaries, provided that the placing of an advertisement of a post available to a member of the public generally (so long as such advertisement is not targeted directly to areas in which the Group Companies maintain Operations as at Closing) shall not constitute a breach of this Clause 12.1.1.

12.1.2	The restrictions in Clause 12.1.1 shall not operate to prohibit any member of Seller's Group from:

(a)
exercising any right or fulfilling any obligation pursuant to this Agreement and any agreement with any member of Purchaser's Group (including the Group Companies) entered into pursuant to this Agreement;

(b)
acquiring or holding for investment purposes 5% (five percent) or less of any class or series of equity securities of any Person, which class or series of equity securities is (a) registered under Section 12 of the Securities Exchange Act of 1934, as amended or (b) listed on a stock exchange outside the U.S, even if that Person is engaged in a Restricted Activity;

(c)
acquiring control of a business or Person (whether through the acquisition of assets, securities or other ownership interests, the effecting of a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction) (an "Acquired Business") that is engaged in a Restricted Activity where the revenues of the Restricted Activity of the Acquired Business in its most recently completed fiscal year were less than the lower of (A) 20% (twenty percent) of the total revenues of the Acquired Business for such fiscal year, and (B) USD 250,000,000 (two hundred fifty million U.S. dollars);

(d)	manufacturing any products for its own use or for any member of Purchaser's Group.

12.1.3
If any restriction contained in this Clause 12.1 is held to be invalid or unenforceable but would be valid and enforceable if part of the wording of the respective restriction is deleted or amended, the restriction applies with such amendment as is necessary to make it valid and enforceable.

12.2	Restriction on Purchaser
Purchaser's Group shall not during the Restricted Period induce or seek to induce any senior employee employed in Seller's Group with whom Purchaser had contact in the course of the Transaction to become employed by any member of Purchaser's Group or to leave the employ of Seller's Group, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12.2, provided that no member of Purchaser's Group instructs or encourages such agency to approach any such person.

13	CONFIDENTIALITY

13.1	Announcements
No announcement, press release or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of Seller's Group or Purchaser's Group without the prior written approval of both Seller and Purchaser. This shall not affect any announcement or circular required by Law or the rules of any recognized stock exchange on which the shares of either Party are listed, provided that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

13.2	Confidentiality undertaking

13.2.1	The Confidentiality Agreement shall cease to have any force or effect from Closing.

13.2.2
For a period commencing on the date of this Agreement and continuing for so long as the applicable Group Confidential Information constitutes confidential information, save as otherwise provided in the IP Agreement, Seller shall and shall cause Seller's Group to treat and hold as confidential all confidential information or data retained by or known to Seller or any member of Seller’s Group and used in the Operations as at Signing or Closing ("Group Confidential Information"). If Seller or any member of Seller’s Group is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by applicable Law) to disclose any Group Confidential Information, then Seller shall notify Purchaser promptly of the request or requirement so that Purchaser, at its cost and expense, may seek an appropriate protective order or waive compliance with this Clause 13.2. If, in the absence of a protective order or receipt of a waiver hereunder, Seller or any member of Seller’s Group is, on the advice of counsel, compelled to disclose such Group Confidential Information, Seller may so disclose the Group Confidential Information, provided that Seller shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment shall be accorded to such confidential information.

13.2.3
For a period commencing on the date of this Agreement and continuing for so long as the applicable Seller Confidential Information constitutes confidential information, save as otherwise provided in the IP Agreement, Purchaser shall and shall cause Purchaser's Group to treat and hold as confidential all confidential information or data retained by or known to Purchaser or any member of Purchaser's Group (including the Group) and relating to Seller's Group or its operations, excluding Group Confidential Information ("Seller Confidential Information"). If Purchaser or any member of Purchaser's Group (including the Group) is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by applicable Law) to disclose any Seller Confidential Information, then Purchaser shall notify Seller promptly of the request or requirement so that Seller, at its cost and expense, may seek an appropriate protective order or waive compliance with this Clause 13.2. If, in the absence of a protective order or receipt of a waiver hereunder, Purchaser or any member of Purchaser's Group (including the Group) is, on the advice of counsel, compelled to disclose such Seller Confidential Information, such party may so disclose Seller Confidential Information, provided that Purchaser shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment shall be accorded to such confidential information.

13.2.4
Subject to Clause 13.1 and Clause 13.2, each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (or any such other agreement); or

(c)	a Party to this Agreement or the business carried on by it or any member of its group of companies (including any Group Confidential Information and Seller Confidential Information).

13.2.5	Clauses 13.2.1 through 13.2.4 shall not prohibit disclosure or use of any information if and to the extent:

(a)
the disclosure or use is required by applicable Law or any applicable stock exchange rules and regulations on which the shares of any Party are listed; provided that prior to disclosure or use of any information pursuant to this Clause 13.2.5(a), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise agree to the timing and content of such disclosure or use;

(b)
the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(c)
the disclosure is made to professional Representatives of any Party on terms that such professional Representatives undertake to comply with the provisions of Clause 13.2.4 in respect of such information as if they were a party to this Agreement;

(d)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(e)	the other Party has given prior written approval to the disclosure or use; or

(f)	the information is independently developed after Closing without violating any of the obligations set forth in the Confidentiality Agreement during its term or this Agreement.

14	TERMINATION

14.1	This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by:

(a)	the mutual written agreement of Seller and Purchaser;

(b)
by Seller if Purchaser fails to perform in any material respect any of its Material Closing Obligations required to be performed by it at Closing and, within 15 (fifteen) Business Days after written notice thereof, such breach shall not have been cured or waived by Seller, provided that Seller shall not have the right to terminate this Agreement pursuant to this Clause 14.1(b) if Seller is then in material breach of any of its obligations under this Agreement;

(c)
by Purchaser if Seller fails to perform in any material respect any of its Material Closing Obligations required to be performed by it at Closing and, within 15 (fifteen) Business Days after written notice thereof, such breach shall not have been cured or waived by Purchaser, provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Clause 14.1(c) if Seller is then in material breach of any of its obligations under this Agreement; or

(d)
by Purchaser or Seller if the Closing shall not have been consummated by 31 December 2013 (such date, as it may be extended pursuant to this Clause 14.1(d), the "Outside Date"), provided that each Party’s right to terminate this Agreement under this Clause 14.1(d) shall not be available to such Party if such Party’s action or failure to act has been the cause of or resulted in the failure of the Closing to take place on or before the Outside Date or if such Party is then in material breach of any of its obligations under in this Agreement, and provided further that either Party may extend the Outside Date until no later than 30 June 2014 if the Condition Precedent in Clause 4.1.1 has not been satisfied as of 31 December 2013.

14.2
If this Agreement is validly terminated pursuant to Clause 14.1, this Agreement shall forthwith become null and void, and have no further effect, without any Liability on the part of any Party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of this Clause 14.2 and Clause 15. Notwithstanding the foregoing, nothing contained in this Clause 14.2 shall relieve any Party from Liability for any breach of this Agreement occurring prior to termination, and any such breaching Party shall be fully liable for any and all Losses, including reasonable costs, fees and expenses of attorneys, accountants and other agents or Representatives, incurred or suffered by the other Party as a result of such breach if the other Party is willing and able to satisfy its obligations under this Agreement.

14.3	Save as provided in Clause 14.1, neither Party shall have the right to terminate this Agreement.

14.4	The right of a Party to terminate this Agreement pursuant to Clause 14.1 shall be without prejudice to all other rights or remedies available to such Party, including under Clause 15.19.

15	MISCELLANEOUS

15.1	Nomination of other purchasers

15.1.1	Purchaser has nominated certain wholly-owned members of Purchaser's Group to purchase the Shares, as set out in Schedule 2 Part 1 column (4).

15.1.2
Purchaser shall be entitled to nominate, at its own cost and expense, by notice to Seller delivered no later than 5 (five) Business Days prior to the Closing Date, one or more other direct or indirect wholly-owned members of Purchaser's Group as purchasers to purchase the Shares or the Note. Schedule 2 Part 1 shall be deemed to be amended accordingly so as to give effect to any such nomination.

15.2	Singular liability and right to claim

15.2.1
None of the Share Sellers shall have any liability under this Agreement, it being agreed that Seller agrees to be fully liable for any breach by any of the Share Sellers under this Agreement on a dollar-for-dollar basis (subject to the applicable limitations of liability set out in this Agreement). Any obligations of Share Sellers shall for this purpose be deemed obligations of Seller. Purchaser may seek recourse only against Seller for breach by Seller or a Share Seller of its obligations under this Agreement.

15.2.2
None of the Share Purchasers, with the exception of Purchaser, shall have any liability under this Agreement, it being agreed that Purchaser agrees to be fully liable for any breach by any of the Share Purchasers under this Agreement on a dollar-for-dollar basis (subject to the applicable limitations of liability set out in this Agreement). Any obligations of Share Purchasers shall for this purpose be deemed obligations of Purchaser. Seller may seek recourse only against Purchaser for breach by Purchaser or a Share Purchaser of its obligations under this Agreement.

15.2.3
Seller, on behalf of itself and the members of Seller's Group, irrevocably waives any claim it may have against a Group Company or any director, officer or Employee of a Group Company in connection with this Agreement absent fraud.

15.3	Transfer Documents

15.3.1	To the extent that the provisions of a Transfer Document are inconsistent with other provisions of this Agreement (which term, for purposes of this Clause 15.3.1 shall exclude all Transfer Documents):

(a)	the said other provisions of this Agreement shall prevail; and

(b)
Seller and Purchaser shall procure that, so far as permissible under the Laws of the relevant jurisdiction, the provisions of the relevant Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement (or, to the extent this is not permissible, Seller shall indemnify, defend and hold harmless Purchaser against all Losses suffered by any member of Purchaser's Group or, as the case may be, Purchaser shall indemnify, defend and hold harmless Seller against all Losses suffered by any member of Seller's Group, in either case through or arising from the inconsistency between the Transfer Document and the other provisions of this Agreement).

15.3.2
If there is an adjustment to the payment made on account of the Purchase Price under Clause 7 which relates to a part of the Group which is the subject of a Transfer Document, then, if required to implement the adjustment and so far as permissible under the Laws of the relevant jurisdiction, each of Seller's Group and Purchaser's Group shall enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment.

15.4	Further assurances
Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Party may reasonably require to transfer the Shares to the Share Purchasers and Purchaser, and to give any Party the full benefit of this Agreement and the Ancillary Agreements. The Parties shall cooperate to determine whether any consent or approval of, or notice or filing with, or other action with respect to, any third party is required in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and shall exercise commercially reasonable efforts to obtain such consents and approvals, and make such filings, as applicable. The preceding sentence shall not apply to any matter relating to any Conditions Precedent.

15.5	Whole agreement

15.5.1
This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

15.5.2	Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

15.6	No assignment
Except as otherwise expressly provided in this Agreement, neither Party may, unless with the prior written consent of the other Party, assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement. Any such assignment, grant of security or transfer purportedly made in violation of the preceding sentence shall be null and void. Notwithstanding the foregoing, to the extent necessary to facilitate a Divestiture under Clause 4.2.2, Purchaser shall be entitled to assign, in whole or in part, any of its rights under this Agreement or any of the Ancillary Agreements to a purchaser of some or all of the assets or other rights acquired under this Agreement or any of the Ancillary Agreements, provided that in the case of any such assignment, PPG Industries, Inc. shall remain jointly and severally liable for the due performance of all of Purchaser's obligations under the Agreement.

15.7	Waiver
No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the waiving Party.

15.8	Variation/Amendment
No variation or amendment of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

15.9	Third party rights

15.9.1
Save as expressly provided as such, including as provided in Clause 8.1 and Clause 8.2, this Agreement does not contain a stipulation in favor of a third party and does not create any third party rights.

15.10	Method of payment

15.10.1
Wherever in this Agreement provision is made for a payment to be made or procured by Seller to Purchaser, Seller shall arrange that such payment shall be made by Seller for itself and on behalf of the relevant member of Seller's Group to Purchaser for itself and on behalf of the relevant member of Purchaser's Group.

15.10.2
Wherever in this Agreement provision is made for a payment to be made or procured by Purchaser to Seller, Purchaser shall arrange that such payment shall be made by Purchaser for itself and on behalf of the relevant member of Purchaser's Group to Seller for itself and on behalf of the relevant member of Seller's Group.

15.10.3
Any such payments shall be effected by crediting for same day value the account specified by Seller or Purchaser, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

15.10.4
Payment of a sum in accordance with this Clause 15.10 shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

15.11	Costs
Except as otherwise provided herein, all costs and expenses which a Party has incurred or must incur in preparing, concluding, performing or enforcing this Agreement are for its own account. All stamp, transfer, registration, sales and other similar Taxes, duties, fees and charges and all notarial fees payable in connection with the sale, transfer or purchase of the Shares and the Note under this Agreement shall be paid 50% (fifty percent) by Purchaser and 50% (fifty percent) by Seller.

15.12	Interest
If any Party defaults in the payment when due of any sum payable under this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Interest Rate.

15.13	Tax Deductions
Any sum payable under or otherwise in connection with this Agreement (including the Purchase Price and Note Purchase Price) shall be paid free and clear of all Tax Deductions, except such Tax Deductions as are required by Law. Any amounts withheld for Tax Deductions required by Law and paid or remitted to the relevant Tax Authority on a timely basis shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such Tax Deduction was made.

15.14	No set-off
Neither Party shall have the right to set-off except as expressly provided in this Agreement or as the Parties expressly agree in writing.

15.15	Notices

15.15.1
Any notice, request, claim, demand and other communication between the Parties in connection with this Agreement (a "Notice") shall be in writing and shall be given and shall be deemed to have been duly given if written in the English language and:

(a)	delivered personally or by facsimile (Notice deemed given upon receipt);

(b)	delivered by registered post (Notice deemed given upon confirmation of receipt); or

(c)	sent by an internationally recognized overnight courier service (Notice deemed given upon receipt), in each case with a copy by email, which copy shall not constitute a Notice.

15.15.2	A Notice to a Party shall be sent to such Party at the address set out in Part 2 of Schedule 14, or such other Person or address as such Party may notify to the other parties from time to time.

15.15.3
Notwithstanding Clause 15.15.2, prior to Closing, Purchaser shall designate one or more representatives (each, a "Purchaser Representative" and collectively, the "Purchaser Representatives") for purposes of delivery and receipt of all notices, requests and other communications hereunder (including for purposes of Clause 5.2). Purchaser may designate one or more new persons as a Purchaser Representative at any time by delivery of written notice to Seller. All notices, requests and other communications delivered hereunder shall be in writing (including telecopy or similar writing) and shall be delivered to the Purchaser Representatives. Notwithstanding anything to the contrary herein, any request delivered hereunder (including with respect to consent matters pursuant to Clause 5.2 and any waivers by Purchaser hereunder) shall only be authorized and effective if authorized in writing by one or more Purchaser Representatives. The initial Purchaser Representative shall be as listed in Part 2 of Schedule 14.

15.16	Invalidity
If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected; and

(b)
the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

15.17	Counterparts
This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by signing any such counterpart.

15.18	Dispute resolution

15.18.1
The Parties irrevocably agree that any and all disputes, controversies and/or claims, arising out of, under or in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence, interpretation, performance, termination or validity thereof (the "Dispute"), but excluding Purchase Price Disputes, shall be finally and exclusively settled by binding arbitration (the "Arbitration") pursuant to the Rules of Arbitration of the International Chamber of Commerce (the "ICC").

15.18.2
The number of arbitrators shall be 3 (three) (the "Arbitral Tribunal"). Each Party shall nominate one arbitrator, and the third arbitrator (who shall be the chairman) shall be selected by the 2 (two) party-appointed arbitrators, in consultation with the Parties, or, failing agreement, by the ICC in accordance with the ICC Rules of Arbitration and shall be knowledgeable with the laws of the State of New York and fluent in the English language;

15.18.3	The juridical seat of the Arbitration shall be London, United Kingdom, and the proceedings will be conducted there or at such other location upon which the Parties to the Arbitration may agree.

15.18.4	The language to be used in the Arbitration shall be English.

15.18.5	The Arbitral Tribunal shall be required to apply the provisions of this Agreement and the substantive law of the State of New York, United States, in ruling upon any Dispute.

15.18.6	Any decision or arbitral award delivered in the Arbitration (collectively, the "Award") shall be reasoned and in writing, and shall be final and binding upon the Parties to the Arbitration.

15.18.7
The Parties agree that the Award may be enforced against the Parties to the Arbitration or their assets wherever they may be found, and that a judgment upon the Award may be entered in any court having jurisdiction thereof. The Parties further agree that if any Party to the Arbitration proceeding fails or refuses to voluntarily comply with any arbitral decision or Award within 30 (thirty) days after the date on which it receives notice of the decision or Award, the other Party may immediately proceed to request judicial approval necessary for the execution of such decision or Award, before a competent judge of the domicile of such refusing Party or before any other court of competent jurisdiction. Further, if any prevailing Party is required to retain counsel to enforce the arbitral decision or Award, the Party against whom the decision or award is made shall reimburse the prevailing Party for all reasonable fees and expenses incurred and paid to said counsel for such service.

15.18.8
The procedural rules specified in this Clause 15.18 and the ICC Rules of Arbitration shall be the sole procedures for the resolution of Disputes (excluding Purchase Price Disputes). The Parties agree, however, that the Arbitral Tribunal may apply the IBA Rules on the Taking of Evidence in International Arbitration with regards to the taking of evidence in the Arbitration. Wherever the procedures of this Clause 15.18 and the ICC Rules are in conflict, the procedures of this Clause 15.18 shall govern and apply.

15.18.9
Although the procedural rules specified in this Clause 15.18 and the ICC Rules of Arbitration shall be the sole procedures for the resolution of disputes, any Party may seek a preliminary injunction or other preliminary judicial relief before any court of competent jurisdiction, if in its reasonable, good-faith judgment, such action is necessary to avoid irreparable damage. Despite such action, the Parties shall continue to participate in good-faith in the procedures specified in this Clause 15.18.

15.18.10
The Parties agree and understand that every aspect concerning the process of Arbitration shall be treated with the utmost confidentiality and that the Arbitration procedure itself shall be confidential. Neither the Parties nor the Arbitral Tribunal nor the ICC shall release the contents or results of the Arbitration, including but not limited to any Award or interim Award issued in the Arbitration, to the public, except as required by applicable Law or the rules of any recognized stock exchange on which the shares of either Party are listed. Notwithstanding the foregoing, before making such information public, the interested Party shall notify the other(s) and shall afford them a reasonable opportunity to protect their interests if they deem it necessary.

15.18.11
The Parties agree that notifications of any proceedings, reports, communications, orders, arbitral decisions, arbitral awards, arbitral award enforcement petitions, and any other document shall be sent as set forth in Clause 15.15.

15.18.12	Any disputes as to whether or not a matter qualifies as a Purchase Price Dispute, shall be exclusively resolved by Arbitration in accordance with this Clause 15.18.

15.19	Specific Performance
Subject to any applicable limitations of liability set out in this Agreement, each of the Parties acknowledges and agrees that any breach of or failure by a Party to perform or fulfill any of the covenants or agreements required to be performed by it under this Agreement (including any failing by a Party to take such actions as are required of it in order to consummate the Transaction but excluding any breach of a Seller's Warranty or a Purchaser's Warranty, as applicable) may cause the other Party irreparable injury for which adequate remedy at Law is not available and, accordingly, it is agreed that, in such instance, each of the Parties will be entitled to specific performance, injunction, restraining order or other equitable relief, without the posting of any bond, to prevent any such violation and to enforce specifically the related terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they may be entitled at Law or equity.

15.20	Governing law
This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Laws of the State of New York, U.S.
[Signatures on following page]

AGREED AND SIGNED:

on December 13, 2012 for and on behalf of Seller:

Akzo Nobel N.V.

/s/ A. Büchner	/s/ K. Nichols
Name: A. Büchner	Name: K. Nichols
Title: CEO	Title: CFO

on December 13, 2012 for and on behalf of Purchaser:

PPG Industries, Inc.

/s/ Charles E. Bunch
Name: Charles E. Bunch
Title: Chairman and Chief Executive Officer

Schedule 1	Definitions and interpretation

1	Definitions
"Accounting Principles" has the meaning set out in Paragraph 3 of Schedule 10 Part 3;
"Accounts" means the audited carve-out financial statements in respect of the Group for the 12 (twelve) month period ended December 31, 2011 and for the 6 (six) month period ended June 30, 2012, as set out in Schedule 13 (Accounts);
"Acquired Business" has the meaning set out in Clause 12.1.2(c);
"Actuarial Firm" has the meaning set out in Paragraph 3.3 of Schedule 5;
"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person. For purposes of determining whether a Person is an Affiliate, the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise;
"Agreed Form" means, in relation to a document, such document in the terms agreed between Seller and Purchaser and initialed for identification by Seller's Lawyers and Purchaser's Lawyers with such alterations as may be agreed in writing between Seller and Purchaser prior to the Closing;
"Agreement" means this sale and purchase agreement, together with the schedules hereto;
"Ancillary Agreements" means:

(i)	the IP Agreement;

(ii)	the Transitional Services Agreement; and

(iii)
the supply agreements and shared site services agreement referred to in Clause 5.9.1(a), or, to the extent that the second or third sentence of Clause 5.9.1(a) is applicable, the term sheet attached as Schedule 24;

"Arbitral Tribunal" has the meaning set out in Clause 15.18.2;
"Arbitration" has the meaning set out in Clause 15.18.1;
"ARC" has the meaning set out in the definition of Competition Clearance Act in Paragraph 1 of Schedule 1;

"Award" has the meaning set out in Clause 15.18.6;
"Base Working Capital" has the meaning set out in Paragraph 1 of Schedule 9 Part 2;
"Basket" has the meaning set out in Clause 10.3(a);
"Benefit Arrangements" means employee benefit, welfare, supplemental unemployment benefit, severance, employment, change of control, pension, savings, retirement, supplementary retirement, health or other medical, dental, life, disability or other insurance plans, programs, agreements or arrangements, sponsored, maintained or contributed to or required to be contributed to by any member of Seller's Group or any Group Company for the benefit of current or former employees of any Group Company or the dependents thereof, other than plans established pursuant to any Law. For the avoidance of doubt, "Benefit Arrangements" include benefits or plans established or maintained by any member of Seller's Group or any Group Company to satisfy a requirement of Law, but do not include benefits or plans that are delivered or provided by a Governmental Authority, regardless of whether any member of Seller's Group or any Group Company makes contributions to such arrangements, such as benefits provided by the U.S. Social Security Administration in the United States or payments mandated by a Governmental Authority for which no member of Seller's Group or any Group Company maintains a plan to deliver such payments, such as statutory severance obligations;
"Benefit Warranties" means warranties set forth in Paragraph 8.4 of Schedule 12 Part 1;
"Business Day" means a day which is not a Saturday, a Sunday, or a public holiday in the Netherlands, Pittsburgh, Pennsylvania or New York, New York;
"CAD" means Canadian dollars;
"Canadian DC Pension Plan" has the meaning set out in Paragraph 2.1 of Schedule 5;
"Canadian DC Pension Plan Employees" has the meaning set out in Paragraph 2.1 of Schedule 5;
"Canadian Hybrid Pension Plan" has the meaning set out in Paragraph 2.5 of Schedule 5;
"Canadian Plan" has the meaning set out in Paragraph 3.1 of Schedule 5;

"Caribbean" means any of the geographic areas covered by the following countries as of the Signing Date: Bahamas, Turks and Caicos Islands, Hispaniola, Haiti, Dominican Republic, Jamaica, Cayman Islands, U.S. Virgin Islands, British Virgin Islands, Anguilla, Antigua, Barbuda, Saint Martin/Saint Maarten, Saba, Sint Eustatius, Saint Barthélemy, Saint Kitts, Nevis, Montserrat, Guadeloupe, Dominica, Martinique, Saint Lucia, Saint Vincent, the Grenadines, Grenada, Barbados, Trinidad and Tobago, Aruba, Curaçao, and Bonaire;
"Carve-Out Businesses" means:

(a)	the assets, businesses and operations transferred from the Group Companies and their subsidiaries to Seller's Group or any third parties in connection with the Restructuring;

(b)	The Flood Company of Canada; and

(c)	Sico Inc. (liquidated, in process of dissolution);
"Cash Balances" means, in relating to each Group Company, any cash in hand, cash in transit, cash at bank, checks and any current investments held at the Effective Time by or on behalf of the Group Company, as derived from the relevant Net Debt Statement and included in line items under the heading "Cash Balances" in Paragraph 3 of Schedule 10 Part 3;
"Closing" means the performance of the actions set out in Clause 6.2.2;
"Closing Date" means the date on which Closing has taken place;
"Code" means the U.S. Internal Revenue Code of 1986, as amended;
"Commissioner" means the Commissioner of Competition appointed under the Competition Act and any authorized delegate of the Commissioner;
"Companies" means the companies, particulars of which are set out in Paragraph 1 of Schedule 2 Part 2, and "Company" means any one of them or the relevant one of them, as the context requires;
"Company Arrangements" means all Benefit Arrangements that are established or maintained by a Company or any of its Subsidiaries;
"Competition Act" means the Competition Act (Canada) and the regulations promulgated thereunder;
"Competition Act Clearance" means, with respect to the Transaction, that either:

(a)	the Commissioner of Competition has issued an advance ruling certificate to Purchaser pursuant to subsection 102(1) of the Competition Act (an "ARC"); or

(b)
(i) the applicable waiting period under subsection 123(1) of the Competition Act has expired or has been waived under subsection 123(2) of the Competition Act, or the obligation to notify has been waived under paragraph 113(c) of the Competition Act and (ii) the Commissioner of Competition has issued a "no action letter" to Purchaser confirming that the Commissioner does not, at that time, intend to make an application for an order under section 92 of the Competition Act (a "NAL");

"Competition Laws" means all statutes, rules, regulations, orders, decrees, administrative guidance and judicial doctrines and other Laws that are designed or intended to regulate mergers or other business combinations (requiring pre-closing or post-closing authorizations, consents or judgments) or that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade;
"Conditions Precedent" means the conditions set out in Clause 4.1, and "Condition Precedent" means any one of them or the relevant one of them, as the context requires;
"Confidentiality Agreement" means the non-disclosure agreement dated July 4, 2012 between Seller and Purchaser, as supplemented by the Clean Team Confidentiality Agreement dated September 20, 2012;
"Continuing Group Guaranty" has the meaning set out in Clause 8.3.2;
"Continuing Seller Guaranty" has the meaning set out in Clause 8.3.1;
"Contracts" means all contracts, undertakings, arrangements and agreements entered into at or prior to Closing, and "Contract" means any of them or the relevant one of them, as the context requires;
"Current Use" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Data Room" means the virtual data room existing as of the end of the day (New York time) on December 7, 2012, containing documents and information listed in Appendix 1 to the Disclosure Letter relating to the Group, the contents of which are filed on the USB storage device delivered on behalf of Seller to Purchaser prior to Signing;
"De Minimis Threshold" has the meaning set out in Clause 10.2;
"Devoe Carve-out" means the carve-out of the Marine & Protective Coatings Business Unit activities within Akzo Nobel Paints LLC (Devoe paint USA manufacture and distribution) and Akzo Nobel Canada Inc. (Devoe paint Canada distribution) to International Paint LLC and Akzo Nobel Coatings Ltd., respectively, in accordance with item 1 in Schedule 15, provided that such carve-out shall, in relation to Intellectual Property, be in accordance with the principles set out in Schedule 25;

"Devoe Employees" means all employees under management control of Seller’s Marine & Protective Coatings Business Unit who were within Akzo Nobel Paints LLC (Devoe paint USA manufacture and distribution) or Akzo Nobel Canada Inc. (Devoe paint Canada distribution) as of December 1, 2012, and whose employment shall be transferred to Seller or another of its affiliates (other than the Group Companies) pursuant to the Restructuring;
"Devoe Heavy Duty Replacement Products" has the meaning set out in Paragraph 1 of Schedule 23;
"DHDRP Sales" has the meaning set out in Paragraph 1 of Schedule 23;
"Disclosure Letter" means the letter from Seller to Purchaser, attached as Schedule 12 Part 2;
"Dispute" has the meaning set out in Clause 15.18.1;
"Disputed Line Items" has the meaning set out in Clause 7.1.3(a);
"Divestiture" has the meaning set out in Clause 4.2.2(h)(i);
"Effective Time" means the end of the day (New York time) immediately preceding the Closing Date;
"Employees" means all those persons who are immediately prior to Closing employed by a Group Company;
"Employment Costs" and "Employment Liabilities" have the meanings set out in Paragraph 1 of Schedule 4;
"Encumbrance" means any claim, charge, pledge, mortgage, lien, option, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, restrictions on transfer, right of first refusal or other similar third party rights or security interest of any kind or an agreement to create any of the foregoing;
"Environment", "Environmental Authority", "Environmental Law" and "Environmental Permit" have the meanings set out in Paragraph 10.1 of Schedule 12 Part 1;
"Environmental Claim" and "Environmental Costs" have the meanings set out in Paragraph 1.1 of Schedule 19;
"Environmental Indemnity" means the indemnity set out in Paragraph 3 of Schedule 19;
"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended;

"ERISA Affiliate" means any trade or business, whether or not incorporated, that together with Seller, any Company or any of their Subsidiaries would be deemed a single employer for purposes of Section 4001 of ERISA or Section 414 of the Code;
"Estimated Base Working Capital" means Seller's good faith estimate of the Base Working Capital, as set out in the Estimated Working Capital Statement;
"Estimated Cash Balances" means, in relation to each relevant Group Company, Seller's reasonable estimate of the aggregate of the Cash Balances of said Group Company, as set out in the Estimated Net Debt Statement;
"Estimated Closing Statement" has the meaning set out in Clause 5.7.1;
"Estimated Intra-Group Indebtedness" means, in relation to each relevant Group Company, the aggregate of the Estimated Intra-Group Payables less the Estimated Intra-Group Receivables of said Group Company;
"Estimated Intra-Group Payables" means, in relation to each relevant Group Company, Seller's good faith estimate of the Intra-Group Payables of said Group Company, as set out in the Estimated Net Debt Statement;
"Estimated Intra-Group Receivables" means, in relation to each relevant Group Company, Seller's good faith estimate of the Intra-Group Receivables of said Group Company, as set out in the Estimated Net Debt Statement;
"Estimated Net Debt" means the aggregate (which may be a positive or a negative number) of Seller's good faith estimates of the following:

(a)	Estimated Intra-Group Indebtedness; plus

(b)	Estimated Third Party Indebtedness; less

(c)	Estimated Cash Balances;
"Estimated Net Debt Statement" means, in relation to each relevant Group Company, a statement of the Estimated Net Debt of such Group Company, to be prepared in accordance with Clause 5.7;
"Estimated Pensions Adjustment Amount" has the meaning set out in Paragraph 3.1 of Schedule 5;
"Estimated Purchase Price" has the meaning set out in Clause 3.2.1;
"Estimated Termination Liability" has the meaning set out in Paragraph 3.1 of Schedule 5;

"Estimated Third Party Indebtedness" means, in relation to each relevant Group Company, Seller's good faith estimate of the Third Party Indebtedness of said Group Company, as set out in the Estimated Net Debt Statement;
"Estimated Working Capital" means Seller's good faith estimate of the Working Capital, as set out in the Estimated Working Capital Statement;
"Estimated Working Capital Adjustment" means the amount by which the Estimated Working Capital is greater than the Estimated Base Working Capital (in which case such amount shall be expressed as a positive figure) or by which it is less than the Estimated Base Working Capital (in which case such amount shall be expressed as a negative figure);
"Estimated Working Capital Statement" means a statement of the Estimated Working Capital of the Group Companies, to be prepared in accordance with Clause 5.7;
"Event" means any transaction, act, omission or event of whatsoever nature;
"Excluded Losses" means (a) any punitive damages, or (b) with respect to any breach by the Indemnifying Party of a representation and warranty or covenant contained in this Agreement, consequential damages or indirect damages to the extent such damages are not reasonably foreseeable, except in each case to the extent such damages are payable to a third party;
"Excluded Other Products" means:

(a)	Heavy Duty Protective Coatings;

(b)	light industrial coatings of the type sold by Seller's Group's International Paint's business as at Signing under the sub-brand names Intercryl, Interlac and Interprime; and

(c)
sealants and adhesives of the type that are sold in the Restricted Territory by the Performance Coatings and Specialty Chemicals Business Areas of Seller's Group at Signing, other than in outlets that carry and/or sell (i) architectural or decorative paints or (ii) direct to end users in the residential, or commercial construction or maintenance segments;

"Existing Environmental Reports" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Fairly Disclosed" means, in relation to the relevant matter, such matter to the extent that it is disclosed (which may include by means of cross-reference to other facts, matters or information Fairly Disclosed) on the face of a document in such detail as to enable a reasonable purchaser (active in the same industry as the Operations) with the assistance of professional advisors to identify the nature and the scope of the matters disclosed;

"FCPA" means the Foreign Corrupt Practices Act of 1977, as amended;
"Final Closing Statement" has the meaning set out in Clause 7.1.3(d);
"Final Net Debt Statements" has the meaning set out in Clause 7.1.3(d);
"Final Working Capital Statement" has the meaning set out in Clause 7.1.3(d);
"First Quarterly Period" has the meaning set out in Paragraph 1 of Schedule 23;
"Former Facilities" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Fourth Quarterly Period" has the meaning set out in Paragraph 1 of Schedule 23;
"Fundamental Warranties" means, collectively and as the context requires, Seller's Warranties contained in Paragraphs 1 (Incorporation, authority, corporate action, existence), 1.1 (Corporate information) and 19 (No broker) of Schedule 12 Part 1 and Purchaser's Warranties contained in Paragraph 1 (Authority and capacity) of Schedule 12 Part 4, and "Fundamental Warranty" means any one of them or the relevant one of them, as the context requires;
"Funded Canadian Plan" has the meaning set out in Paragraph 3.1 of Schedule 5;
"Governmental Authority" means, to the extent it has jurisdiction, any supranational governmental commission, council, directorate, court, trade agency, regulatory body or other authority, or any national government, any legislature, any political subdivision of a national government or of any state, county, province or local jurisdiction therein, or any agency or instrumentality of any such government or political subdivision;
"Granted Group Intellectual Property" means any Intellectual Property that is contemplated to be licensed or sublicensed to Purchaser’s Group (including the Group Companies after Closing) in connection with the IP Agreement or Schedule 25, including the Retained Intellectual Property;
"Group" means the Group Companies, taken as a whole;
"Group Companies" means the Companies and the Subsidiaries, and "Group Company" means any one of them or the relevant one of them, as the context requires;
"Group Confidential Information" has the meaning set out in Clause 13.2.2;

"Group Guarantees" has the meaning set out in Clause 8.3.2;
"Group Intellectual Property" means all rights and interests held by any Group Company in Intellectual Property, including Licensed Group Intellectual Property, Granted Group Intellectual Property, Owned Group Intellectual Property and Transferred Group Intellectual Property;
"Group Liabilities" means (a) all Liabilities of any member of Seller's Group, suffered or incurred after Closing, to the extent relating to the Operations (including the assets used therein) as conducted at any time prior to Closing, and (b) Liabilities relating to or arising out of the Operations of the Group Companies as conducted by Purchaser's Group after the Closing, to the extent (and only to the extent) relating to or arising out of facts, circumstances or conditions first existing, initiated or occurring after Closing; provided, however, that Group Liabilities shall not include Liabilities relating to the Carve-Out Business or the business subject to the Devoe Carve-Out or the Huron Carve-Out, or Liabilities relating to the Non-Operating Facilities or the Former Facilities;
"Guarantee" means any guarantee, indemnity, surety, letter of comfort or other assurance, security, right of set-off, obligation to contribute or undertaking, given by a Person to secure or support the obligations (actual or contingent) of any other Person, whether given directly, by way of counter-indemnity or otherwise;
"Hazardous Substances" has the meaning set out in Paragraph 10.1 of Schedule 12 Part 1;
"Heavy Duty Protective Coatings" means all protective coatings, other than architectural or decorative protective coatings and excluding Light Duty Protective Coatings;
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder;
"HSR Act Clearance" means the expiration or termination of any waiting period under the HSR Act, and any extension thereof, applicable to the Transaction;
"Huron Carve-out" means the carve-out of the Packaging Coating facilities at the Huron site, in accordance with item 3 in Schedule 15;
"ICC" has the meaning set out in Clause 15.18.1;
"IFRS" means International Financial Reporting Standards, as adopted by the European Union and as amended from time to time;

"Indebtedness" means, with respect to any Person:

(a)	indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities);

(b)	obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable and accrued expenses;

(c)
indebtedness of others secured by an Encumbrance (other than a Permitted Encumbrance) on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person;

(d)
amounts owed in respect of obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of any other Person;

(e)	capital lease obligations or finance lease obligations of such Person; and

(f)	amounts owed in respect of indebtedness of others guaranteed by such Person;
"Indemnified Party" means any Person claiming indemnification under this Agreement, including any provision of Clause 8.1 or Clause 8.2;
"Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under this Agreement, including any provision of Clause 8.1 or Clause 8.2;
"Initial Closing Statement" has the meaning set out in Clause 7.1.1;
"Insurance Policies" means all insurance policies, whether occurrence based or claims made policies, in effect at, or at any time prior to, the Effective Time in which a Group Company or one of its predecessors in interest is or was an insured party;
"Intellectual Property" means (a) trademarks, service marks, trade names, corporate names, and other source or business identifiers, domain names, social media names, trade dress and logos (whether registered or unregistered), and all goodwill associated therewith, (b) patents, patent applications and statutory invention registrations and inventions (whether or not patented or patentable), (c) industrial designs and design rights, (d) copyrights (whether registered or unregistered), and all other works of authorship, including websites (including content) and software, moral and economic rights of authors and inventors, semi-conductor topography rights, and database rights, (e) Know-how, and (f) all other similar rights in any part of the world;

"Interest Rate" means 4% (four percent) per annum;
"International Trade Laws and Regulations" means all applicable Laws concerning the importation of merchandise, the export or re-export of products, services or technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including United States Code, Title 13, Chapter 9 Collection and Publication of Foreign Commerce and Trade Statistics administered by the United States Census Bureau, the Tariff Act of 1930, as amended, and other laws administered by the United States Customs and Border Protection, regulations issued or enforced by the United States Customs and Border Protection, the Export Administration Act of 1979, as amended, the Export Administration Regulations, the ITAR, the Arms Export Control Act, any other export controls administered by an agency of the U.S. Government, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the FCPA, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty laws and regulations, laws and regulations by other countries concerning the ability of U.S. persons to own businesses and conduct business in those countries, laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials, restrictions by other countries on holding foreign currency and repatriating funds, and other laws and regulations adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above;
"Intra-Group Indebtedness" means, in relation to each relevant Group Company, the aggregate amount of the Intra-Group Payables minus the aggregate amount of the Intra-Group Receivables of said Group Company;
"Intra-Group Payables" means, in relation to each relevant Group Company, all amounts owed by said Group Company to a member of Seller's Group (other than the Group Companies) in respect of loans and other Indebtedness (including, for the avoidance of doubt, the Note), including dividends declared but not paid, Intra-Group Service Fees and amounts due in respect of Taxation paid by another member of Seller's Group on its behalf (together in each case with accrued interest thereon), at the Effective Time, but excluding any trading debt and any item to be included in calculating the Cash Balances of said Group Company or the Third Party Indebtedness of said Group Company, as included on the relevant Net Debt Statement in the line items under the heading "Intra-Group Payables" in Paragraph 3 of Schedule 10 Part 3;

"Intra-Group Receivables" means, in relation to each relevant Group Company, all amounts owed by a member of Seller's Group (other than the Group Companies) to said Group Company in respect of loans and other Indebtedness, including Intra-Group Service Fees, at the Effective Time, but excluding any trading debt and any item to be included in calculating the Cash Balances of said Group Company or the Third Party Indebtedness of said Group Company, as derived from the relevant Net Debt Statement and included in line items under the heading "Intra-Group Receivables" in Paragraph 3 of Schedule 10 Part 3;
"Intra-Group Retained Agreements" means the agreements listed in Schedule 3;
"Intra-Group Service Fees" means, in relation to each relevant Group Company, any amount owed by or to any member of Seller's Group in respect of royalties, management services and research (including, in each case, such part of such amount as relates to VAT);
"Investment Canada Act" means the Investment Canada Act (Canada) and the regulations promulgated thereunder;
"Investment Canada Act Clearance" means approval or deemed approval of the Transaction by the applicable Minister under the Investment Canada Act;
"IP Agreement" means the agreement relating to Intellectual Property matters attached in Schedule 16;
"ITAR" means the International Traffic in Arms Regulations, 22 C.F.R. §§ 120-130, as amended;
"Know-how" means trade secrets and confidential and proprietary industrial and commercial information and techniques in any form including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;
"Labor and Employment Laws" has the meaning set out in Paragraph 8.1.4 of Schedule 12 Part 1;
"Law" means any applicable statute, law, ordinance, rule, regulation, code, common law ruling, or decree, injunction, judgment or order, of any Governmental Authority;
"Liabilities" means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and "Liability" means any one of them or the relevant one of them, as the context requires;

"Licensed Group Intellectual Property" means any Intellectual Property that is owned by a third party and licensed or sublicensed to a Group Company, excluding any Intellectual Property forming part of the Devoe Carve-out;
"Light Duty Protective Coatings" means protective coatings of the type sold by Seller's Group under the brand names Bloxfil, Devbond, Devflex, Devguard, Devshield, Speedenamel, and Unigrip;
"Losses" means all damages, losses, costs and expenses (including reasonable legal costs and reasonable experts' and consultants' fees), charges and fines;
"Material Closing Obligations" means the obligations set out in Clauses 6.2.1, 6.2.2(a) and 6.2.2(c);
"Merger Condition" means the Condition Precedent set out in Clause 4.1.1;
"Moveable Assets" means all tangible property, including inventory, plant and machinery, vehicles, testing and other equipment, and spare parts for any such machinery and equipment, and furniture;
"Multiemployer Plan" has the meaning set out in Paragraph 8.4.4 of Schedule 12 Part 1;
"NAL" has the meaning set out in the definition of Competition Act Clearance in Paragraph 1 of Schedule 1;
"Net Debt" means the aggregate (which may be a positive or a negative number) of the following:

(a)	Intra-Group Indebtedness; plus

(b)	Third Party Indebtedness; less

(c)	Cash Balances;
"Net Debt Statement" means, in relation to each Group Company, a statement of the Net Debt of such Group Company, prepared and determined in accordance with Clause 7.1;
"NFA" has the meaning set out in Paragraph 3.5 of Schedule 19;
"Non-CIT Tax Liability" has the meaning set out in Paragraph 1 of Schedule 11;
"Non-Operating Facilities" has the meaning set out in 0;

"Note" means the 8% promissory note in the principal amount of CAD 190,000,000 owed by Akzo Nobel Canada Inc. to the Note Seller dated May 30, 2006 and maturing May 30, 2016;
"Note Purchase Price" has the meaning set out in Clause 3.1.2;
"Note Seller" means Akzo Nobel Coatings International B.V.;
"Notice" has the meaning set out in Clause 15.15.1;
"Notice of Disagreement" has the meaning set out in Clause 7.1.3(a);
"Notification" means a notification under Part IX of the Competition Act;
"Off-Site Location" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Offer Value" means, in aggregate, USD 1,050,000,000 (one billion, fifty million U.S. dollars) and, in relation to the Shares of each Company, the amount specified in Schedule 9 Part 1 in respect of such Company;
"OPEB" has the meaning set out in Paragraph 1.5 of Schedule 5;
"Operating Facilities" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Operations" means the business activities of the Group, comprising, among other things, the research and development into and production, marketing, sale, licensing and distribution of interior and exterior decorative paints or sealants, wood finishes or wood care coatings, Light Duty Protective Coatings and construction adhesives, excluding any business activities forming part of the Devoe Carve-out;
"Organizational Documents" means, with respect to any corporation, limited liability company or other business entity, the charter, certificate or articles of incorporation, certificate or articles of formation or other formation and constitutional documents, and the bylaws, operating agreement or other governance documents of such entity;
"Other Anti-trust Approvals" has the meaning set out in Clause 4.2.2(c);
"Other Party" has the meaning set out in Paragraph 3.9 of Schedule 19;
"Outside Date" has the meaning set out in Clause 14.1(d);
"Owned Group Intellectual Property" means any Intellectual Property that is owned by any Group Company, excluding any Intellectual Property forming part of the Devoe Carve-out;
"Parties" means Seller and Purchaser, and "Party" means any one of them or the relevant one of them, as the context requires;

"PBGC" means the Pension Benefit Guaranty Corporation;
"Pensions Adjustment Amount" has the meaning set out in Paragraph 3.1 of Schedule 5;
"Performing Party" has the meaning set out in Paragraph 3.9 of Schedule 19;
"Permitted Encumbrances" means:

(a)	security interests arising by operation of Law;

(b)	security interests arising under sales contracts with title retention provisions and equipment leases with third parties and entered into in the ordinary course of business;

(c)	security interests for Taxes and other governmental charges which are not due and payable or which may be paid without penalty;

(d)
construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar liens (inchoate or otherwise) if in the aggregate they (i) are not material, (ii) arose or were incurred in the ordinary course of business, (iii) have not been filed, recorded or registered in accordance with applicable Law; (iv) notice of them has not been given to any Group Company, and (v) the Indebtedness secured by them is not in arrears;

(e)
minor title defects or irregularities, minor unregistered easements or rights of way, restrictions in the original grant from the Crown (in the case of real property located in Canada) and other minor unregistered restrictions affecting the use of the Properties if such title defects, irregularities or restrictions are materially complied with and do not, individually or in the aggregate, materially adversely affect the Operations of the Group Companies or the continued use of the Property to which they relate after Closing on substantially the same basis as the Operations are currently being operated and such Property is being used as at Signing;

(f)
easements, covenants, rights of way and other restrictions if registered provided that they are materially complied with and do not, individually or in the aggregate, materially adversely affect the Operations of the Group Companies or the continued use of the Property to which they relate after Closing on substantially the same basis as the Operations are currently being operated and such Property is being used as at Signing; and

(g)
registered agreements with municipalities or public utilities if they (i) have been materially complied with or adequate security has been furnished to secure compliance, and (ii) do not, in the aggregate, materially adversely affect the Operations of the Group Companies or the continued use of the Property to which they relate after Closing on substantially the same basis as the Operations are currently being operated and such Property is being used as at Signing;

"Person" means any person or entity, whether an individual, trustee, corporation (including any non-profit corporation), limited liability company, general partnership, limited partnership, limited liability partnership, trust, unincorporated organization, business association, firm, joint venture, Governmental Authority (or any department or agency thereof), labor union or any similar entity;
"Pre-Closing Environmental Condition" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Pre-Closing FLSA Liabilities" means Liabilities of any of the Group Companies in respect of the failure, prior to Closing, of a Person to comply with the U.S. Fair Labor Standards Act or any comparable state or local Law to the extent relating to the Operations at any time prior to Closing;
"Pre-Closing Home Center Customer Claims" means Liabilities of any of the Group Companies to the extent relating to or arising out of the failure, prior to Closing, by a Group Company to perform its obligations under the relevant customer Contract with Home Depot, WalMart Stores, Rona or any of their Affiliates;
"Pre-Closing Liabilities" means all Liabilities, existing at Closing, of any of the Group Companies to the extent relating to the Operations (including the assets used therein) as conducted at any time prior to Closing, by any past or present member of Seller's Group or their predecessors, excluding (a) performance obligations that are not due prior to the Effective Time but have been incurred in the ordinary course of business, (b) Tax Liabilities, (c) Liabilities indemnified under the Environmental Indemnity, (d) Unrelated Liabilities, (e) Employment Costs and Employment Liabilities, (f) any Liability taken into account in the determination of the Net Debt Statements or Working Capital Statement, (g) Pre-Closing Product Liabilities, (h) Pre-Closing Toxic Tort Liabilities, (i) Pre-Closing FLSA Liabilities, and (j) Pre-Closing Home Center Customer Claims;
"Pre-Closing Liabilities Indemnity" has the meaning set out in Clause 8.2.1(d);

"Pre-Closing Product Liabilities" means Liabilities of any of the Group Companies arising out of or relating to recalls of products or the labeling of products or product warranties, or product liability claims of third parties in respect of any products sold by a member of Seller's Group at any time prior to Closing;
"Pre-Closing Toxic Tort Liabilities" means Liabilities of any of the Group Companies in respect of claims relating to personal injuries caused by exposure to a toxic substance (including asbestos and benzene) to the extent such exposure occurred in a product sold by or in a premises occupied by any member of Seller’s Group or any of its predecessors at any time prior to Closing;
"PRIDCO" has the meaning set out in the definition of PRIDCO Incentives in Paragraph 1 of Schedule 1;
"PRIDCO Incentives" means the Tax incentives awarded to Akzo Nobel Paints (Puerto Rico) Inc. by the Puerto Rico Industrial Development Company ("PRIDCO") as set forth in the PRIDCO incentive grant dated November 1, 2010 under the heading "Incentives Proposal";
"Puerto Rico Tax Exemption Grant" means that certain industrial tax exemption decree issued under Case No. 08-73-I-45 pursuant to the provisions of Act No. 73 of May 28, 2008, as amended;
"Purchase Price" has the meaning set out in Clause 3.1.1;
"Purchase Price Dispute" means any dispute with regard to (a) the determination of the Working Capital Statement or the Net Debt Statements pursuant to Clause 7.1 which are to be negotiated and resolved as set out in Clause 7.1.3, or (b) the allocation of the (Estimated) Purchase Price pursuant to Paragraph 1 of Schedule 9 which shall be resolved as set out in Paragraph 3 of Schedule 9;
"Purchaser" has the meaning set out in the preamble of this Agreement;
"Purchaser 401(k) Plan" has the meaning set out in Paragraph 1.2 of Schedule 5;
"Purchaser Indemnified Parties" has the meaning set out in Clause 8.2;
"Purchaser Representative" and "Purchaser Representatives" have the meanings set out in Clause 15.15.3;
"Purchaser's Group" means Purchaser and its subsidiaries from time to time, including, after Closing, the Group Companies;
"Purchaser's Lawyers" means Hogan Lovells US LLP at 555 13th Street NW, Washington, D.C. 20004, United States;

"Purchaser’s Objection" has the meaning set out in Paragraph 3.3 of Schedule 5;
"Purchaser's Warranties" has the meaning set out in Clause 9.4.1, and "Purchaser’s Warranty" means any one of them or the relevant one of them, as the context requires;
"Reading Collective Bargaining Agreement" has the meaning set out in Paragraph 1.1 of Schedule 5;
"Registered Group Intellectual Property" has the meaning set out in Paragraph 6.1.1 of Schedule 12 Part 1;
"Regulatory Authority" has the meaning set out in Paragraph 1.1 of Schedule 19;
"Release" has the meaning set out in Paragraph 10.1 of Schedule 12 Part 1;
"Relief" means any allowance (including amortization or depreciation), credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to repayment of or saving of Tax, and any reference to the use or set-off of Relief shall be construed accordingly;
"Remediation" has the meaning set out in Paragraph 10.1 of Schedule 12 Part 1;
"Reporting Accountants" means PricewaterhouseCoopers or, if they refuse or are unable to act or the Parties otherwise agree in writing, another firm of accountants of international repute, with offices in the Netherlands, Canada and the United States, to be agreed by Parties within 5 (five) Business Days of a notice by Seller to Purchaser, or vice versa, requiring such agreement or, failing such agreement, to be nominated, on the application of Seller or Purchaser, by or on behalf of American Institute of Certified Public Accountants;
"Representative" means any manager, officer, employee, legal, financial or other professional advisor, accountant or other agent, of the Party concerned;

"Restricted Activity" means any production, manufacturing, marketing, sale, licensing or distribution of any of the following:

(a)	interior or exterior architectural or decorative paints or sealants,

(b)	interior or exterior wood finishes or wood-care coatings applied outside a factory setting,

(c)	residential or commercial construction adhesives, including for repair or maintenance applications, or

(d)	Light Duty Protective Coatings as used in residential, industrial or commercial construction applications , including for repair or maintenance applications, as undertaken by the Group during the period from January 1, 2011 to the Closing, but excluding any production, manufacturing, marketing, sale, licensing or distribution of Excluded Other Products;
"Restricted Employee" means any Employee who is (i) employed by Purchaser's Group after Closing and who has access to trade secrets or other confidential information of the Group, or (ii) a Senior Employee;
"Restricted Period" means with respect to the provisions of Clause 12.1.1(a), 4 (four) years following the Closing Date, or with respect to any jurisdiction where 4 (four) years would not be recognized by applicable Law as being binding on Seller, such shorter period of time recognized by applicable Law in such jurisdiction as being binding on Seller, and, with respect to the provisions of Clauses 12.1.1(b) and 12.2, 2 (two) years following the Closing Date;
"Restricted Territory" means the United States, Canada, Puerto Rico, Central America (Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, and Panama) and the Caribbean;
"Restructuring" means the actions set out in Schedule 15;
"Retained Insurance Policies" has the meaning set out in Clause 8.7.2(a);
"Retained Intellectual Property" means any Intellectual Property that is owned by a Group Company that is contemplated to be transferred from a Group Company to Seller's Group (other than the Group Companies) under Schedule 25;
"Retained Non-Operating Facility" has the meaning set out in Paragraph 2 of 0;
"Retirement Benefits" has the meaning set out in Schedule 5;

"Second Quarterly Period" has the meaning set out in Paragraph 1 of Schedule 23;
"Seller" has the meaning set out in the preamble of this Agreement;
"Seller 401(k) Plan" has the meaning set out in Paragraph 1.3 of Schedule 5;
"Seller Confidential Information" has the meaning set out in Clause 13.2.3;
"Seller Guarantees" has the meaning set out in 8.3.1;
"Seller Indemnified Parties" has the meaning set out in Clause 8.1;
"Seller Replacement Pension Plan" has the meaning set out in Paragraph 2.5 of Schedule 5;
"Seller Retirement Plan" has the meaning set out in Paragraph 1.1 of Schedule 5;
"Seller's Group" means Seller and its subsidiaries and Affiliates from time to time, excluding after Closing the Group Companies;
"Seller's Lawyers" means De Brauw Blackstone Westbroek N.V. at Claude Debussylaan 80, 1082 MD Amsterdam, the Netherlands;
"Seller's U.S. Lawyers" means Sullivan & Cromwell LLP at 125 Broad Street, New York, NY 10004-2498, United States;
"Seller's Warranties" has the meaning set out in Clause 9.1.1, and "Seller's Warranty" means any one of them or the relevant one of them, as the context requires;
"Senior Employee" means any Employee with an annual salary as at Closing (on the basis of full-time employment) in excess of USD 100,000 (one hundred thousand U.S. dollars) or its local equivalent;
"SERPs" has the meaning set out in Paragraph 1.6 of Schedule 5;
"Share Purchaser" means, in relation to each Company referred to in Schedule 2 Part 1:

(a)	the person or company whose name is set out in column (4) opposite that Company, as the case may be; or

(b)	any person or company nominated in accordance with Clause 15.1 to purchase the Shares in that Company, as the case may be;
and "Share Purchasers" means all such persons and companies;

"Share Seller" means, in relation to each of the Companies referred to in Schedule 2 Part 1 column (2), the person or company whose name is set out opposite that Company in column (1), and "Share Sellers" means all such persons and companies;
"Shares" means, in relation to the Companies, the shares or membership interests, as applicable, specified in Schedule 2 Part 1 column (3);
"Signing" means the signing of this Agreement by the Parties;
"Signing Date" means the day on which the last Party signing this Agreement has signed this Agreement;
"Special Pre-Closing Indemnities" means the indemnities set forth in Clause 8.2 for Pre-Closing Toxic Tort Liabilities, Pre-Closing Product Liabilities, Pre-Closing FLSA Liabilities and Pre-Closing Home Center Customer Claims;
"Straddle Tax Period" has the meaning set out in Paragraph 1 of Schedule 11;
"Subsidiaries" means the companies identified in Paragraph 2 of Schedule 2 Part 2, and "Subsidiary" means any one of them or the relevant one of them, as the context requires;
"Suspensory Other Anti-trust Approvals" means the Other Anti-trust Approvals listed in Paragraph 1 of Schedule 1;
"Taxation" or "Tax" means all forms of taxation whether direct or indirect (including income, capital, excise, severance, stamp, occupation, premium, environmental, customs duties, equity, franchise, real property, personal property, registration, alternative or add-on minimum, capital stock, escheat, production or other tax of any kind whatsoever) and whether levied by reference to income, net income, profits, windfall profits, gains, net wealth, net worth, equity, unclaimed property, asset values, turnover, gross receipts, added value or other reference, and any statutory, governmental, federal, state, provincial, local or foreign governmental or municipal impositions, taxes, customs, duties, contributions, rates and levies or other assessments of a similar nature (including sales, use or transfer taxes, charges, fees, social security contributions and any other payroll, disability, employment or unemployment taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person, and all fines, penalties, charges, costs, additions, and interest relating thereto imposed by a Tax Authority;
"Tax Audit" has the meaning set out in Paragraph 1 of Schedule 11;

"Tax Authority" means any taxing or other Governmental Authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation;
"Tax Deduction" means any deduction or withholding for or on account of Tax;
"Tax Indemnity" means the indemnities and covenants relating to Taxation set out in Paragraph 2 of Schedule 11;
"Tax Liability" has the meaning set out in Paragraph 1 of Schedule 11;
"Tax Refund" has the meaning set out in Paragraph 1 of Schedule 11;
"Tax Return" has the meaning set out in Paragraph 1 of Schedule 11;
"Tax Warranties" means the warranties set forth in Paragraph 15 of Schedule 12 Part 1, and "Tax Warranty" means any one of them or the relevant one of them, as the context requires;
"Termination Liability" has the meaning set out in Paragraph 3.1 of Schedule 5;
"Third Party Indebtedness" means, in relation to each Group Company, the aggregate amount, at the Effective Time, of all Indebtedness, together in each case with accrued interest and fees payable thereon (a) owed by any Group Company to any third party or (b) owed by any third party to any Group Company (in which case the Indebtedness shall be expressed as a negative figure), as derived from the relevant Final Net Debt Statement and included in line items under the heading "Third-Party Indebtedness" in Paragraph 3.1 of Schedule 10 Part 3, provided that for the purposes of this definition, third party shall exclude any member of Seller's Group;
"Third Quarterly Period" has the meaning set out in Paragraph 1 of Schedule 23;
"Transaction" means the acquisition of the Shares and the Note by Purchaser (and relevant other member(s) of Purchaser's Group) pursuant to this Agreement;
"Transaction Bonus" has the meaning set out in Clause 8.8;
"Transfer Documents" means the agreements, deeds, transfers, conveyances and other documents to implement the sale and transfer, at Closing, of the Shares and the Note, said documents to be substantially in the form of the Agreed Form documents as set out in Schedule 7;

"Transferred Group Intellectual Property" means any Intellectual Property that is contemplated to be transferred to Purchaser's Group (including the Group Companies after Closing) in connection with the IP Agreement or Schedule 25;
"Transitional Services Agreement" means the transitional services agreement attached hereto in Agreed Form as Schedule 8;
"Unfunded Canadian Plan" has the meaning set out in Paragraph 3.1 of Schedule 5;
"Unrelated Liabilities" means all Liabilities of any member of Purchaser's Group suffered or incurred after Closing, to the extent such Liabilities relate to (i) any pre-Closing activities of a Group Company where such activities did not form part of the Operations (including the assets used therein) as conducted at any time prior to Closing, (ii) the Restructuring or the Carve-Out Businesses, or (iii) the Non-Operating Facilities or the Former Facilities, excluding (a) Tax Liabilities, (b) Liabilities indemnified under the Environmental Indemnity, (c) Pre-Closing Liabilities, (d) Pre-Closing Product Liabilities, (e) Pre-Closing Toxic Tort Liabilities, (f) Pre-Closing FLSA Liabilities, (g) Pre-Closing Home Center Customer Claims and (h) Employment Costs and Employment Liabilities;
"Unrelated Liabilities Indemnity" has the meaning set out in Clause 8.2.1(c);
"USD" means U.S. dollars;
"U.S. Company" means Akzo Nobel Paints LLC, a Delaware limited liability company;
"U.S. Employees" has the meaning set out in Paragraph 1.2 of Schedule 5;
"U.S. Interests" means all of the outstanding membership interests of the U.S. Company;
"United States" or "U.S." means, collectively, the 50 (fifty) states and commonwealths of the United States of America and the District of Columbia;
"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
"Windfall" has the meaning set out in Paragraph 1 of Schedule 11;
"Working Capital" means the aggregate of Working Capital Inventory, plus Working Capital Receivables, less Working Capital Payables, but excluding, for the avoidance of doubt, all amounts in respect of (i) Cash Balances, (ii) Intra-Group Receivables, (iii) Intra-Group Payables, and (iv) Third Party Indebtedness;

"Working Capital Adjustment" means the amount by which the Working Capital is greater than the Base Working Capital (in which case such amount shall be expressed as a positive figure) or by which the Working Capital is less than the Base Working Capital (in which case such amount shall be expressed as a negative figure);
"Working Capital Inventory" means all raw materials, consumables, work in progress, part-processed stocks, finished goods, goods for resale and stock in transit, wherever located, of the Group Companies as at the Effective Time, as derived from the relevant Working Capital Statement and included in line items under the heading "Working capital – Inventory" in Paragraph 3.1 of Schedule 10 Part 3;
"Working Capital Payables" means the aggregate of all amounts owing, accrued or deferred by the Group Companies, in respect of trading creditors, as at the Effective Time, as derived from the Working Capital Statement and included in line items under the heading "Working capital – Payables" in Paragraph 3.1 of Schedule 10 Part 3;
"Working Capital Receivables" means the aggregate of all amounts receivable, accrued or prepaid by or owed to the Group Companies in respect of trading debtors as at the Effective Time, excluding (a) any item to be treated as part of the Cash Balances, and (b) debts owed to the Group Companies which are not included in any Working Capital Statement, as derived from the Working Capital Statement and included in line items under the heading "Working capital – Receivables" in Paragraph 3.1 of Schedule 10 Part 3; and
"Working Capital Statement" means a statement of (i) Base Working Capital, and (ii) Working Capital, as prepared and determined in accordance with Schedule 10.

2	References to persons and companies
References to:

(c)	a person include any individual, company, or unincorporated association (whether or not having separate legal personality); and

(d)	a company includes any company, corporation, limited liability company, partnership, limited liability partnership or any other legal entity, wherever incorporated or organized.

3	Headings and references to Clauses, Schedules, Parts and Paragraphs

3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

3.2	A reference in this Agreement to a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; to a Part is to the relevant Part of the relevant Schedule; and to a Paragraph is to the relevant Paragraph of the relevant Schedule or the relevant Part.

4	Seller's Group, Share Sellers, Purchaser's Group, Share Purchasers

4.1
Any reference in this Agreement to the term "Seller's Group shall", shall be interpreted as meaning that Seller shall, and/or shall cause the relevant other members of Seller's Group to, perform the relevant obligation.

4.2
Any reference in this Agreement to a liability or obligation of a Share Seller shall be deemed to include an obligation on the part of Seller to cause the relevant liability be discharged or obligation be performed, on and subject to the terms and conditions set out in this Agreement.

4.3
Any reference in this Agreement to the term "Purchaser's Group shall", shall be interpreted as meaning that Purchaser shall, and/or shall cause the relevant other members of Purchaser's Group to, perform the relevant obligation.

4.4
Any reference in this Agreement to a liability or obligation of a Share Purchaser shall be deemed to include an obligation on the part of Purchaser to cause the relevant liability be discharged or obligation be performed, on and subject to the terms and conditions set out in this Agreement.

5	Other references

5.1	Whenever used in this Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

5.2	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

5.3	If any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day.

5.4	The use of "or" is not intended to be exclusive unless expressly indicated otherwise.

6	Information
References to books, records or other information include books, records or other information in any form or media, including paper, electronically stored data, magnetic media, film and microfilm.

7	Negotiation

7.1
This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisors. It is the intention of the Parties that neither Party shall be considered the drafter of this Agreement or of any particular provision of this Agreement, and that this Agreement not be construed more strictly with regard to one Party than to the other Party.

Schedule 4    Employees

1	Definitions
In this Schedule 4:
“Employment Costs” means, relating to any Employee or former employee:

(a)
the amounts payable or paid to or in respect of the Employee or former employee’s employment (including salary, wages, Tax and social security contributions, employer’s pension contributions, bonus, incentives, insurance and other health and welfare benefit premiums, payments or allowances or any other consideration and benefit arrangements or fringe benefits in respect of employment); and

(b)
the costs of providing any non-cash benefits to the relevant Employee or former employee, which the employer is required to provide, by Law or contract or customarily provides in connection with such employment (including other employee compensation or benefit provisions);

“Employment Liabilities” means, in relation to any Employee or former employee, any and all Losses, excluding Employment Costs, directly arising out of or directly connected with employment or the employment relationship, or the initiation or the termination of employment, or of the employment relationship (including all Losses in connection with any claim, award, judgment or agreement for redundancy pay, severance or damages or compensation for unfair or wrongful dismissal or breach of contract or discrimination).

2	Provisions regarding Group Company Employees

2.1	The Employees employed by the Group Companies will remain employed by the Group Companies immediately following the transfer of the Shares in terms of Clause 6.2.2.

2.2
Subject to Closing and except as otherwise required by applicable Law, Purchaser shall procure that after Closing the terms and conditions (including compensation and employee benefits terms and conditions) under which the Employees in the U.S. shall be employed are, when considered overall, no less favorable than the terms and conditions under which similarly situated employees of Purchaser are employed. In addition, Purchaser shall cause any employee benefit plans, programs and arrangements of Purchaser and its affiliates (including the Group Companies) that the Employees are eligible to participate in following the Closing Date to take into account for purposes of eligibility and vesting thereunder and for purposes of calculating the level of employer contributions for each eligible

Employee under Purchaser’s Defined Contribution Retirement Plan, service by Employees for Seller and any of its affiliates (including the Group Companies) prior to the Closing Date as if such service were with Purchaser and its affiliates, provided that with respect to Employees in the U.S. (including Puerto Rico) no service credit will be given for purposes of eligibility to participate in any defined benefit pension plan (other than the defined benefit pension plan referenced in Paragraph 1.1 of Schedule 5) or retiree welfare benefit program. Purchaser shall further cause that any employee benefit plans, programs and arrangements of Purchaser and its affiliates (including the Group Companies) that Employees are eligible to participate in following the Closing Date to waive any pre-existing conditions and waiting periods to the extent such conditions and periods were satisfied under a comparable Seller plan, program or arrangement.

2.3
Seller and Purchaser shall, to the extent required by Law, inform and consult with employees, trade unions, works councils or other employee representatives regarding the Transaction and shall fulfill any obligations to notify any Governmental Authority about the Transaction. Purchaser hereby agrees to recognize each applicable union and hereby assumes all applicable collective bargaining agreements, and all rights, duties and obligations thereunder to the extent relating to any Employee.

2.4
Subject to Closing, Purchaser shall be responsible for and shall fully indemnify and keep indemnified Seller and, as an irrevocable third party stipulation, the relevant members of Seller’s Group from and against any and all Employment Costs incurred, and Employment Liabilities arising, in respect of any Employee after Closing. Subject to Closing, Seller shall retain all liabilities with respect to the Devoe Employees and be responsible for, and shall fully indemnify and keep indemnified Purchaser, and, as an irrevocable third party stipulation, the relevant members of Purchaser’s Group from and against any and all liabilities, including Devoe Employee employment costs (being costs of the type referenced in the definition of Employment Costs in Paragraph 1 of this Schedule 4) and employment liabilities (being liabilities of the type referenced in the definition of Employment Liabilities in Paragraph 1 of this Schedule 4), arising in respect of any of the Devoe Employees after Closing.

2.5
Subject to Closing and the provisions of Schedule 5, Seller shall be responsible for and shall fully indemnify and keep indemnified Purchaser and, as an irrevocable third party stipulation, the relevant members of Purchaser’s Group from and against any and all Employment Costs incurred, and Employment Liabilities arising, in respect of any Employee prior to Closing and any Devoe Employee employment costs (being costs of the type referenced in the definition of Employment Costs in Paragraph 1 of this Schedule 4) incurred, and Devoe Employee employment liabilities (being liabilities of the type referenced in the definition of Employment Liabilities in Paragraph 1 of this Schedule 4) arising, in respect of any Devoe Employee prior to Closing, including any pre-Closing actions or notifications relating to any employee necessitated by the Closing.

Schedule 5    Benefit Arrangements
In this Schedule 5:
"Canadian Hybrid Pension Plan" has the meaning set out in Paragraph 2.5;

"Canadian DC Pension Plan" has the meaning set out in Paragraph 2.1;

"OPEB" has the meaning set out in Paragraph 1.5;

"Purchaser 401(k) Plan" has the meaning set out in Paragraph 1.2;

"Seller 401(k) Plan" has the meaning set out in Paragraph 1.3;

"Seller Replacement Pension Plan" has the meaning set out in Paragraph 2.5;

"U.S. Employees" has the meaning set out in Paragraph 1.2.

1	Provisions Regarding U.S. and Puerto Rican Retirement Benefit and OPEB Arrangements

1.1
Prior to the Closing Date, Seller shall take all action necessary to retain and be solely responsible for maintaining and for satisfying all Liabilities related to the AkzoNobel Retirement Plan (the "Seller Retirement Plan"). Subject to the provisions of Schedule 4, with respect to Employees who are covered by the agreement between Akzo Nobel Paints LLC and the International Union of Painters and Allied Trades AFL-CIO, District Council 21, Local No. 1269 (the "Reading Collective Bargaining Agreement") and who are actively accruing benefits in the Seller Retirement Plan as of the Closing Date in accordance with the terms of the Reading Collective Bargaining Agreement, Purchaser shall establish a defined benefit pension plan that mirrors the benefits such employees were accruing under the Seller Retirement Plan as of the Closing Date and which provide accruals of benefits for periods occurring after the Closing Date in accordance with the terms of the Reading Collective Bargaining Agreement, as it may be amended from time to time. The Seller Retirement Plan shall retain all Liabilities for benefits accrued by such employees prior to the Closing Date.

1.2
Effective as of the Closing Date, Purchaser shall provide or establish a tax-qualified defined contribution plan (the "Purchaser 401(k) Plan") for the benefit of the Employees located in the U.S. (the "U.S. Employees"). Each U.S. Employee shall be eligible to become a participant in the Purchaser 401(k) Plan on the Closing Date, it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

1.3	Prior to the Closing Date and thereafter (as applicable), Seller and Purchaser shall take any and all action as may be required, including amendments to the Akzo Nobel Retirement Savings Plan and the Akzo Nobel Hourly Savings Plan (the "Seller 401(k) Plan") and the Purchaser 401(k) Plan to permit each U.S. Employee to make rollover contributions to the Purchaser 401(k) Plan of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) in the form of cash, in an amount equal to the full account balance distributed to such U.S. Employee from the Seller 401(k) Plan.

1.4
For the avoidance of doubt, the Akzo Nobel Retirement Savings Plan for Employees in Puerto Rico will continue to be sponsored, provided, maintained or operated by the relevant Group Company following the Closing Date and all obligations with respect to such plan shall continue to be obligations of the relevant Group Company from and after the Closing Date.

1.5
For the avoidance of doubt, Seller shall retain and shall honor the pension and other post-employment benefit (including special death benefits) ("OPEB") obligations that are accrued through the Effective Time with respect to the Employees and former employees of the Group Companies who are located in the U.S. and Puerto Rico (and their beneficiaries) and who do not continue to be employed by the Group Companies following the Closing Date under any health and welfare plan, program or arrangement of Seller or any of its affiliates. Effective prior to the Closing Date, Seller shall amend its OPEB programs to provide that any such Employees who continue employment with a Group Company following the Closing Date shall not be eligible to receive OPEB benefits under any health and welfare plan, program or arrangement of Seller or any of its affiliates.

1.6
Prior to the Closing Date, Seller shall take all action necessary to assume, and retain all obligations to provide, all supplemental retirement and other non-qualified deferred compensation obligations that are accrued through the Closing Date with respect to the Employees and former Employees of the Group Companies that are located in the U.S. and Puerto Rico (and their beneficiaries) under any supplemental retirement or other non-qualified deferred compensation plan, program or arrangement of Seller or any of its affiliates, including, without limitation, the Paints Excess Benefit Plan, the Executive Retirement Plan for Key Employees of the ICI Group for Pre-2005 Deferrals, the Executive Retirement Plan for Key Employees of the ICI Group for Post-2004 Deferrals, the AkzoNobel Non-Qualified Retirement Savings Plan (collectively, the "SERPs"). Seller shall take all action necessary to assume any SERPS sponsored by the Group Companies and Purchaser shall be under no obligation to replicate any such SERP benefits after the Closing Date.

1.7
Effective immediately prior to the Closing Date, Seller shall transfer the employment of any Employee in the U.S. or Puerto Rico who is on long-term or short-term disability from the applicable Group Company to Seller or another of its affiliates (other than the Group Companies) and Seller shall continue to provide each such Employee with long-term or short-term disability benefits, in each case, in accordance with the terms of the applicable plan. In the event that any such Employee is cleared to return to work within the 6-month period immediately following the Closing Date, Seller shall notify Purchaser that such Employee has been cleared to return to work and Purchaser shall promptly offer such Employee employment with a Group Company in accordance with the terms of Schedule 4 provided that there is a position available for such Employee at the facility at which he worked prior to his disability leave and for which he is qualified and provided, further, that to the extent no such position is available and Seller terminates the employment of such Employee promptly thereafter, Purchaser shall reimburse Seller for the cost of providing severance benefits to such Employee under Seller’s Severance Pay Plan, provided the terms of such severance benefits are no more favorable than the Severance Pay Plan in existence as of the date of this Agreement.

1.8
As of the Closing Date, Employees in the U.S. shall cease participating in and accruing benefits under any Benefit Arrangement that is not a Company Arrangement and shall be eligible to participate in the employee benefit plans of Purchaser or its Affiliates pursuant to the terms of such plans, subject to the provisions set forth in Schedule 4 and this Schedule 5. Seller and its Affiliates (other than the Group Companies and its Subsidiaries) shall at all times be solely responsible for any and all Liabilities and obligations arising under, in connection with or in respect of the Benefit Arrangements that are not Company Arrangements, regardless of when the event giving rise to the payment or benefit occurred and neither Purchaser nor any of its Affiliates (including the Group Companies and its Subsidiaries) shall have any responsibility or obligation in respect of any such plan. In addition, Seller shall be responsible for the administration and financial obligation of all worker’s compensation claims of Employees in the U.S. (including Puerto Rico) and former Employees in the U.S. (including Puerto Rico) arising out of or relating to occurrences on or before the Closing Date, and Purchaser shall be responsible for the administration and financial obligation of all worker’s compensation claims arising out of or relating to occurrences after the Closing Date.

1.9
Seller shall retain all obligations, liabilities and commitments in respect of health insurance continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) for "qualifying events" incurred by U.S. Employees and former U.S. Employees and their dependents on or prior to the Closing Date.

2	Provisions Regarding Canadian Retirement Benefit Arrangements

2.1
In connection with the Devoe Carve-out and prior to the Closing Date, Seller will cause Akzo Nobel Canada Inc. to take the necessary steps, including applying to the applicable Governmental Authorities, for a division of the Retirement Income Plan for Canadian Employees of Akzo Nobel (the "Canadian DC Pension Plan") in accordance with applicable Law, between (a) in respect of the Devoe Employees, an affiliate of Seller designated by Seller that is not a Group Company, and (b) in respect of all other members, former members and beneficiaries, Akzo Nobel Canada Inc. Such division will be effective as of the effective date of the Devoe Carve-out. Commencing on the effective date of the Devoe Carve-out, Devoe Employees shall accrue benefits only under the portion of the Canadian DC Pension Plan referenced in (a) and all other members, former members and beneficiaries shall accrue benefits only under the portion of the Canadian DC Pension Plan referenced in (b). Effective prior to the Closing Date, in respect of any other employees in Seller’s Group (excluding the Group Companies) that have any defined contribution entitlements in the Canadian DC Pension Plan, their entitlements shall be treated mutatis mutandis in accordance with the foregoing provisions of this Paragraph 2.1 such that they shall accrue benefits only under the portion of the Canadian DC Pension Plan referenced in (a). Seller shall use commercially reasonable efforts to effect the steps necessary to carry out this Paragraph 2.1 prior to the Closing Date.

2.2
If any approval requested under Paragraph 2.1 which is required for the division under Paragraph 2.1 is not granted and all appeals therefrom are exhausted or abandoned without obtaining the required approval, the Parties shall, in good faith, negotiate alternative arrangements.

2.3
In connection with the Devoe Carve-out and effective prior to the Closing Date, all Liabilities under any Unfunded Canadian Plan (as defined in Paragraph 3.1), which relate to the Devoe Employees will be transferred to an affiliate of Seller designated by Seller that is not a Group Company.

2.4
For the avoidance of doubt, save as expressly otherwise provided in Paragraphs 2 and 3 of this Schedule 5, all Company Arrangements sponsored, and maintained by Akzo Nobel Canada Inc. prior to the Closing Date will continue to be so sponsored and maintained immediately following the Closing Date and all Liabilities with respect to such Company Arrangements shall continue to be Liabilities of Akzo Nobel Canada Inc. from and after the Closing Date. Such Company Arrangements include the

Funded Canadian Plans and the Unfunded Canadian Plans (each as defined below) and certain capital accumulation plans.

2.5
As of the effective date of the Devoe Carve-out: (i) all Devoe Employees who participate in The Pension Plan for Employees of ICI Paints (Canada) Inc. and Participating Companies (the "Canadian Hybrid Pension Plan") will cease participating in and accruing benefits in the Canadian Hybrid Pension Plan and shall begin to participate in a registered pension plan designated by Seller that is sponsored by an entity that is not a Group Company (the "Seller Replacement Pension Plan"); (ii) the Seller Replacement Pension Plan shall recognize for all purposes hereunder the service of such employees which was recognized under the Canadian Hybrid Pension Plan; (iii) the benefits accrued to such employees under the Canadian Hybrid Pension Plan will be dealt with in accordance with applicable Law; and (iv) Purchaser shall ensure that the aforesaid Devoe Employees are provided with grow-in benefits (as provided in the Ontario Pension Benefits Act) irrespective of their province of employment and their age and service. Effective prior to the Closing Date, in respect of any other employees in Seller's Group (excluding the Group Companies) that have any defined benefit and/or defined contribution entitlements under the Canadian Hybrid Pension Plan, their entitlements shall be treated mutatis mutandis in accordance with the foregoing provisions of this Paragraph 2.5. Seller shall use commercially reasonable efforts to effect the steps necessary to carry out this Paragraph 2.5 prior to the Closing Date. To the extent that any approvals from applicable Governmental Authorities are required to give effect to the provisions of this Paragraph 2.5 and such approvals are not granted, and all appeals therefrom are exhausted or abandoned without obtaining the required approval, the Parties shall, in good faith, negotiate alternative arrangements.

3	Price Adjustment for Canadian Benefit Arrangements

3.1	Definitions
The following definitions shall apply throughout this Paragraph 3:

"Actuarial Firm" has the meaning set out in Paragraph 3.3;

"Canadian Plan" means a Funded Canadian Plan or an Unfunded Canadian Plan;

"Estimated Pensions Adjustment Amount" means the amount, determined as at the Effective Time, equal to $27 million CAD plus (A) minus (B), where:

(A)	equals the aggregate Estimated Termination Liability for all of the Canadian Plans, expressed as a positive number; and

(B)
equals the value of assets as at the Effective Time, based on the market value of assets as of the last day of the month that is at least 10 (ten) Business Days prior to the Effective Time, projected using expected cash flows and expected return on assets to the Effective Time and excluding the value of non-qualifying annuity contracts, for all of the Funded Canadian Plans;

"Estimated Termination Liability" means:

(A)
for a Funded Canadian Plan, the estimated windup liability at the Effective Time, determined by Seller’s actuary by projecting, using the solvency incremental cost disclosed in the most recently filed valuation report, the windup liability (as determined in accordance with the requirements of the applicable pension legislation, without exclusion of any benefits except the value of any non-qualifying annuity contracts and without smoothing), from the effective date of the most recently filed funding valuation report to the Effective Time, adjusted to take into account any legislative changes or changes in plan terms as well as to reflect the prescribed windup assumptions (including discount rates) applicable as at the last day of the calendar month immediately preceding the Effective Time and to reflect any significant membership changes (including any changes to retiree spouse data) between the effective date of the most recently filed funding valuation report and the Effective Time; and

(B)
for an Unfunded Canadian Plan, the defined benefit obligation at the Effective Time determined by Seller’s actuary by projecting the defined benefit obligation calculated in accordance with IAS 19, based on Seller’s IAS 19 assumptions as applied in respect of Seller’s audited financial statements for the fiscal year ended December 31, 2012, from December 31, 2012 to the Effective Time, adjusted for the IAS19 discount rates applicable at the last day of the month preceding the Effective Time (as determined by Seller’s actuary), provided that for an Unfunded Canadian Plan that covers one or more Devoe Employees, the Estimated Termination Liability will be reduced by the Estimated Termination Liability related to such Devoe Employee(s), as determined by Seller’s actuary;

provided that the windup liability disclosed in any new funding valuation report or windup report filed prior to the last day of the month preceding the Effective Time shall be taken into account in the calculation of the Estimated Termination Liability. For greater certainty, the Estimated Termination Liability for a Funded Canadian Plan includes all liabilities provided for in Paragraph 2.5.

"Funded Canadian Plan" means (i) Régime de rentes des employés de Sico Inc. et ses filiales, (ii) Régime supplémentaire de rentes des employés syndiqués (CSN) de Beauport et Longueuil de Sico Inc., (iii) the Canadian

Hybrid Pension Plan, (iv) Pension Plan for the Employees of ICI Canada Inc. and Participating Associated Companies, (v) Pension Plan for Senior Managers of ICI Canada Inc.

"Pensions Adjustment Amount" means the amount, determined as at the Effective Time, equal to CAD 27 million plus (A) minus (B), where:

(A)	equals the aggregate Termination Liability for all of the Canadian Plans, expressed as a positive number; and

(B)
equals the market value of assets as at the Effective Time, adjusted for any monthly-in transit contributions that have been remitted prior to the Effective Time by Akzo Nobel Canada Inc. but that have not been received by the applicable pension fund as of the Effective Time and excluding the value of non-qualifying annuity contracts, for all of the Funded Canadian Plans;

"Purchaser’s Objection" has the meaning set out in Paragraph 3.3;

"Termination Liability" means:

(A)
for a Funded Canadian Plan, the estimated windup liability at the Effective Time, determined by Seller’s actuary by projecting, using the solvency incremental cost disclosed in the most recently filed valuation report, the windup liability (as determined in accordance with the requirements of the applicable pension legislation, without exclusion of any benefits except the value of any non-qualifying annuity contracts and without smoothing), from the effective date of the most recently filed funding valuation report to the Effective Time, adjusted to take into account any legislative changes or changes in plan terms as well as to reflect the prescribed windup assumptions (including discount rates) applicable as at the Effective Time and to reflect any significant membership changes (including any changes to retiree spouse data) between the effective date of the most recently filed funding valuation report and the Effective Time; and

(B)
for an Unfunded Canadian Plan, the defined benefit obligation at the Effective Time determined by Seller’s actuary by projecting the defined benefit obligation calculated in accordance with IAS 19, based on Seller’s IAS 19 assumptions as applied in respect of Seller’s audited financial statements for the fiscal year ended December 31, 2012, from December 31, 2012 to the Effective Time, adjusted for the IAS19 discount rates applicable at the Effective Time (as determined by Seller’s actuary), provided that for an Unfunded Canadian Plan that covers one or more Devoe Employees, the Termination Liability will be reduced by the Termination Liability related to such Devoe Employee(s), as determined by Seller’s actuary;

provided that the windup liability disclosed in any funding valuation report or windup report filed prior to the last day of the month preceding the Effective Time shall be taken into account in the calculation of the Termination Liability. For greater certainty, the Termination Liability for a Funded Canadian Plan includes all liabilities provided for in Paragraph 2.5.

"Unfunded Canadian Plan" means (i) Politique de revenu de retraite des cadres supérieurs de Sico Inc., (ii) Unfunded Pension Plan for Employees of ICI Paints (Canada) Inc. and Participating Companies, (iii) OPRB Plan for Employees of ICI Paints (Canada) Inc., (iv) OPRB Plan for Employees of Sico Inc., (v) Other Long-Term Employee Benefit Plan for Employees of Sico Inc., (vi) Unfunded Pension Plan for the Employees of ICI Canada Inc. and Participating Associated Companies, (vii) Unfunded Pension Plan for Senior Managers of ICI Canada Inc., and (viii) OPRB Plan for Employees of ICI Canada Inc.

"Unresolved Items" has the meaning set out in Paragraph 3.3.

3.2
To the extent that the Pensions Adjustment Amount exceeds the Estimated Pensions Adjustment Amount, Seller shall pay to Purchaser an amount equal to such excess. To the extent that the Pensions Adjustment Amount is less than the Estimated Pensions Adjustment Amount, Purchaser shall pay to Seller an amount equal to such difference. Any payment to be made in accordance with this Paragraph 3.2 shall include interest thereon calculated from the Closing Date to the day of payment, both days inclusive, at the Interest Rate. Such payment shall be made in CAD by wire transfer of immediately available funds to an account designated in writing by Seller or by Purchaser, as the case may be, and shall be due 10 (ten) Business Days after the final determination of the Pensions Adjustment Amount under this Schedule 5, including Paragraph 3.3.

3.3
As soon as reasonably practicable but in no event later than 90 (ninety) days after the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Purchaser, Seller’s calculation of the Pensions Adjustment Amount. Purchaser shall have 60 (sixty) days after the receipt of such calculation (and the underlying data in reasonable detail) to review Seller’s calculation of the Pensions Adjustment Amount. In the event that Purchaser determines that Seller’s calculation of such Pensions Adjustment Amount has not been prepared on the basis set forth in this Paragraph 3, Purchaser shall, on or before the last day of such 60 (sixty) day period, so inform Seller in writing (the "Purchaser’s Objection"), setting forth a specific description of the basis of Purchaser’s determination and the corresponding adjustments to the Pensions Adjustment Amount that Purchaser believes should be made. If no Purchaser’s Objection is received by Seller on or before the last day of such 60 (sixty) day period, then the Pensions Adjustment Amount set forth in Seller’s calculations thereof shall be deemed final for all purposes under this Agreement. If Purchaser's Objection is received by Seller on or before the last day of such 60 (sixty) day period,

Seller shall have 30 (thirty) days from its receipt of Purchaser's Objection to review and respond to Purchaser's Objection. Purchaser and Seller shall use commercially reasonable efforts to resolve any disagreements with respect to the proposed adjustments set forth in Purchaser's Objection. If Purchaser and Seller are unable to resolve such disagreements within 30 (thirty) days following the completion of Seller’s review of Purchaser's Objection, they shall refer any remaining disagreements (the "Unresolved Items") to an actuarial firm mutually agreeable to Seller and Purchaser (the "Actuarial Firm"), which, acting as experts and not as arbitrators, shall determine, on the basis set forth in this Paragraph 3, and only with respect to the Unresolved Items, whether and to what extent, if any, the Pensions Adjustment Amount requires adjustment. Seller and Purchaser shall instruct the Actuarial Firm to deliver its written determination to Seller and Purchaser no later than 30 (thirty) days after such disagreements are referred to the Actuarial Firm. The Actuarial Firm’s determination shall be final and binding upon Seller and Purchaser and their respective affiliates and successors and for all purposes under this Agreement. Seller and Purchaser shall each bear fifty percent (50%) of the fees and disbursements of the Actuarial Firm. Purchaser and Seller shall make readily available to the Actuarial Firm all relevant books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to the Pensions Adjustment Amount and to Purchaser's Objection and all other items reasonably requested by the Actuarial Firm in connection with its review.

3.4
Purchaser and its actuaries shall have reasonable access to all information used by Seller in preparing, and employees of Seller and its affiliates involved in the preparation of, the Pensions Adjustment Amount, including, in each case, the work papers of Seller’s actuaries, in each case during regular business hours and upon reasonable advance notice. Each party shall have reasonable access to all information used by the Actuarial Firm in reaching its determination hereunder.

Schedule 6    Closing

Part 1	Closing obligations

1	General Obligations

1.1	Seller's obligations
At the Closing, Seller shall deliver or make available to Purchaser evidence that Seller is authorized to sign this Agreement and, in respect of each Transfer Document, that the relevant Share Seller is authorized to sign the Transfer Document.

1.2	Purchaser's obligations
At the Closing, Purchaser shall deliver or make available to Seller:

(i)	evidence of the due satisfaction of the Conditions Precedent; and

(ii)	evidence that Purchaser is authorized to sign this Agreement and, in respect of each Transfer Document, that the relevant Share Purchaser is authorized to sign the Transfer Document.

2	Transfer of the Shares
At the Closing, Seller shall procure that the Share Sellers, and Purchaser shall procure that the Share Purchasers, shall execute and/or deliver and/or make available the Transfer Documents and take such other steps as are required to transfer the Shares.

3	Further obligations in addition to transfer

3.1
Seller shall deliver, and shall cause the relevant Share Sellers, as the case may be, to make the deliveries or make available to Purchaser or the relevant Share Purchasers, as the case may be, the following:

(a)
the written resignations in Agreed Form of each of the persons named in Schedule 6 (Closing) Part 2 (Resignations) from the office or position specified in Schedule 6 (Closing) Part 2 (Resignations) to take effect on Closing;

(b)	duly executed and delivered original signatures of Seller's Group to all of the Transfer Documents, as applicable;

(c)
for Seller and each Share Seller, a certificate, dated the Closing Date and duly executed by the secretary or a managing director of Seller or such Share Seller, as applicable, certifying as to (A) true and complete copies of its current Organizational Documents, (B)

in the case of Akzo Nobel Coatings Inc., a certificate of incumbency of its officers executing this Agreement and the Transfer Documents and (C) in case of Seller, Akzo Nobel Coatings International B.V. and ICI Omicron B.V., an extract from the trade register of the chamber of commerce;

(d)
for each Company and each Subsidiary, a certificate, dated the Closing Date and duly executed by the secretary of such Company or Subsidiary, as applicable, certifying as to (A) true and complete copies of and no amendments to its Organizational Documents, (B) its good standing or status, as applicable, in its respective jurisdiction of organization, (C) true and complete copies of the resolutions of its board of directors and stockholders approving this Agreement and the transactions contemplated hereby, and (D) a certificate of incumbency of its officers executing this Agreement and the Transfer Documents;

(e)	the organizational record books, minute books and corporate seal, if any, of each Company and each Subsidiary, to the extent not in the possession of such Company or Subsidiary;

(f)
to the extent requested by Purchaser, for each Person currently an authorized signatory to or otherwise authorized to deal in the funds of any bank account of any of the Companies or the Subsidiaries, termination of such authorization to be effective as of the Effective Time;

(g)	a duly executed affidavit of non-foreign status of Akzo Nobel Coatings Inc. substantially in the form set forth on Schedule 18;

(h)
evidence reasonably satisfactory to Purchaser that all persons referred to in Paragraph 3.1(a) above holding share(s) in any Group Company under a nominee-type arrangement or any arrangement having a similar effect have transferred such share(s) to such other persons as Purchaser may specify, to take effect on Closing;

(i)
evidence reasonably satisfactory to Purchaser as to the acceptance by shareholders or the directors of each of the relevant Group Companies of the resignations referred to in Paragraph 3.1(a) and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the Organizational Documents of the Group Company concerned) as Purchaser may nominate as directors and (if relevant) secretary, Purchaser to notify Seller of such nomination by no later than 15 (fifteen) Business Days before the Closing Date; and

(j)	evidence reasonably satisfactory to Purchaser as to the approval by the Share Seller's shareholders or the directors of the transfer of the Shares to the relevant Share Purchaser, where such acceptance or approval is required by Law or under the Organizational Documents of the Group Company concerned.

3.2	Purchaser shall, and shall cause the relevant Share Purchasers, as the case may be, to make the deliveries or make available to Seller or the relevant Share Sellers, as the case may be, the following:

(a)	duly executed and delivered original signatures of Purchaser's Group to all of the Transfer Documents, as applicable; and

(b)
a certificate, dated the Closing Date and duly executed by the secretary of Purchaser, certifying as to (A) true and complete copies of and no amendments to its Organizational Documents, (B) its good standing in its respective jurisdiction of organization, (C) true and complete copies of the resolutions of its board of directors approving this Agreement and the transactions contemplated hereby, and (D) a certificate of incumbency of its officers executing this Agreement and the Transfer Documents.

Schedule 10    Closing statements and Reporting Accountants

Part 1	Form of (Estimated) Working Capital Statement

The (Estimated) Working Capital Statement shall be drawn up in the form set out below:

4	Group

Base Working Capital	Amount (USD '000)
Sales Target
multiplied by Target Percentage	14.4%
Base Working Capital

5	Group Companies
(Estimated) Working Capital:

Item	Amount (USD '000)
Working Capital Inventory
plus Working Capital Receivables
less Working Capital Payables
Total

Part 2	Form of (Estimated) Net Debt Statements

Each (Estimated) Net Debt Statement shall be drawn up in the form set out below:
Group Company:

Counter Party	Intra-Group Indebtedness		Third Party Indebtedness	Cash Balances
	Intra-Group Payables	Intra-Group Receivables

Part 3	Requirements for Working Capital / Net Debt Statements

6	Preparation of Closing statements
The Working Capital and the Net Debt shall be calculated, and the Initial Closing Statement and Final Closing Statement (and each Working Capital Statement and Net Debt Statement) shall be prepared:

(k)	in accordance with the Accounting Principles;

(l)
subject to Paragraphs 3.2 and 3.3, using the same accounting principles and policies that were used in the preparation of the Accounts for June 30, 2012 and, so long as consistent with the Accounting Principles, the practices, methodology and categorizations used in the preparation of such Accounts;

(m)	to the extent not covered by Paragraph 1(a) or Paragraph 1(b), in accordance with generally accepted accounting principles and IFRS in force at June 30, 2012;

(n)
in USD (U.S. dollars), and amounts in other currencies shall be translated into USD at the spot rate of exchange (closing mid-point) on the Business Day immediately prior to the date of Closing, as such spot rate is published in the U.S. edition of the Financial Times first published thereafter.

7	Post-Closing Events
The Working Capital and the Net Debt shall be calculated, and the Initial Closing Statement and Final Closing Statement (and each Working Capital Statement and Net Debt Statement) shall be prepared as at the Effective Time. Accordingly, transactions occurring and the impact of management decisions after the Effective Time shall not be taken into account.

8	Accounting Principles
"Accounting Principles" means, collectively, the provisions, policies and principles set forth in Paragraphs 3.1, 3.2 and 3.3 below.

8.1	Line Items
The aggregate value of the items booked under the following line items and corresponding Hyperion bookkeeping codes, calculated as the sum of the items includes under the headings Working Capital – Inventory, plus Working Capital – Receivables, less Working Capital – Payables, shall constitute the Working Capital:

Working capital items	Hyperion bookkeeping code

Working capital – Inventory
Raw materials	AC4100
Finished goods	AC4100
Stock provisions	AC4100
Semi-finished goods	AC4100
Goods delivered not invoiced	AC4111

Working capital - Receivables
Third Party trade receivables	AC4111
Rebates/bonuses payable to customers	AC5016
Credit Balances trade receivables	AC5016
Intercompany Trade receivables	AC4120
Other short term receivables	AC4141
Prepaid expenses	AC4150

Working capital – Payables †
Third party payables	AC5011
Commissions receivable from supplier	AC4116
Debit balances supplies	AC4116
Intercompany Trade payables	AC5020
Other current liabilities	AC5071
† For the avoidance of doubt, Working Capital shall exclude debt (including any lines of credit).

The items booked under the following line items and corresponding Hyperion bookkeeping subcodes shall constitute the Other current liabilities item of Working Capital:

Items	Hyperion bookkeeping sub-code

Other current liabilities	AC5071
Credit balances trade receivables	5071.885
Amounts payable to employees	5071.890
Prepayments from customers	5071.895
Comp. absences/vacation days Netherlands	5071.900
Comp. absences/vacation days Other	5071.905
Bonuses and discounts customers	5071.910
Royalties and licenses	5071.915
Non-income taxes and social charges	5071.920
Invoices to be received from suppliers	5071.935
Insurances	5071.945
Energy	5071.950
Services	5071.955
Commissions to agents	5071.960
Others	5071.965
Invoices to rec fr suppliers (No	5071.990

The aggregate value of the items booked under the following line items and corresponding Hyperion bookkeeping codes, calculated as the sum of the items included under the headings Intra-Group Indebtedness (Intra-Group Receivables / Payables) and Third Party Indebtedness, less Cash Balances shall constitute the Net Debt:

Net debt items	Hyperion bookkeeping code

Intra-Group Indebtedness (Intra-Group Receivables / Payables) and Third Party Indebtedness
Debenture loans	AC5400
Loans from/to consolidated companies †	AC5440
Inhouse bank	AC4230
Cash pools	AC4240
Financial Lease liabilities	AC5435
Accrued interest loans cons companies	AC5462
Other long-term debt	AC5430
Bank overdrafts	AC5510
ST Debenture loans	AC5525
ST Portion long term debt	AC5525

Cash Balances
Short-term investments	AC4210
Cash and banks	AC4220
† For the avoidance of doubt, Loans from/to consolidated companies includes the Note.

8.2	Other principles
Notwithstanding Paragraph 3.1:

(o)	no item shall be included more than once in any calculation of Working Capital or Net Debt or in the Working Capital Statement and Net Debt Statements or any of them;

(p)
neither the Working Capital nor the Net Debt, and neither the Net Debt Statement nor the Working Capital Statement, in respect of the Group Companies shall include any asset or Liability of any Carve-Out Business or any asset or Liability that is not an asset or Liability of the Group Companies; and

(q)	no calculation of Working Capital or Net Debt, and no Working Capital Statement or Net Debt Statement, shall take into account:

(iii)	fixed assets, goodwill or any other intangible asset (excluding debtors and creditors relating to any such items);

(iv)	pension assets or liabilities, unfunded retirement benefits or post-retirement benefits;

(v)	environmental matters;

(vi)	provisions, other than provisions in respect of damaged or obsolete stock or inventory and bad debts or overdue receivables;

(vii)	Transaction Bonuses;

(viii)	contingent liabilities; and

(ix)	items in respect of any corporate income Tax or any other Tax imposed on net income or net profits, so long as the working capital statements used in the determination of the Target Percentage, attached hereto as Schedule 10 Part 5, similarly excluded all such items.

8.3	Procedures
Subject to Paragraph 3.2, the following procedures shall apply:

(r)
a stock count shall be performed by local personnel in the presence of such third parties as each of Seller and Purchaser may require (provided such third parties are bound to customary confidentiality undertakings) in relation to the Working Capital Inventory at each relevant site, in each case in accordance with the normal year end procedures, as at the Effective Time (or at such other date (and with such other adjustments) as Seller and Purchaser may agree in writing);

(s)
Working Capital, including the Working Capital Inventory, shall be determined using the Group Companies’ accounting principles and policies as set forth in the Data Room under items number 02.08.01, 02.08.02, 02.08.03, 02.08.04 and 02.08.05; and

(t)	the cash in hand shall be counted by the relevant site manager as at the Effective Time and confirmed as appropriate in accordance with normal year-end procedures.

Part 4	Reporting Accountants

9	Engagement
The Reporting Accountants shall be engaged jointly by Seller and Purchaser on a timely basis and on the terms set out in this Paragraph 1 and otherwise on such terms as shall be agreed, provided that neither Seller nor Purchaser shall unreasonably (having regard, inter alia, to the provisions of this Part 4) refuse their agreement to terms of engagement proposed by the Reporting Accountants or by Purchaser or Seller, as the case may be. If the terms of engagement of the Reporting Accountants have not been settled within 20 (twenty) Business Days of their identity having been determined (or such longer period as Seller and Purchaser may agree in writing) then, unless Seller or Purchaser unreasonably refuse agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

10	Procedure for determination

10.1
Purchaser and Seller each shall make a written submission to the Reporting Accountants within 20 (twenty) Business Days after the date the Reporting Accountants accept their engagement in writing, which submission shall contain a computation of the disagreed items remaining open pursuant to Clause 7.1.3(c)(ii) of the Agreement, and information, arguments, and support for such computation. Each of Seller and Purchaser thereafter shall be entitled to submit a written rebuttal to the other's submission, which rebuttals shall be submitted within 15 (fifteen) Business Days of the delivery of the last of the initial submissions. The Reporting Accountants shall review such submissions and rebuttals and base its determination solely on such written submissions and rebuttals (without an independent review).

10.2
In resolving such disagreement, the Reporting Accountants will (i) consider only those items and amounts with respect to the Initial Closing Statement that remain in dispute pursuant to Clause 7.1.3(c)(ii) of the Agreement and (ii) determine the disputed items in accordance with the principles set forth in Paragraph 1 of Schedule 10 Part 3 and their respective definitions set forth in this Agreement, without importing or taking into account other extrinsic factors. The determination of the Reporting Accountants in respect of each item in disagreement shall not be outside of the range of the respective computations included in the written submissions referred to in Paragraph 2.1. The Reporting Accountants’ determination shall apply the provisions of Schedule 10 Part 3 and be reflected in the Final Closing Statement.

10.3	The Reporting Accountants shall make their determination pursuant to this Paragraph 2 as soon as is reasonably practicable.

10.4	For the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

11	Determination; Binding Advice
The Reporting Accountants shall act as experts and not arbitrators and the determination of the Reporting Accountants as to any disputed amount and the Final Closing Statement reflecting such determination shall be conclusive and binding upon all parties as of the date that notice of such determination is first delivered to Seller and Purchaser (except in the event of a manifest error in which case the relevant part of the Reporting Accountants’ determination shall be void and the matter shall be remitted to the Reporting Accountants for correction) and the Working Capital and Net Debt set forth therein shall be deemed the Working Capital and Net Debt for all purposes hereunder.

12	Expenses
The fees and expenses (including VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination taking into account the relative success of each Party or, failing such direction, equally between Seller and Purchaser.

13	Cooperation
Seller and Purchaser shall cooperate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation, Purchaser shall keep up-to-date and, subject to reasonable notice, make available to Seller's Representatives, Seller's accountants and the Reporting Accountants all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants to the making of the relevant determination.

14	Confidentiality
Each Party shall, and shall procure that its accountants and the other advisors and the Reporting Accountants shall, keep all information and documents provided to them pursuant to this Part 4 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the determination of the Final Closing Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement, or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

Schedule 11    Tax Indemnity

1	Definitions:
The following capitalized terms used in this Schedule 11 shall have the following meaning:
"Non-CIT Tax Liability" means any Tax Liability in respect of any Tax other than (i) a Tax payable pursuant to the Income Tax Act (Canada), or any comparable state, territorial, or provincial Law imposing an income tax, (ii) a U.S. federal, state, or local corporate income Tax, (iii) any corporate income tax levied by or on behalf of a Tax Authority of Puerto Rico, (iv) a Tax for escheatment of unclaimed property, and (v) Taxes arising as a result of the Restructuring or in relation to the Carve-Out Businesses (whether transferred out or not) or the Retained Non-Operating Facilities;
"Straddle Tax Period" shall mean any accounting period for tax purposes which begins at or prior to the Effective Time and ends after the Effective Time;
"Tax Audit" means any audit, investigation, visit, inspection, assessment, discovery, access order, court proceeding, or other proceedings from or against any Tax Authority with respect to any Tax matter of the Group;
"Tax Liability" means a Tax or increase in Tax of or with respect to any of the Group Companies (for the avoidance of doubt, Tax Liability includes a Tax or increase in Tax which does not give rise to an actual Tax payment because a Group Company utilizes, reduces or carries back a Tax attribute accrued on or after the Effective Time);
"Tax Refund" means any credit against, offset, refund or repayment of Tax;
"Tax Return" means any return, declaration, report, information return, statement, claim for refund, or other document (including any schedule or other attachment thereto) filed, or required to be filed, in connection with the assessment or collection of any Taxes or as otherwise required by any Tax Authority in connection with a Tax Audit, and including any amendment thereof or supplement thereto (including any schedule or other attachment thereto). For the sake of clarity, IRS Forms 5471, 8858, 8865, 926 and 8938, and Form TD F 90-22-1 (Report of Foreign Financial and Bank Accounts) are Tax Returns; and
"Windfall" means such amount in respect of any income, profits, gains or turnover relating to a period ending on or before the Effective Time as was neither actually received before the Effective Time nor reflected in the Working Capital Statement but which, had it been actually received before the Effective Time or reflected in the Working Capital Statement, would have resulted in an increase in the Purchase Price.

2	Seller's indemnity

2.1	Subject to any applicable limitations of liability set out in this Schedule 11, Seller shall indemnify Purchaser against:

(a)
any Tax Liability (including by reason of any successor or transferee Liability), and any Loss suffered as a consequence of such Tax Liability, in respect of any Event occurring and attributable to the period before, or in respect of any income, profits, receipts, gains or turnover earned, accrued or received before, the Effective Time;

(b)	any Loss arising as a result of a breach of any Tax Warranty; or

(c)	any Tax Liability of a Group Company in respect of any taxable period arising solely as a result of the ownership or disposition, after the Effective Time, of any Retained Non-Operating Facility.

2.2	Tax Liabilities of a Straddle Tax Period shall be allocated as follows:

(a)
in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes or Taxes determined on an arrears basis), (i) the amount of the Tax Liability allocable to the period ending at the Effective Time shall be the amount of such Tax Liability for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Tax Period ending on and including the date of the Effective Time and the denominator of which is the number of calendar days in the entire relevant Straddle Tax Period; and (ii) the remainder of such Tax Liability shall be allocable to the period beginning after the Effective Time; and

(b)
in the case of Taxes not described in (a) above (such as franchise Taxes not determined on an arrears basis, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), (i) the amount of the Tax Liability allocable to the period ending at the Effective Time shall be the amount of any such Tax Liability as determined by closing the books as if such taxable period ended as of the Effective Time, and (ii) the remainder of such Tax Liability shall be allocable to the period beginning after the Effective Time.

2.3
Notwithstanding any other provision of this Agreement other than Paragraph 2.5 below, Seller shall only be liable in respect of any individual claim with respect to Non‑CIT Tax Liability, or a series of Non-CIT Tax Liability claims arising from the same facts, to the extent that the Non-CIT Tax Liability agreed or determined in respect of any such claim or series of claims exceeds USD 100,000 (one hundred thousand U.S. dollars).

2.4
Notwithstanding any other provision of this Agreement other than Paragraph 2.5 below, Seller shall not be liable under this Agreement in respect of any Non‑CIT Tax Liability claim unless and until the aggregate amount of all claims in respect of Non‑CIT Tax Liabilities for which Seller would otherwise be liable under this Schedule 11, exceeds USD 1,000,000 (one million U.S. dollars).

2.5
Notwithstanding any other provision of this Agreement, Seller shall be responsible for all Tax Liabilities of any member of Seller's Group or any member of an affiliated, consolidated, combined or unitary group of which Akzo Nobel Coatings Inc. is a part with respect to any period (including any portion of any Straddle Tax Period) ending at or prior to the Effective Time pursuant to Treasury Regulation § 1.1502-6 (or analogous provision of non-U.S., or U.S. state or local Law).

3	Exclusions

3.1	The indemnity contained in Paragraph 2 shall not cover any Tax Liability to the extent that:

(a)
an adequate provision or reserve in respect of that Tax Liability has been made, or that Tax Liability was adequately accrued or reduced the value of an asset or was reflected in a Working Capital Statement or a Net Debt Statement; or

(b)	the Tax Liability arises, or is increased, as a result of a Windfall actually received and retained by a Group Company after the Effective Time; or

(c)
the Tax Liability arises, or is increased, as a result of any change in rates or the passing of or any change in Law or generally accepted accounting practice, a change in the administrative practice of any Tax Authority or any withdrawal of any extra-statutory concession by a Tax Authority, on or after Signing; or

(d)
the Tax Liability would not have arisen but for, or is increased by, a transaction, action or omission (other than any transaction, action or omission related to the Restructuring, the Retained Non-Operating Facilities, or the Carve-out Businesses) carried out or effected by any member of Purchaser's Group (including a Group Company), or any other Person connected with any of them, including Representatives or successors in title, at any time after the Closing except for any transaction, action or omission which affects the ability of any member of Purchaser’s Group (including a Group Company), or any other person affiliated with any such member, including a Representative or successor in title, to carry back losses or any other Tax attribute to any time before Closing; or

(e)
the Tax Liability would not have arisen but for, or is increased by, a failure or omission by any member of Purchaser's Group (including a Group Company) to make any claim for Relief (which arose to a Group Company in respect of a period ending at or before the Effective Time), election, surrender, or disclaimer or give any notice or consent or take any other action after Closing within 10 (ten) Business Days of receiving written notice from Seller which notice shall confirm that Seller will bear any costs or expenses reasonably incurred by Purchaser (or a designated member of Purchaser’s Group) in making such claim for Relief, election, surrender, or disclaimer or giving such notice or consent;

(f)	the Tax Liability has been discharged prior to the Effective Time; or

(g)	the Tax Liability has been reduced by a Relief which arose to a Group Company in respect of a period ending at or before the Effective Time; or

(h)	the Tax Liability has been or is satisfied by the surrender or other transfer to the relevant Group Company of any Relief by Seller or a member of Seller's Group (other than a Group Company); or

(i)
notice of a claim in respect of the Tax Liability is delivered to Seller after 60 (sixty) days following the expiry of the statutory limitation period for appealing the imposition of the Tax Liability applicable in the relevant jurisdiction for the Tax matter giving rise to such claim; or

(j)
the Tax Liability arises, or is increased, as a result of a change (other than a change required by applicable law) after the Effective Time in the length of any accounting period for Tax purposes of any Group Company, or a change after the Effective Time in any accounting policy or practice, including the treatment of timing differences and the basis on which assets are valued, or Tax reporting practice of any Group Company; or

(k)
the Tax Liability arises, or is increased, after the Effective Time, as a result of any Group Company failing to submit the Tax Returns and computations required to be made by it or not submitting such Tax Returns and computations within the appropriate time limits or submitting such Tax Returns and computations otherwise than on a proper basis, or as a result of any Group Company failing to take other action which could have minimized or reduced such Tax Liability, in each case after the Effective Time and other than as a result of any default or failure of Seller carrying out or failing to carry out Seller's obligations under this Schedule 11; or

(l)	the Tax Liability arises, or is increased, as a result of the failure of Purchaser or any member of Purchaser's Group to comply with its obligations under the Agreement or any ancillary agreements related thereto; or

(m)
the Tax Liability arises, or is increased, by reason of a disclaimer by any Group Company after the Effective Time of any Relief to which it is entitled or by reason of the revocation by any Group Company after the Effective Time of any claim for Relief made by it (whether provisionally or otherwise) before the Effective Time; or

(n)
the Tax Liability arises, or is increased, as a result of an Event (other than the Restructuring or Events related to the Carve-out Businesses or the retention of the Retained Non-Operating Facilities) occurring at the request or with the approval of Purchaser, including Events contemplated in the Agreement; or

(o)	to the extent the Event that creates the Tax Liability creates Relief for Purchaser or any member of Purchaser's Group; or

(p)
to the extent that recovery in respect of the Tax Liability has been made by Purchaser or another member of Purchaser's Group (including the Group Companies) under an insurance policy, or Purchaser or another member of Purchaser's Group (including the Group Companies) has been or has the right to be compensated otherwise for the Tax Liability.

3.2
Notwithstanding anything in the Agreement to the contrary, no breach of Tax Warranties (except for a breach of the Tax Warranty set out in Paragraph 15.18 of Schedule 12 Part 1) shall give rise to a claim for Losses other than with respect to or in connection with a claim for a Tax Liability imposed solely with respect to a taxable year or period (or portion thereof) ending on or prior to the Effective Time.

3.3	Seller shall not be liable under this Schedule 11 in respect of any Excluded Losses.

4	Purchaser's indemnity

4.1	Purchaser shall indemnify Seller against

(a)
any Tax Liability, and any Loss suffered as a consequence of such Tax Liability, arising in respect of any Event occurring and attributable to the period beginning on, or in respect of any income, profits, or gains earned or accrued on or after the Effective Time, for which Seller, a Representative of Seller, or any other member of Seller's Group (excluding the Group Companies) is liable after the Effective Time (other than any Tax Liability assessed against Akzo Nobel Paints LLC pursuant to Treasury Regulation § 1.1502-6 (or analogous provision of non-U.S., or U.S. state or local Law)).

(b)
all Tax Liabilities of any member of Purchaser's Group or any member of an affiliated, consolidated, combined or unitary group that includes any of the Companies with respect to any period (including any portion of any Straddle Tax Period) beginning after the Closing Date, provided that such amount is not otherwise subject to indemnification by Seller pursuant to this Schedule 11.

4.2	The indemnity contained in Paragraph 4.1 shall not cover any Tax Liability to the extent that:

(a)
the Tax Liability would not have arisen, or have been increased, but for a transaction, failure or omission carried out or effected by Seller or any member of Seller's Group (including a Group Company), or any other Person connected with any of them, including Representatives or successors in title, at any time; or

(b)
the Tax Liability would not have arisen, or have been increased but for a failure or omission after Closing by any member of Seller’s Group (including a Group Company) to make any claim for Relief, election, surrender or disclaimer or give any notice or consent or take any other action before Closing within 10 (ten) Business Days of receiving written notice from Purchaser which notice shall confirm that Purchaser will bear any costs or expenses reasonably incurred by Seller (or a designated member of Seller’s Group) in making such claim for Relief, election, surrender, or disclaimer or giving such notice or consent;

(c)	the Tax Liability has been or is satisfied by the surrender or other transfer to the relevant Group Company of any Relief by Purchaser or a member of Purchaser's Group (other than a Group Company); or

(d)
the Tax Liability arises, or is increased, as a result of the failure of Seller or any member of Seller's Group to comply with its obligations under this Agreement or any ancillary agreements related thereto; or

(e)	the Tax Liability arises, or is increased, by reason of a breach of Seller's Warranties insofar as they relate to Tax; or

(f)	the Event that creates the Tax Liability creates Relief for Seller or any member of Seller's Group; or

(g)
recovery in respect of the Tax Liability has been made by Seller or another member of Seller's Group under an insurance policy, or Seller or another member of Seller's Group has been or has the right to be compensated otherwise for the Tax Liability.

4.3	Purchaser shall not be liable under this Schedule 11 in respect of any Excluded Losses.

5	Mitigation

5.1	Each Party shall procure that the Group Companies (and each member of Purchaser's Group or Seller's Group, as applicable) takes all such steps as may reasonably be required to:

(a)
subject to Paragraph 5.2, use any Relief available to a Group Company (excluding any Relief arising to any member of Purchaser's Group other than a Group Company) to reduce or eliminate any Tax Liability in respect of which Purchaser would have been able to make a claim against Seller under to Paragraph 2;

(b)
make all such claims and elections specified by Seller in respect of any period ending on or before the Effective Time having the effect of reducing or eliminating any Tax Liability referred to under Paragraph 2, provided that such claims or elections do not have the effect of increasing the Tax Liability of Purchaser or any Group Company for periods following the Effective Time;

(c)
allow Seller to reduce or eliminate any liability by surrendering, or procuring the surrender by any member of Seller’s Group other than a Group Company, of any Relief to any Group Company, to the extent permitted by Law; and

(d)
make all such claims and elections specified by Seller, acting reasonably, in respect of any period ending on or before the Effective Time that may result in a Group Company obtaining or realizing a Tax Refund, provided that such claims or elections do not have the effect of increasing the Tax Liability of Purchaser or any Group Company for periods following the Effective Time.

5.2
Notwithstanding Paragraph 5.1, Purchaser is not required to use any Relief arising in or attributable to periods beginning after the Effective Time but will consider in good faith any request by Seller to do so provided that, to the extent that Seller’s obligation to indemnify Purchaser for any Tax Liability is reduced pursuant to Paragraph 5.1(a) as a result of the use of any Relief of any Group Company attributable to periods beginning after the Effective Time (a) Purchaser and Seller shall agree in good faith, based upon reasonable assumptions, the value of such Relief and (a) Seller shall pay Purchaser an amount equal to such value.

6	Tax Refund
If a Group Company has a right to, has received or receives, a Tax Refund on or after Closing from any Tax Authority in respect of any period up to the

Effective Time, where such Tax Refund has not been included in a Working Capital Statement or a Net Debt Statement, then:

(a)	Purchaser will promptly notify Seller and will take, or will procure that a member of Purchaser's Group or a Group Company takes, all necessary action to obtain such Tax Refund; and

(b)
Purchaser shall pay to Seller (as an adjustment to Purchase Price) the amount of such Tax Refund, reduced by the reasonable costs incurred by Purchaser in connection with obtaining such Tax Refund, within 5 (five) Business Days of the receipt or realization of the Tax Refund.

7	Notification of Tax claims; Conduct of Tax disputes

7.1
Purchaser shall promptly notify Seller, or as the case may be, Seller shall promptly notify Purchaser, in writing and within 10 (ten) Business Days upon receipt of a notice after the Effective Time, of any pending or threatened Tax Audit of a Group Company in respect of any accounting period for Tax purposes ending at or prior to the Effective Time or in respect of any Straddle Tax Period.

7.2
With respect to such Tax Audit as mentioned in Paragraph 7.1, Purchaser shall control the conduct of such Tax Audit and shall diligently conduct the Tax Audit through to its completion, provided that Seller shall be entitled, on notice to Purchaser, to participate in, and to assume the defense of such Tax Audit, and, with the consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), to settle and compromise any such Tax Audit and any Tax Liability in respect thereof. In any such case, Purchaser shall cooperate fully to facilitate such participation by Seller.

7.3
With respect to Tax Audits of the Group Companies for which Seller has issued a notice in accordance with Paragraph 7.2, Seller shall not be liable for expenses subsequently incurred by Purchaser or any other member of Purchaser's Group in connection with the defense of such audit or proceeding. Purchaser shall have the right, at its cost and expense, to employ counsel to represent it if, in its reasonable judgment, it is advisable for Purchaser to be represented by separate counsel.

7.4
With respect to Tax Audits as mentioned in Paragraph 7.1, in the event that Seller elects not to take over the conduct thereof, Purchaser shall have the right to employ counsel reasonably satisfactory to Seller and to settle and compromise any such Tax Audit or any Tax Liability in respect thereof, provided, however, that:

(a)
Purchaser shall, and shall procure that the relevant Group Company shall, provide Seller with copies of all correspondence entered into and details of any conversations or meetings with any Tax Authority to the extent that such correspondence, conversations or meetings relate to the Tax Audit in question; and

(b)
Purchaser shall advise Seller periodically of developments in the Tax Audit and obtain Seller's prior written approval (such approval not to be unreasonably withheld or delayed) on material decisions (including settlement or compromise) and on all written communication to any Tax Authority or competent court in relation to the Tax Audit.

7.5
Seller and Purchaser shall provide each other such information and render such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any audit or other proceeding as mentioned in Paragraph 7.1, including the granting of powers of attorney and the provision of information as reasonably required by Seller.

7.6
Notwithstanding Clause 8.6 of the Agreement, Seller and Purchaser agree to retain all books and records as may be required for the conduct of Tax Audits including records in such electronic format as may be required by Law or as either Party may require until the expiration of applicable statutes of limitation, and to provide each other access to all books and records relating to the Group Companies for such purposes. Purchaser agrees to make available the services of the employees of the Group Companies to assist Seller in the performance of Seller's obligations and duties, and exercise by Seller of its rights, under this Schedule 11.

8	Due date for payment in relation to Tax
The due date for payment under Paragraph 2 and Paragraph 4.1 and shall be the date falling 10 (ten) Business Days prior to the latest date for the actual payment of the relevant Taxes in order to avoid interest and penalties arising in respect thereof, provided that such date is after the date of any claim in respect thereof made under this schedule by Purchaser against Seller, or vice versa, as the case may be, provided that, where permitted by applicable Law, the party obliged to make such payment may instead provide security for the amount of such payment in such form as is acceptable to the relevant Tax Authority.

9	Preparation of Tax Returns

9.1
At Seller’s cost and expense, Seller shall cause each Group Company to (i) fully and timely pay (or cause to be so paid on its behalf) all income and other Taxes due and payable by it at or prior to the Effective Time, and (ii) in a manner and on a basis consistent with past practice, duly and timely file (or cause to be filed) with each relevant Tax Authority, all Tax Returns in respect of the Group Companies and Seller's Group to the extent that same are required to be filed in respect of any accounting period for Tax purposes ending at or prior to the Effective Time. From and after the Closing, Purchaser shall provide Seller such information and render Seller such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of such Tax Returns. As of Closing, upon receipt of a completed Tax Return of a Group Company from Seller, Purchaser shall procure that the relevant Group Company promptly sign such Tax Returns, pay any Tax shown owing thereon and file these Tax Returns or return such Tax Returns to Seller for filing..

9.2
Purchaser shall, at its own cost and expense, prepare (or procure the preparation of), in a manner and on a basis consistent with Seller's past practice, and timely and properly file or procure to be filed with each relevant Tax Authority, all Tax Returns in respect of the Group Companies to the extent that same are required to be filed in respect of any accounting period for Tax purposes ending after the Effective Time. To the extent that any such Tax Return relates to a Straddle Tax Period, Seller shall have the right to review such Tax Return at least 20 (twenty) days prior to the due date for filing thereof. Purchaser shall accept all reasonable comments of Seller with respect to Straddle Tax Period Tax Returns.

9.3	Seller shall cancel any existing authority held by any Representative to Seller to sign Tax Returns on behalf of any Group Company with effect from the Closing Date.

9.4
Unless reasonably required by Law or accounting rules, Seller shall not amend, refile or otherwise modify any Tax election or Tax Return with respect to a Group Company for any period before the Effective Time without the prior written consent of Purchaser.

9.5
Unless reasonably required by Law or accounting rules, Purchaser shall cause the members of Purchaser's Group (including the Group Companies) not to amend, refile or otherwise modify any Tax election or Tax Return with respect to a Group Company for any period before the Effective Time without the prior written consent of Seller.

10	Governing procedure for Tax claims
This Schedule 11 governs the procedure for all Tax Indemnity and Tax Warranty claims. In the event Purchaser shall be entitled to indemnification under more than one provision of Paragraph 2.1 of this Schedule 11, Purchaser shall specify the provision under which an indemnification claim is made.

Schedule 12    Representations, Warranties and Disclosure

Part 1	Seller's Warranties

1	Incorporation, authority, corporate action, existence

1.1	Seller and each Share Seller is validly existing and is a company duly incorporated and in good standing under the Laws of its jurisdiction of incorporation.

1.2
Seller has the full power and authority to enter into, execute, deliver and perform this Agreement and any other documents to be executed by Seller pursuant to or in connection with this Agreement and to consummate (and cause each Share Seller to consummate) the transactions contemplated hereunder and thereunder. This Agreement and any other documents to be executed by Seller pursuant to or in connection with this Agreement, when executed, will constitute valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

1.3
Each Share Seller has taken or will have taken by Closing all corporate action required by it to authorize it to perform its obligations in accordance with this Agreement and any other documents to be executed pursuant to or in connection with this Agreement and no other proceedings on the part of any Share Seller are necessary to authorize this Agreement or any other documents to be executed by any Share Seller pursuant to or in connection with this Agreement or to consummate the transactions contemplated hereunder and thereunder. Any document to be executed by a Share Seller pursuant to or in connection with this Agreement, when executed, will constitute valid and binding obligations of such Share Seller enforceable against such Share Seller in accordance with their respective terms.

1.4
Each Group Company is validly existing and is a legal entity duly incorporated or organized, as the case may be, and in good standing and subsisting under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each Group Company has the power and authority to own or lease the assets it purports to own or lease and to carry on its business in the manner currently conducted.

1.5
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Share Seller or Group Company. No resolution has been proposed or passed for the dissolution of any Share Seller or Group Company and no meeting has been convened nor any written resolution circulated concerning the dissolution of any Share Seller or Group Company. No receiver has been appointed in relation to any properties, assets or undertakings of any Group Company and no Group Company is insolvent.

2	Corporate information

2.6	The Shares and the Group Companies

2.6.1
The relevant Share Seller specified in Schedule 2 Part 1 is the sole legal and beneficial owner of the Shares sold by it in terms of this Agreement and has valid title to, the right to exercise all voting and other rights over, and the right to transfer to Purchaser, all of such Shares, free and clear of any Encumbrances. There are no Encumbrances on any of the Shares. There are no Encumbrances on any of the shares of the Subsidiaries.

2.6.2
In respect of each Company, the Shares specified in respect of the Company in column (3) of Schedule 2 Part 1 comprise the whole of the issued share capital of the Company and have been properly and validly issued and are each fully paid and non-assessable.

2.6.3
In respect of each Subsidiary, the shareholders specified in respect of the Subsidiary in the relevant sub-Paragraph of Paragraph 2 of Schedule 2 Part 1 are the sole legal and beneficial owners of the shares in the Subsidiary and have the right to exercise all voting and other rights over such shares.

2.6.4
In respect of each Subsidiary, the shares specified in respect of the Subsidiary in the relevant sub-Paragraph of Paragraph 2 of Schedule 2 Part 1 comprise the whole of the issued share capital of the Subsidiary, have been properly and validly issued and each are fully paid and non-assessable.

2.6.5
No Person has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, exchange, redemption, registration, sale or transfer, amortization or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, warrant, Contract or other arrangement (including conversion rights and rights of pre-emption). There are no outstanding or authorized stock appreciation or phantom stock, stock plans, or similar rights, with respect to any Group Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any of the Shares or shares of the Subsidiaries, and there are no dividends which have accrued or been declared but are unpaid on the Shares or shares of the Subsidiaries.

2.6.6
None of the Shares or the shares of the Subsidiaries have been issued in violation of (i) any provision of applicable Law, (ii) any of the Organizational Documents of any of the Share Sellers or any Group Company, or (iii) any judgment, decree or order of any Governmental Authority.

2.6.7
As of the Closing, no Group Company will have any direct or indirect subsidiaries or interests in any other Person, save the Subsidiaries indicated in Paragraph 2 of Schedule 2 Part 1, and no Group Company, directly or indirectly, will own or have the right or obligation to acquire any equity securities in any other Person.

2.7	Organizational documents, corporate registers and minute books

2.7.1
All of the Organizational Documents of each Group Company have been made available in the Data Room and all such Organizational Documents are true and accurate copies of the Organizational Documents of the Group Companies. There have not been and are not any breaches or violations by any Group Company of its Organizational Documents.

2.7.2
The registers and minute books required to be maintained by each Group Company under the Law of the jurisdiction of its incorporation, (i) are up-to-date, (ii) have been maintained in accordance with such Law and, (iii) contain proper records of all matters required to be dealt with in such books and records, in each case in all material respects.

2.7.3	All such registers and minute books are in the possession, or under the control, of the relevant Group Company or will be delivered to the Share Purchaser or Purchaser at Closing.

3	Accounts

3.1
The Accounts have been prepared in all material respects in accordance with IFRS and the notes ("notes to the special purpose financial statements") thereto. On that basis (i) the Accounts present fairly, in all material respects, the assets and liabilities of the Group as of June 30, 2012 and December 31, 2011, and the results of its operating activities and its identifiable cash flows for the six months ended June 30, 2012 and the year ended December 31, 2011, and (ii) for the relevant account periods none of the Group Companies has any Pre-Closing Liabilities that are not reflected or provided for in the Accounts. True and correct copies of the Accounts are set forth in Schedule 13.

3.2
The Group Companies maintain books and records reflecting their assets and liabilities and a system of internal accounting controls sufficient to allow for the preparation of financial statements in conformity with IFRS.

3.3
There are no agreements or arrangements between any Group Company, on one hand, and any member of Seller's Group (other than a Group Company), on the other hand, with respect to cost sharing, cost transfer, cost subsidies or other arrangements whereby costs, expenses or charges of any Group Company are borne or subsidized by any member of Seller's Group (other than a Group Company) and which costs, expenses or charges have been reflected in the Accounts.

4	Guarantees
Other than in the ordinary course of business, there is no outstanding Guarantee given by any Group Company or for the benefit of any Group Company.

5	Assets

5.1	Qualification
Each Group Company is qualified, licensed and registered, as required, to transact business in each jurisdiction in which the nature or conduct of its business or location of its property requires such qualification, license or registration, other than where the failure to be so qualified, licensed, registered or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Group Company.

5.2	Properties

5.2.1	In respect of each Group Company, the Data Room contains true, correct and complete lists of all Operating Facilities.

5.2.2
In respect of the owned Operating Facilities, the Group Company named as the owner is the legal and beneficial owner of such owned Operating Facilities and has good, valid and marketable title to such Operating Facilities. The owned Operating Facilities are registered in the competent real estate register for the benefit of the relevant Group Company where the relevant jurisdiction requires the registration of ownership regarding real estate. Each lease under which a Group Company leases any Operating Facility is valid, binding and enforceable and is in full force and effect. No Group Company has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights or interest in any leased Operating Facility.

5.2.3
No Operating Facility is subject to any Encumbrance other than Permitted Encumbrances. No Operating Facility is subject to any leases, subleases, or rights of occupancy, except the Operating Facility leases.

5.2.4
So far as Seller is aware, there is no outstanding written notice or dispute involving the relevant Group Company and any bona fide third party (including the lessor of any leased Operating Facility) as to the ownership, occupation or use of any Operating Facility which, if implemented or enforced, will have a material adverse effect on the Operations as at Signing.

5.2.5
So far as Seller is aware, there is no outstanding written notice or dispute as to any contravention of the relevant planning legislation or regulations in relation to each Operating Facility which will, if implemented or enforced, have a material adverse effect on the Operations as at Signing. So far as Seller is aware, there does not exist any actual or threatened or contemplated condemnation or eminent domain proceedings that affect any Operating Facility or any part thereof, and so far as Seller is aware Seller has not received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

5.2.6	With respect to any leased Operating Facility:

(a)
the relevant Group Company has a good, valid and existing leasehold interest in such Operating Facility pursuant to an enforceable lease or other agreements or contractual obligations to occupy and use the applicable Operating Facility; and

(b)
(i) so far as Seller is aware, there is no subsisting breach of any covenant, condition or agreement contained in the lease under which the Group Company holds its interest in the Operating Facility and (ii) no Group Company has received any written notice of default, termination or non-renewal under any such lease, except where such breach or default would not reasonably be expected to have a material adverse effect on the Operations as at Signing.

5.2.7
The Operating Facilities constitute all of the real property utilized by the Group Companies in the Operations. The current use and operation of the Operating Facility by the applicable Group Company, is (i) in compliance with in all material respects with all Laws, deeds, easements, restrictions, licenses, permits, leases (in the case of the leased Operating Facilities) and (ii) permitted by the terms of the leases (in the case of the leased Operating Facility). The zoning for each owned Operating Facility permits the presently existing improvements and the business presently being conducted thereon as a conforming use. So far as Seller is aware, neither Seller nor any Group Company has received any notice of any violation of any applicable zoning ordinance or other Law relating to the operation of any of the Operating Facilities. All of the Operating Facilities have legal access to public roads and are served by all utilities necessary for the lawful conduct of the Operations presently conducted thereon in all material respects.

5.2.8
All of the fixtures and improvements located at the Operating Facilities are in good operating condition having regard to the age thereof (ordinary wear and tear excepted) without structural defects, and all mechanical and other systems located thereon are in good operating condition having regard to the age thereof (ordinary wear and tear excepted) and, so far as Seller is aware, no condition exists requiring material repairs, alterations or corrections.

5.2.9
Each Operating Facility has legal and reasonably adequate access to storm and sanitary septic facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the carrying on of the Operations as currently conducted.

5.3	Ownership of assets
Each of those Moveable Assets which are used by the Group Companies and are material to the business of the Group Companies, other than Moveable Assets disposed of in the ordinary course of business:

(a)
is legally and beneficially owned by the relevant Group Company, except for assets which are subject to hire purchase or lease arrangements where the hire purchase or lease payments do not exceed USD 250,000 (two hundred and fifty thousand U.S. dollars) per year;

(b)	is, where capable of possession, in the possession or under the control of the relevant Group Company; and

(c)	is free from Encumbrances except for Permitted Encumbrances.

5.3.1	With respect to each of those Moveable Assets that are subject to lease arrangements, the relevant Group Company has a valid and binding leasehold or license interest in, such Moveable Assets.

5.4	Plant and machinery and other fixed assets
The plant and machinery, vehicles and other equipment and other assets owned, leased or used by Group Companies and material to the Operations are in satisfactory working order and repair having regard to their age and use.

5.5	Sufficiency of assets
The assets owned by, leased by, licensed to or otherwise used by the Group Companies comprise all the assets necessary for the carrying on of the Operations substantially in the manner in, and to the extent to which, such Operations are conducted as of Signing.

6	Intellectual Property and information technology

6.1	Ownership, authorized use

6.1.1
The Data Room contains a list of material Owned Group Intellectual Property that is the subject of a registration, or application for registration with any Governmental Authority (the "Registered Group Intellectual Property"). The Disclosure Letter provides a general description of material unregistered trademarks, service marks, trade names, corporate names and other source or business identifiers, trade dress and logos included within the Owned Group Intellectual Property. All registration, renewal and other maintenance fees in respect of the Registered Group Intellectual Property due prior to the Closing Date have been paid in full.

6.1.2
A Group Company has a right or license to use all Licensed Group Intellectual Property and, so far as Seller is aware, such rights and licenses are valid and enforceable. Seller's Group owns and possesses a right, title and/or interest in and to the Granted Group Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances. Upon consummation of the Transaction and, to the extent relating to Intellectual

Property, the Restructuring and the other transactions contemplated by this Agreement, a Group Company will have a valid right or license to use all Granted Group Intellectual Property. A Group Company owns and possesses all right, title and interest in and to the Owned Group Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances. Seller's Group owns and possesses all right, title and interest in and to the Transferred Group Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances, and upon consummation of the Transaction and, to the extent relating to Intellectual Property, the Restructuring and the other transactions contemplated by this Agreement, a Group Company will own and possess all the right, title and interest in and to the Transferred Group Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances.

6.1.3	The Group Intellectual Property (excluding the Licensed Group Intellectual Property) is:

(a)	so far as Seller is aware, valid and subsisting and not being infringed, misappropriated or opposed by any person; and

(b)
not licensed to a third party except (i) pursuant to a Permitted Encumbrance, (ii) under those licenses identified in the Disclosure Letter, (iii) in respect of Granted Group Intellectual Property that is contemplated to be non-exclusively licensed to Purchaser's Group (including the Group Companies after Closing) in connection with the IP Agreement or Schedule 25, (iv) in respect of Granted Group Intellectual Property that is contemplated to be exclusively licensed to Purchaser's Group (including the Group Companies after Closing) in connection with the IP Agreement or Schedule 25 to the extent that such third party licenses do not, and will not after Closing, significantly limit, hinder or adversely affect the Operations as conducted prior to the Closing Date.

6.1.4
So far as Seller is aware, the processes employed, the products manufactured or sold in the Operations and the Group Intellectual Property do not infringe or misappropriate any rights in Intellectual Property of any third party.

6.1.5
So far as Seller is aware, within the past 3 (three) years, neither Seller's Group nor any Group Company has been a party to any claim, nor is any claim threatened as of the Signing Date or pending against Seller's Group nor any Group Company: (a) based upon, or challenging or seeking to deny or restrict, the use or exploitation of any Group Intellectual Property, or (b) alleging that the use or exploitation of any of the Group Intellectual Property, the Operations, or products manufactured or sold by a Group Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property right of any third party.

6.1.6
Except as provided in this Agreement, the consummation of the Transaction, the Restructuring and the other transactions contemplated by this Agreement shall not alter, impair or extinguish any rights of the Group Companies or Seller's Group in the Group Intellectual Property.

6.1.7
The Licensed Group Intellectual Property and the Owned Group Intellectual Property, in combination with the Intellectual Property provided in the Transitional Services Agreement and the IP Agreement contains all of the Intellectual Property reasonably necessary for the carrying on of the Operations substantially in the manner in, and to the extent to which such Operations are conducted as of Signing.

6.2	Information technology
The computer information technology and data processing systems used by the Group Companies in the ordinary conduct of the Operations, including all software, systems, hardware, networks, interfaces, platforms and related systems are in good working condition, are of sufficient quality, capacity and processing power and are sufficiently protected to perform all computing, information technology and data processing operations necessary for the conduct of the business of the Group Companies. There have been no material failures or breakdowns or material security breaches in the 12 (twelve) months preceding the Signing Date with respect to information and data contained within, any computer hardware or software, or other computer or communication systems, used or licensed in relation to the Operations.

7	Contracts

7.1	Contracts
No Group Company is a party to or subject to any material Contract or obligation which is not in the ordinary course of business or is not on an arm's length basis.

7.2	Joint ventures and other cooperation arrangements
No Group Company is, or has agreed to become, a member of any joint venture, consortium, partnership, profit sharing or other association (other than a recognized trade association in relation to which the Group Company has no liability or obligation except for the payment of annual subscription or membership fees).

7.3	Agreements with connected parties

7.3.1
There are no existing Contracts between, on the one hand, any Group Company and, on the other hand, any member of Seller's Group (excluding the Group Companies) other than on normal commercial terms in the ordinary course of business.

7.3.2
No Group Company is party to any Contract with any current or former employee, director or officer of any such Group Company or any Person connected (as defined by applicable Law in the relevant jurisdiction) with any of such Persons, or in which any such Person is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.

7.4	Compliance with agreements

7.4.1
All the Contracts that are material to the Operations conducted at Closing (excluding any customer contract material to the Operations) to which any of the Group Companies is a party are valid and binding obligations of the parties thereto, enforceable against the applicable Group Company and, so far as Seller is aware, all other parties thereto in accordance with their respective terms, and the applicable Group Company is not in default under any of them nor, so far as Seller is aware, is any other party to any such material Contract (excluding any customer contract material to the Operations) in default thereunder.

7.4.2
So far as Seller is aware, no written notice of termination has been received as at Signing by any Group Company in respect of any material Contract (excluding any customer contract material to the Operations).

7.5	Effect of Transaction
So far as Seller is aware, the Transaction will not result in a breach of, or give any third party a right to terminate, or result in any Encumbrance under, any Contract to which any Group Company is a party and which is material to the Operations (excluding any customer contract material to the Operations) and is not otherwise terminable or will not otherwise terminate within six months after Signing.

8	Employees and employee benefits

8.1	Employees and terms of employment

8.1.1	The information disclosed in the Data Room contains details, in relation to each Group Company, of:

(a)	the total number of persons employed therein as per August 31, 2012 (with no changes outside the ordinary course of business having been made since that date);

(b)	all collective agreements affecting the terms of employment of any Employee; and

(c)	each share incentive or option arrangement, bonus scheme and profit sharing plan affecting any current or former employees,

directors, independent contractors or consultants of any Group Company.

8.1.2
No Group Company is a party to any written or employment, service or consulting Contract relating to any Senior Employee, except for written employment Contracts which are of indefinite term terminable by the applicable Group Company as provided under applicable Law and without any special arrangements or commitments with respect to the continuation of employment or payment of any particular amount payable upon termination of employment.

8.1.3
Except as disclosed in the Data Room, no Group Company is subject to any collective agreement with any labor union or employee association or has made any written commitment to or conducted negotiations with any labor union or employee association with respect to any future collective bargaining agreement. There is no certification or pending certification of any such union with regard to a bargaining unit.

8.1.4
The Group Companies operate and have operated for the 3 (three) years immediately prior to the date of this Agreement in material compliance with all labor and employment Laws applicable to the Group Companies, including but not limited to those Laws which relate to the terms and conditions of employment, applications for employment, salary, pay equity, overtime, minimum wages, compensation, hours of work, meal periods and rest breaks, equal employment opportunities, discrimination, harassment, retaliation, employee classifications, workers’ compensation, disability and unemployment insurance, immigration, cessation or termination of employment, the WARN Act and similar state and local Laws, collective bargaining, privacy, health and safety, and leaves of absence (collectively, "Labor and Employment Laws").

8.1.5
In the 3 (three) years immediately prior to the date of this Agreement, the Group Companies have properly classified all U.S. service providers as contractors and all U.S. Employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, and under other applicable federal, state, tax, and other Laws. There has been no "mass layoff" or "plant closing" (as defined by the WARN Act and similar state and local Laws) with respect to any of the Group Companies within the 3 (three) years prior to Closing.

8.2	Termination of employment

8.2.1	As at Signing, no member of Seller's Group has received any written notice of resignation from any Senior Employee.

8.2.2	Save as provided for in the Accounts and so far as Seller is aware, no material liability which remains to be discharged has been incurred by any Group Company for:

(a)	breach of any Contract of employment with any Employee; or

(b)	breach of any statutory employment right or applicable employment and labor Laws.

8.2.3
Save as provided for in the Accounts, in the last 12 (twelve) months no Group Company has made or agreed to make any material payment or agreed to provide any material benefit to any Employee or former employee employed by the relevant Group Company or to any dependent of such Employee or former employee, in connection with the actual or proposed termination or suspension of employment of any such Employee or former employee.

8.3	Employment and Industrial disputes

8.3.1
So far as Seller is aware, no claim with respect to any Labor and Employment Law is now pending or has been asserted or threatened by any person or governmental entity, with respect to current or former employees of the Group Companies, except as disclosed in the Data Room.

8.3.2
As of the date hereof: (a) no Group Company is involved in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim with any trade union or other body representing employees or former employees of any Group Company; (b) there is no labor strike, lockout, picket, slowdown, stoppage or other labor dispute pending against or, to the knowledge of Seller, threatened against any of the Group Companies; (c) as far as Seller is aware there is no activity or proceeding of any labor union to organize any employees of any of the Group Companies pending against or, to the knowledge of Seller, threatened against any of the Group Companies; and (d) there are no unfair labor practice charges or complaints pending against any of the Group Companies before the National Labor Relations Board or any other governmental entity.

8.4	Benefit Arrangements

8.4.1
The documents disclosed in the Data Room contain certain details of all material Benefit Arrangements related to retirement, except for Benefit Arrangements related to retirement to which any of the Group Companies contribute and which were established pursuant to any Law, and separately identifies those Benefit Arrangements that are Company Arrangements.

8.4.2
With respect to each material Benefit Arrangement, Seller has delivered or made available in the Data Room to Purchaser true and correct copies of (i) each written plan document or agreement and all amendments thereto (or a written description of any material Benefit Arrangement that is not set forth in a written document), (ii) all related trust or funding documents, (iii) the most recent summary plan description together with the most recent summary of material modifications thereto, if any, (iv) the most recent annual report (Form 5500, AIRs, AISs and all schedules and financial statements attached thereto), if any, (v) the most recent actuarial reports for any Benefit Arrangement that is a defined benefit pension plan, (vi) the most recent ASC

715 reports, if any, and (vii) all material correspondence to or from any Governmental Authority received in the last year.

8.4.3
The Benefit Arrangements are in substantial compliance with, and have been managed in accordance with, their terms, and collective bargaining agreements and with the Law and government Taxation or funding requirements in all material respects. Each Benefit Arrangement that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Benefit Arrangement for which determination letters are currently available, and to the knowledge of Seller, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such plan or the exempt status of any such trust. There are no governmental audits or investigations pending or, to the knowledge of Seller, threatened in connection with any Benefit Arrangement.

8.4.4
None of the Benefit Arrangements are subject to Title IV of ERISA or are a "multiemployer plan" as defined in Section 3(37) of ERISA (a "Multiemployer Plan") or a "multiemployer pension plan" or a registered pension plan under applicable Canadian or provincial Law and, within the last six years, neither Seller, the Group Companies nor any of their ERISA Affiliates has sponsored, maintained or contributed to such Title IV plan or Multiemployer Plan. No Benefit Arrangement that is subject to Title IV of ERISA has failed to satisfy the "minimum funding standard" (as defined in Section 412 of the Code) applicable to such Benefit Arrangement and Seller and the Company have paid all premiums (and interest charges and penalties for late payments, if applicable) due the PBGC with respect to each Plan subject to Title IV of ERISA for which such premiums are required and has made all required filings with the PBGC for each such Plan.

8.4.5
With respect to any Multiemployer Plan or Canadian registered pension plan, all contributions have been made as required by the terms of the plans, the terms of any collective bargaining agreements and applicable Law and none of Seller or the Group Companies or any of their Subsidiaries, nor any of their ERISA Affiliates, has received notice of any outstanding claim or demand for withdrawal liability or material partial withdrawal liability, notice of a requirement to make increased material contributions or notice that any such plan is, or is expected to be, insolvent, in reorganization or in endangered or critical status, within the meaning of Title IV or Section 305 of ERISA or any Canadian Governmental Authority.

8.4.6
So far as Seller is aware, there have been no improper withdrawals, applications or transfers of assets from any Benefit Arrangement or the trusts or other funding media relating thereto that remain outstanding and unremedied, and none of Seller, or to the knowledge of Seller, any Group Company nor any of their respective agents has been in breach of any fiduciary obligation with respect to the funding or administration of the Benefit Arrangements.

8.4.7
No insurance policy or any other Contract or agreement affecting any Benefit Arrangement sponsored or maintained by any of the Group Companies requires or permits a retroactive increase in premiums or payments due thereunder, or requires additional premiums or payments on termination of the Benefit Arrangement or any insurance policy, Contract or agreement relating thereto.

8.4.8
So far as Seller is aware, no step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could be reasonably expected to result in any Benefit Arrangements having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material amount of Tax or penalties under applicable Laws. Where any Benefit Arrangements have been partially or fully terminated or wound-up, all assets, including any surplus, attributable to such partial or full termination or wind-up has been fully distributed in accordance with all applicable Laws or where such distribution of assets is pending, the amount of any surplus attributable to such partial or full termination or wind-up together with the date as of which such amount is determined is disclosed in the Disclosure Letter. So far as Seller is aware, no transactions requiring Governmental Authority approvals are pending in relation to the Benefit Arrangements.

8.4.9
Neither the negotiation, execution and delivery of this Agreement, nor the consummation of the Transaction will, either alone or in combination with another event (A) result in any material payment becoming due to any employee or former employee or group of Employees or former employees of any Group Company or any Subsidiary; (B) increase any benefits otherwise payable to any Employee or former employee of any Group Company under any Benefit Arrangement; (C) result in the acceleration of the time of payment or vesting of any such rights or benefits; or (D) otherwise result in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code with respect to a current or former employee of any Group Company or any Subsidiary.

8.4.10
Except as set forth in the Data Room, neither Seller, the Group Companies nor any of their Subsidiaries sponsors or has sponsored any Benefit Arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Group Companies or any of their Subsidiaries, except as required by Section 4980B of the Code or other Law.

8.4.11
So far as Seller is aware, there are no material actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, grievances, arbitrations or other proceedings pending or threatened in respect of any of the Benefit Arrangements or their assets and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any legal action, suit, trial, investigation, legal grievance, arbitration or other proceedings.

9	Legal compliance

9.1	Licenses and consents
All licenses, permits, consents, authorizations, certificates and registrations material to the Operations as at Signing, excluding Environmental Permits (in respect of which Paragraph 10 applies) have been obtained, are in full force and effect and are being complied with in all material respects. No material violations are or have been recorded in respect of any such permit and no material proceeding is pending or, so far as seller is aware, threatened to suspend or revoke any permit.

9.2	Compliance with Law

9.2.1	Each Group Company is (and has been at all times during the past 3 (three) years) conducting the business of the Group in all material respects in compliance with applicable Law.

9.2.2
There is not any charge, investigation, inquiry or disciplinary proceeding with respect to a violation of applicable Law, or any order, decree, decision or judgment of any court, tribunal, arbitrator or Governmental Authority outstanding against any Group Company or any Person for whose acts or defaults it may be vicariously liable, except as would not reasonably be expected to have a material adverse effect on the Operations as at Signing.

9.2.3
No Group Company has received any written notice during the past 12 (twelve) months from any Governmental Authority with respect to a violation and/or failure to comply with any applicable Law or requiring it to take or omit any action, except as would not reasonably be expected to have a material adverse effect on the Operations.

9.2.4
In the last 3 (three) years, no Group Company nor any of its directors, officers, employees or agents has (i) made or offered any payment or given anything of value to any officials or employees of any Governmental Authority or any political party or candidate for political office or to any other Person, (A) while knowing or having reason to know that money or something of value may be offered, given or promised, directly or indirectly, for the purpose of influencing any action or decision, inducing a Person to use his or its influence with any Governmental Authority to affect or influence any act or decision, securing any improper advantage, (B) in violation of any applicable Law, or (C) where such payment would constitute a bribe, kickback or illegal or improper payment to assist any Group Company in obtaining or retaining business for, or with, or directing business to, any Person, (ii) made or offered any payment or given anything of value to customers, distributors or dealers for the sharing of fees or to customers, distributors, dealers or suppliers for rebating of charges, or (iii) engaged in any reciprocal practices, or paid any consideration to purchasing agents or other Representatives of customers in respect of sales made or to be made by any Group Company in violation of any applicable Law. To the extent required by law, the Group Companies have made all payments to customers, consultants and similar Persons and entities by check delivered or mailed to such third parties’ principal place of business or by wire transfer to a bank account of each such Person.

10	Environment

10.1	For the purposes of this Paragraph 10:
"Environment" means any or all of the following media (alone or in combination): air; water (including water under or within land); soil, sediment and land and any ecological systems and living organisms supported by these media;
"Environmental Authority" means any Governmental Authority having jurisdiction to determine or enforce any matter arising under Environmental Law;
"Environmental Law" means all Law of any relevant jurisdiction in force at or before Signing whose purpose is to protect or prevent pollution of the Environment, to impose liability for the cost of any Remediation of the Environment or to compensate for any injury to the Environment, or to regulate Releases of Hazardous Substances into the Environment, or to regulate or impose liability with respect to the use, generation, manufacture, treatment, storage, burial, disposal, distribution, transport or handling of or exposure of any individual to or to protect human health and safety with respect to Hazardous Substances;
"Environmental Permit" means any license, permit, consent, authorization, certificate, registration, identification number, and exemption which is issued, granted or required under Environmental Law;
"Hazardous Substances" means any chemicals, materials, radiation, wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapor) which is regulated, listed or defined under any Environmental Law or capable of causing harm or damage to the Environment;
"Release" means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the Environment;
"Relevant Period" means the 3 (three) year period immediately before the Effective Time;
"Remediation" means any investigation, clean-up, removal action, remedial action, restoration, repair, abatement, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the actual or suspected Release of Hazardous Substances.

10.2
Each Group Company is conducting and has conducted during the Relevant Period its business and Operations in material compliance with Environmental Law, except with respect to matters that are fully and finally resolved without any further Liability to any Group Company.

10.3
Each Group Company has obtained and maintains all Environmental Permits required to operate the business of such Group Company as currently operated, and all such Environmental Permits are in force and have been complied with in all material respects except with respect to matters that have been fully and finally resolved without any future Liability to any Group Company, (b) none of the Environmental Permits require consent to remain in full force and effect following consummation of the transactions contemplated hereby.

10.4
Except for notices received more than 3 (three) years before the Effective Time or that address matters that have been fully and finally resolved without further Liability to the Group Company, no Group Company has, at Signing, received any written notice of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit concerning a contravention of or Liability under Environmental Law or Environmental Permits, and, as far as Seller is aware, no such notice has been threatened.

10.5
Except for notices received more than 3 (three) years before the Effective Time or that address matters that have been fully and finally resolved without further Liability to the Group Company, neither Seller nor any Group Company has received written notice (i) during the Relevant Period (A) prior to the Signing Date, that an Environmental Authority has threatened or is intending to revoke or suspend any Environmental Permits or (B) between Signing and Closing, that an Environmental Authority is intending to revoke or suspend any Environmental Permits as a result of a contravention of Environmental Law or (ii) during the Relevant Period (A) prior to the Signing Date, that any material amendment to any Environmental Permit is required to enable the operations of the Group to continue as currently operated or (B) between the Signing and the Closing, that as a result of a contravention of Environmental Law or Environmental Permits, any material amendment to any Environmental Permit is required to enable the Operations of the Group to continue as currently operated.

10.6
Seller has made available to Purchaser in the Data Room copies of all material third party environmental reports in the possession or control of Seller or any Group Company that relate to any Group Company’s compliance with Environmental Laws during the last 3 (three) years or the environmental condition of any of the Operating Facilities.

10.7
So far as Seller is aware, none of the Operating Facilities and no property to which Hazardous Substances originating on or from such properties or the businesses or assets of any Group Company has been sent for treatment or disposal, is listed or proposed to be listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability

Information System or on any other governmental database or list of properties that may or do require Remediation under Environmental Laws and as far as Seller is aware no Group Company has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location such that it is or could be subject to material Liability for Remediation of such location.

11	Anti-competitive agreements and practices

11.1
So far as Seller is aware, no Group Company is a party to any agreement which is material to the Operations and which is the subject of written notice received by any member of Seller's Group from any relevant regulatory authority that it (i) is unenforceable or void or (ii) renders the Group Company that is party thereto liable to civil, criminal or administrative proceedings, in either case by virtue of any anti-trust or similar legislation in any jurisdiction in which any Group Company carries on business.

11.2	So far as Seller is aware, no Group Company is a party to any agreement, practice or arrangement which in whole or in part contravenes the Sherman Act or any other Competition Laws.

12	Litigation

12.1
No Group Company is involved whether as claimant or defendant or other party in any judicial, administrative or arbitration suit, claim, proceeding, litigation, prosecution, investigation or enquiry (other than as claimant in the collection of debts arising in the ordinary course of its business) which involves claims in excess of USD 1,000,000 (one million U.S. dollars). None of such suits, claims, proceedings, litigations, prosecutions, investigations, or enquiries, if determined adversely to the relevant Group Company, reasonably would be expected, individually or in the aggregate to have a material adverse effect on the Operations.

12.2
So far as Seller is aware, no such judicial, administrative or arbitration suit, claim, proceeding, litigation, prosecution, investigation, enquiry or arbitration of material importance to the Operations is threatened against any Group Company.

12.3
So far as Seller is aware, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, Governmental Authority or arbitration tribunal against or involving any Group Company, and no Group Company is or has been in default with respect to any decree, injunction or other order of any Governmental Authority or arbitration tribunal.

13	Insurance

13.1	The insurances of the Group Companies material to the Operations as at Signing have been disclosed in the Data Room.

13.2
In respect of the insurances referred to in Paragraph 13.1, all such policies and binders are in full force and effect and insure against risks and liabilities to the extent and in the manner deemed appropriate and sufficient by Seller and Seller has not received any written notification that such insurances are not valid or enforceable. So far as Seller is aware, (i) no Group Company has received or given a notice of cancellation or non-renewal with respect to any such policy and (ii) no insurer under any such policy has generally disclaimed liability thereunder or indicated any intent to cancel or not renew any such policy or generally disclaim liability thereunder.

13.3
Details of all outstanding insurance claims in excess of USD 500,000 (five hundred thousand U.S. dollars) and or EUR 500,000 (five hundred thousand Euro) and of all insurance claims in excess of USD 500,000 (five hundred thousand U.S. dollars) and or EUR 500,000 (five hundred thousand Euro) made during the past 3 (three) years preceding the Signing Date have been disclosed in the Data Room. So far as Seller is aware, there is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy with respect to any of such claims.

13.4
So far as Seller is aware, no Group Company is in default with respect to any provision contained in any such policy or binder and has not failed to give any material notice or present any material claim under any such policy in due and timely fashion.

14	Products

14.1
During the 12 (twelve) month period prior to the Signing Date, no individual claims of more than USD 500,000 (five hundred thousand U.S. dollars) have been made against any Group Company in respect of any products which have been manufactured or sold by any Group Company.

14.2
So far as Seller is aware, during the past 3 (three) year period prior to the Signing Date, no product manufactured or sold by any Group Company or their affiliates has been the subject of any recall or similar action instituted by any Governmental Authority or as a result of any requirement of applicable Law or undertaken by any Group Company or their affiliates on a voluntary basis or upon a customer request.

15	Tax

15.1
All income Tax Returns and all other material Tax Returns required to be filed with any Tax Authority on or before the Effective Time by, or with respect to, any Group Company or its assets have been duly and timely filed on or before the Effective Time. To the knowledge of Seller, the Group Companies have fully and timely paid all material Taxes (whether or not shown on such Tax Returns) due and payable (including all installments and prepayments of Tax as required by applicable law), or, where Taxes are not yet due, have made adequate provision for such material Taxes in the relevant financial statements in accordance with IFRS. To the knowledge of Seller, the Group Companies have not waived any statute of limitations in respect of any Taxes. Tax Returns that have been filed are true, correct and complete in all material respects.

15.2
The income Tax liability of or with respect to each Group Company has been assessed by the appropriate Tax Authorities for all taxable years ending on or prior to December 31, 2011 and, to the knowledge of Seller, there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by or with respect to any Group Company or the examination of any Tax Return or the levying of any assessment by any jurisdiction or Tax Authority with which any Tax Return of or with respect to any Group Company has been filed. No Person has been granted any power of attorney that is currently in force with respect to any income Tax matter of any Group Company or Subsidiary.

15.3
The Group Companies have made (or have had made on their behalf) all required Tax Deductions or Tax collections in connection with amounts paid to or by any Person, employee, independent contractor, creditor or other third party and have paid or remitted the same to the proper Tax Authority or other receiving authority on a timely basis as required by Law.

15.4
No deficiency for any material amount of Tax has been asserted or assessed by any Tax Authority in writing against or with respect to any Group Company, except for deficiencies which have been satisfied by payment, settled or been withdrawn, and except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with IFRS. To the knowledge of Seller, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Group Company or any member of Seller's Group in respect of Taxes or Tax Liability of or with respect to any Group Company. To the knowledge of Seller, no material item of income, gain, loss, deduction or credit of a Group Company is under current examination by any Tax Authority. To the knowledge of Seller, no audit or other proceeding by any Tax Authority is pending or threatened in writing with respect to any material amounts of Taxes due from or with respect to any Group Company. No jurisdiction or Tax Authority in or with which any Group Company does not file a Tax Return has alleged that such Group Company is required to file such a Tax Return. The terms and conditions of the Note reflect market rates that would have been available on an arms-length basis to Akzo Nobel Canada Inc. as borrower on May 30, 2006. As far as Seller is aware, no Tax Authority has required, made, or attempted to make, any adjustment for Tax purposes in relation to the Note.

15.5	To Seller's knowledge, there are no Encumbrances other than Permitted Encumbrances for any Taxes against any interest in or any asset of a Group Company.

15.6
No Group Company is a party to any agreement or arrangement (whether written or otherwise) relating to the apportionment, sharing, indemnification, assignment, assumption, or allocation of any Taxes to which it will have any obligation to make any payment on or after the Closing Date.

15.7
To the knowledge of Seller, there is no request pending with respect to a private letter ruling or technical advice memorandum (or any similar request) from any Tax Authority with respect to any Group Company.

15.8	Akzo Nobel Coatings Inc. is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code.

15.9
Akzo Nobel Paints LLC shall be treated as a disregarded entity for U.S. federal income Tax purposes (and not, for the sake of clarity, as an association taxable as a corporation for U.S. federal income tax purposes) at all times through and including the Effective Time.

15.10
No Canadian Group Company has ever participated in any transaction that is a "reportable transaction" (as defined for purposes of draft section 237.3 of the Tax Act) or that is subject to the provisions of any similar federal, provincial or foreign Tax Law (including for greater certainty, the provisions regarding aggressive tax planning described in the sections 1079.8.5 or 1079.8.6 of the Taxation Act (Quebec)).

15.11	Each Group Company has made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any underpayment penalties.

15.12
Each Group Company has provided to Purchaser in the Data Room a true copy of all income Tax Returns filed by the Group Company (or any subsidiary thereof) in respect of their fiscal years ended December 31, 2010 and 2011.

15.13
No facts, circumstances or events exist or have existed that have resulted or may result in the application of any debt forgiveness, debt parking or property seizure provisions to any Group Company under any applicable Tax Law.

15.14
No Canadian Group Company has made in the four years preceding the Signing Date an election for deferral of Taxes in circumstances where the amount elected as the transferor's proceeds of disposition and the acquiror's cost of disposition for purposes of federal Tax is different from the amount elected for purposes of provincial or territorial Tax.

15.15	No Canadian Group Company has an interest in any partnership or in a joint venture in respect of which it has reported income and loss on the basis that the joint venture had its own fiscal period.

15.16	No Canadian Group Company has made an election to report its Canadian tax results in a currency other than the currency of Canada.

15.17	As at Signing, Akzo Nobel Paints (Puerto Rico) Inc. is an eligible beneficiary of, and enjoys a Puerto Rico Tax Exemption Grant and the PRIDCO Incentives.

15.18
None of the Shares is "taxable Canadian property" within the meaning of the Income Tax Act (Canada). None of the Shares derives, and none of them has at any time within the past 60 months derived, more than 50% of its fair market value directly or indirectly from or from any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Income Tax Act (Canada)), (iii) timber resource properties (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law, a right in, property described in any of (i) to (iii), whether or not the property exists.

15.19
So far as Seller is aware, no Group Company will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period beginning after the Effective Time as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) deferred gains arising prior to the Closing Date or (v) a "closing agreement" as described in Section 7121 of the Code or any corresponding or similar provision of state, local or foreign income Tax law executed on or prior to the Closing Date.

15.20
No Group Company has (i) participated in any "tax shelter" within the meaning of Section 6662 of the Code (or any U.S. state or local analogue); (ii) at any time, engaged in or entered into a " reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b) (or any U.S. state or local analogue); (iii) been required to file IRS Form 8275 or 8275-R or any predecessor or successor thereof (or any U.S. state or local analogue); or (iv) been a "material advisor" as defined in Section 6111(b) of the Code (or any U.S. state or local analogue).

16	Events since June 30, 2012

16.1
Between June 30, 2012 and Signing there has been no (i) material adverse change in the financial position of the Group, other than a change affecting or likely to affect all companies carrying on similar business in the countries in which the Group carries on business or (ii) action taken as described in Schedule 20 under (a) through (n), (q) through (u), (v)(i) and (w) through (z) of this Agreement which, had such action occurred after the date of this Agreement, without the consent of Purchaser, would be in violation of such Paragraph 5.2 of this Agreement.

16.2
Between June 30, 2012 and Signing the business of the Group has been carried on as a going concern in the ordinary course without any material interruption or material alteration in its nature, scope or manner.

16.3	Since June 30, 2012 no Group Company has declared, made or paid any dividend or other distribution to its members or shareholders, as applicable.

17	Customer Relations
As of Signing, so far as Seller is aware, (i) no customer (or former customer) material to the Operations has during the last 12 months prior to Signing cancelled or terminated its relationship with the Group or materially decreased its usage or supply of products or services of the Group Companies, and (ii) the Group Companies have not received from any customer material to the Operations written notice that such customer intends to terminate its relationship with the Group

18	International Trade Laws and Regulations

18.1
(i) Each Group Company and its Representatives are currently, and have been, in material compliance with all applicable International Trade Laws and Regulations and (ii) there have not been and are no written claims, investigations or proceedings pending (or to Seller's knowledge threatened) between a Group Company and any Governmental Authority under any of the International Trade Laws and Regulations.

18.2	So far as Seller is aware, each Group Company is in material compliance with all applicable Laws relating to export control and trade embargoes.

19	No broker
No broker, finder, agent or similar intermediary has acted for or on behalf of Seller or the Group Companies in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Seller or the Group Companies or any action taken by Seller or the Group Companies.

20	Disclosure of information
The following information has been collated by Seller in good faith, and Seller has not knowingly included any matter which is untrue or knowingly omitted any matter the omission of which would make the contents untrue or inaccurate in any material respects:

(a)	all disclosures made pursuant to Paragraph 2 of the Disclosure Letter;

(b)	all information made available in the Data Room; and

(c)	all information provided during the management presentations on September 11-12, 2012 and November 1, 2012, and the site visits on September 11-13, 2012 and September 19, 2012.

For the avoidance of doubt, the foregoing statements in no way limit, restrict or otherwise qualify the representations and warranties made in this Schedule 12.

Part 4    Warranties of Purchaser

1	Authority and capacity

1.1	Purchaser and each Share Purchaser is validly existing and is a company duly incorporated and in good standing under the Laws of its jurisdiction of incorporation.

1.2
Purchaser has the full power and authority to enter into, execute, deliver and perform this Agreement and any other documents to be executed by Purchaser pursuant to or in connection with this Agreement and to consummate (and cause each Share Purchaser to consummate) the transactions contemplated hereunder and thereunder. This Agreement and any other documents to be executed by Purchaser pursuant to or in connection with this Agreement, when executed, will constitute valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

1.3
Each Share Purchaser has taken or will have taken by Closing all corporate action required by it to authorize it to perform its obligations in accordance with this Agreement and any other documents to be executed pursuant to or in connection with this Agreement and no other proceedings on the part of Purchaser are necessary to authorize this Agreement or any other documents to be executed by Purchaser pursuant to or in connection with this Agreement or to consummate the transactions contemplated hereunder and thereunder. Any document to be executed by a Share Purchaser pursuant to or in connection with this Agreement, when executed, will constitute valid and binding obligations of such Share Purchaser enforceable against such Share Purchaser in accordance with their respective terms.

1.4
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Share Purchaser. No resolution has been proposed or passed for the dissolution of any Share Purchaser and no meeting has been convened nor any written resolution circulated concerning the dissolution of any Share Purchaser. No receiver has been appointed in relation to any properties, assets or undertakings of any Share Purchaser and no Share Purchaser is insolvent.

1.5	Each of Purchaser and Share Purchaser of Akzo Nobel Canada Inc. is an accredited investor, within the meaning of National Instrument 45-106 (Canada).

2	Certainty of funds
Purchaser will be readily able to pay the Estimated Purchase Price and the Note Purchase Price at Closing in accordance with Clause 6.2.1 of the Agreement.

3	Consents
Except for the Competition Act Clearance, the Investment Canada Act Clearance, the HSR Act Clearance and the Other Anti-trust Approvals, no consent, approval, waiver or authorization is required to be obtained by Purchaser, from, and no notice or filing is required to be given by Purchaser to or made by Purchaser with, any Governmental Authority in connection with the execution and performance by Purchaser of this Agreement, other than in all cases where the failure to obtain such consent, approval, waiver or authorization, or to give or make such notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay Purchaser's ability to perform its obligations hereunder.

4	Non-contravention
The execution and performance by Purchaser of this Agreement and the completion of the Transaction do not and will not (i) violate any provision of the charter, articles of association or other Organizational Documents of Purchaser and (ii) violate or result in a breach of or constitute a default under any Law to which Purchaser is subject.

5	No broker
No broker, finder, agent or similar intermediary has acted for or on behalf of Purchaser in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Purchaser or any action taken by Purchaser.

Schedule 19    Environmental Indemnity

1	Definitions

1.1	For the purposes of this Schedule 19:
"Current Use" means, with respect to each Operating Facility, the current use of such Operating Facility at Closing;
"Environmental Claim" means (a) any written claim, demand, legal action, complaint, order, directive, legal proceeding, or governmental notice of potential responsibility, issued or made by any Regulatory Authority (including enforcement notices or proceedings or governmental information requests) or by any third party against the Group Companies or Purchaser with respect to Environmental Laws or Release of Hazardous Substances, including any contamination of soils, sediments, ground water, or surface water (which, for the avoidance of doubt, includes any migration of a Release of Hazardous Substances or contamination, and any breakdown products originating from such Release or contamination or any subsequent migration thereof), in connection with any Non-Operating Facility, Former Facility or any Off-Site Location (except to the extent arising from a Group Company’s use of the Off-Site Location after the Closing), or any Pre-Closing Environmental Condition in relation to any Operating Facility, and (b) any Losses with respect thereto, including Losses incurred in defending, disputing, litigating, settling or otherwise resolving any of the foregoing.
"Environmental Costs" means costs (including reasonable legal costs and reasonable experts' and consultants' fees) incurred in undertaking cost-effective measures: reasonably required (i) under Environmental Laws; (ii) as a response to a reasonably anticipated risk of off-site migration: or (iii) to address an imminent and substantial threat to human health or the environment, (together: the "Remediation Triggers") to respond to, address, mitigate or resolve a Pre-Closing Environmental Condition, including (a) the costs of conducting Remediation (which may include the use of risk assessments, institutional controls and deed restrictions where commercially reasonable), (b) preventing or limiting enforcement actions, third party claims or penalties and (c) Losses sustained by Purchaser or a Group Company with respect to a Pre-Closing Environmental Condition. Environmental Costs also include any costs related to a Pre-Closing Environmental Condition approved in writing by Seller. Environmental Costs shall not include any (i) Remediation costs to the extent not incurred to achieve cleanup standards applicable to the Current Use of the property (except to the extent such standards are modified by appropriate risk assessments or institutional controls), (ii) Purchaser's internal costs, (iii) any costs to the extent arising out of Purchaser's own negligence or willful misconduct, and (iv) any damages to the extent arising out of Purchaser's actions that exacerbate environmental conditions disclosed in writing by Seller to Purchaser or which are otherwise actually known by Purchaser at the time Purchaser undertakes such actions.
"Existing Environmental Reports" means all environmental assessments, reports, audits and other material documents in the possession or under the control of Seller or the Group Companies to the extent that they relate to the prior or current uses at or environmental condition of any Operating Facilities, Non-Operating Facilities or to the any Group Companies’ compliance with Environmental Laws.

"Former Facilities" means any facilities or real properties previously but not currently owned, operated or leased by any Group Company or any predecessor of a Group Company.

"NFA" shall have the meaning set forth in Paragraph 3.3(b) of this Schedule 19.
"Off-Site Location" means any off-site location to which Hazardous Substances created by any Group Company or for the benefit any Group Company were shipped for handling, treatment, storage and disposal prior to the Closing Date.
"Operating Facilities" means the facilities owned, operated or leased by any of the Group Companies at Closing, excluding the Non-Operating Facilities.
"Regulatory Authority" means any agency of a national, federal, state or local government, its subdivisions or a supranational authority.
"Pre-Closing Environmental Condition" means any Release of Hazardous Substances, and any contamination of soils, sediments, ground water, or surface water, existing, initiated or occurring prior to Closing, which, for the avoidance of doubt, includes any pre- or post-Closing migration of a pre-Closing Release of Hazardous Substances or contamination, and any breakdown products originating from such pre-Closing Release or contamination or any subsequent migration thereof.

2	Existing Environmental Reports
Within 30 (thirty) calendar days of Signing and prior to the Closing Date, Seller shall provide Purchaser with complete copies of any of the Existing Environmental Reports that are not included in the Data Room.

3	Environmental Indemnity

3.1
Subject to Clause 10.4 of this Agreement and the other provisions of this Schedule 19, Seller shall indemnify, defend, release and hold harmless the Purchaser Indemnified Parties from and against any and all Environmental Costs and Environmental Claims, except to the extent that:

(a)
the Environmental Costs arose out of: (i) the excavation of soil, demolition of buildings or other actions (including, for the avoidance of doubt, voluntary remediation) carried out by or on behalf of Purchaser or the Group Companies after the Closing, (ii) any closure, decommissioning or cessation of activities of or at the Operating Facilities after the Closing, or (iii) any action by Purchaser or any of the Group Companies after the Closing that has the effect of triggering an Environmental Claim, except to the extent that any of the foregoing (i) and (iii) are undertaken: (A) as a reasonably required response to a reasonably anticipated risk of off-site migration; or (B) as a commercially reasonable response to (w) a bona fide third party claim or a judgment rendered in favor of a third party against Purchaser or the Group Companies; (x) the requirements of any Law or the order or decree of, or an enforcement action brought by, a Governmental Authority; (y) an unsolicited demand or requirement by a Governmental Authority; or (z) an imminent and substantial threat to human health or the environment; and

(b)
the relevant Environmental Cost or Environmental Claim, as applicable, is the result of a change from the Current Use of the relevant premises or a change in Environmental Law, in each case after Closing.

3.2
Subject to Clause 10.4 of this Agreement and the other provisions of this Schedule 19, Seller's liability pursuant to Paragraph 3.1 shall be limited to the following percentage of the related Losses for the relevant Environmental Claim or Environmental Cost:

(a)	with respect to Non-Operating Facilities, Former Facilities, or Offsite Locations, 100%

(b)
with respect to Pre-Closing Environmental Conditions, Environmental Costs or Environmental Claims disclosed in the Data Room, in the Disclosure Letter or pursuant to Paragraph 2 of this Schedule 19, 100%; and

(c)
with respect to Operating Facilities, a percentage determined, based upon the date of receipt by Seller of Purchaser's notice setting out its claim under Paragraph 3.1 in sufficient detail, in accordance with the following schedule:

(i)	Claims noticed in years 1 through 3 after Closing: 90%

(ii)	Claims noticed in year 4 through 10 after Closing: 75%
It is acknowledged and agreed by the Parties that the applicable percentage shall remain constant until the matter is finally resolved.

3.3	With respect to indemnification for Environmental Claims and Environmental Costs:

(a)	Upon the 10th (tenth) anniversary of Closing, Seller’s obligations under this Schedule 19 shall terminate and cease other than for claims noticed under Paragraph 3.1 prior thereto.

(b)
Upon completion of the Remediation with respect to any Pre-Closing Environmental Condition as evidenced by (i) a "no further action letter" or similar approval by a Regulatory Authority ("NFA") (which completion includes any Remediation required by the NFA) in jurisdictions where such NFAs are customarily issued; or (ii) in Ontario, Canada, the filing of a Record of Site Condition or in Quebec, Canada, an expert’s certification that work necessary for the implementation of a Rehabilitation Plan approved by the Regulatory Authority has been carried out or remediation has been completed in accordance with Environmental Laws; or (iii) in jurisdictions or circumstances where NFAs are not customarily issued, a certification by the environmental consultants conducting the Remediation, in form and substance reasonably acceptable to Purchaser, that the Remediation has been completed as reasonably required by Environmental Laws or to achieve cleanup standards applicable to the Current Use of the property (unless such standards are modified by appropriate risk assessments or institutional controls), Seller shall have no further responsibility for Remediation of such Pre-Closing Environmental Condition, including any new or additional costs, damages or penalties arising from any change in any Environmental Law, changes in plant configuration or new information with respect to the Pre-Closing Environmental Condition. For the avoidance of doubt, nothing in this Paragraph 3.3(b) shall in any way limit Seller’s obligations to Purchaser or the Group Companies with respect to (x) Environmental Costs incurred prior to the issuance of the NFA, or (y) Environmental Claims arising from the Pre-Closing Environmental Condition that was the subject of the NFA (e.g., tort claims or cost recovery claims by neighbors, claims for natural resource damages) made within the survival period referenced in Paragraph 3.5.

3.4
    For the avoidance of doubt, any and all Environmental Costs paid by Seller pursuant to this Schedule 19 shall be credited against the amount of Seller's maximum liability as envisaged in Clause 10.4 of this Agreement.

3.5
The right of the Purchaser Indemnified Parties to make claims under the Environmental Indemnity shall survive the Closing until the 10th (tenth) anniversary of the Closing Date; provided that if the foregoing time limitation exceeds the relevant statutory period which would otherwise apply, such aforesaid time limitation shall continue to apply, without regard to any statute of limitations or claims or defenses of laches, estoppel or any other defense concerning the timeliness of a civil action, which Seller hereby waives.

3.6
Seller shall have the right, but not the obligation, to assume control of the defense of any third party claim relating to any Environmental Claim or Environmental Cost in accordance with and subject to the terms, conditions and procedures set forth in Clause 11.4.

3.7
Without limiting the provisions of Paragraph 3.6, Seller shall have the right, but not the obligation, to assume control of the management of any Remediation with respect to any Environmental Claim or Environmental Cost subject to indemnification hereunder, subject to the provisions of this Paragraph 3.7. Seller shall consult in good faith with Purchaser and the Group Companies (including by providing an opportunity to comment in advance upon any submissions to Regulatory Authorities and keeping Purchaser and the Group Companies reasonably apprised of the progress of the applicable Remediation) and provide copies of all relevant documentation generated in connection with the management of the Remediation. Seller shall promptly initiate and diligently pursue to completion final resolution of any matter for which it assumes control or management. With respect to any Remediation performed in connection therewith, such Remediation shall be consistent with the Current Use of the affected property and Seller shall obtain an NFA from the applicable Regulatory Authority, or other applicable closure document described in Paragraph 3.3(b) and shall have completed any Remediation required thereunder. Purchaser shall cooperate and provide to Seller and its designated experts and consultants reasonable access to the relevant premises and documentation for management of any such Remediation in accordance with the terms of a site access agreement to be mutually agreed upon by Seller and Purchaser, which shall include customary provisions, including, but not limited to, provisions setting forth requirements for contractor insurance, restoration of any real property impacted by any Remediation performed by or on behalf of Seller, and Seller’s compliance with applicable Law and site safety rules.

3.8
The defense or management of any Environmental Claim or Remediation undertaken by Seller pursuant to this section shall not materially interfere with the operations of Purchaser or the Group Companies.

3.9
Without prejudice to the foregoing, the party that maintains control over the defense, management or resolution of any Environmental Claim or Environmental Cost ("Performing Party") shall provide to the other Party ("Other Party") upon request verifiable evidence of all Environmental Costs and Environmental Claims claimed or incurred under the Agreement. Either Party is entitled to have such costs audited or otherwise verified by its own authorized agent or by an expert who, on request, shall be allowed access to the relevant premises and to inspect business and other documents in sufficient depth for the purposes of such audit or verification.

3.10	Save to the extent inconsistent with the foregoing provisions of this Schedule 19, the provisions of Clause 11 of this Agreement shall apply to any claim under this Schedule 19.

3.11	Seller shall not be liable under this Schedule 19 in respect of any Excluded Losses.

Schedule 20    Consent Matters

(a)	incur any borrowings or incur any other Indebtedness in each case in excess of USD 1,000,000 (one million U.S. dollars) other than in the ordinary course of business;

(b)
enter into any agreement or incur any commitment involving any capital expenditure in excess of USD 100,000 (one hundred thousand U.S. dollars), except for any capital expenditure contemplated in the capital expenditure budget provided to Purchaser in the Data Room;

(c)
cancel, terminate, materially modify or knowingly allow to lapse any insurance policy providing coverage for events, occurrences or accidents occurring prior to the Closing Date to the extent that such insurance policy relates to any of the Group Companies;

(d)	take any action to make any significant change in any Group Company's method of accounting or audit practices, except as required by a change in Law or IFRS;

(e)
create, allot, issue, or sell or allow to be created, allotted, issued or sold, any share capital of any Group Company or issue any instruments, rights or securities to a Person other than a member of the Group that are convertible into, exchangeable for or otherwise give rise to the right of the holder to obtain, shares or other equity interests in the relevant Group Company;

(f)	split, combine, repay, redeem or repurchase, or allow to be split, combined, repaid, redeemed or repurchased, any share capital of any Group Company to a Person other than a member of the Group;

(g)
take any action to amend the certificate of incorporation, articles, bylaws, limited liability company operating agreement, or similar constitutional or governance documents of any Group Company or to procure a reorganization, consolidation, legal merger, legal demerger, insolvency, bankruptcy, dissolution, liquidation or similar transaction with respect to a Group Company;

(h)	create any subsidiary or acquire or agree to acquire any share(s) or other interest in any company, joint-venture, partnership or other Person;

(i)
commence or settle any litigation, arbitration or other legal proceedings (i) that restricts the future operations of the business of the Group Companies, (ii) that requires any payment by any of the Group Companies after the Closing, or (iii) representing an amount of more than USD 750,000 (seven hundred fifty thousand U.S. dollars) other than to the extent that such litigation, arbitration or other legal proceedings relate to the collection of debts owed to a Group Company in the ordinary course of business;

(j)	collect its debts or pay its creditors other than in the ordinary course of business, consistent with past practice;

(k)	sell, lease, transfer or dispose of any of its assets or purchase or acquire any assets from any third party, except in the ordinary course of business;

(l)	sell, transfer, close or otherwise dispose of any Store;

(m)	pay, declare or make any dividend or distribution to any member of Seller's Group, other than cash dividends actually paid at least 1 (one) Business Day prior to the Closing Date;

(n)	grant any Encumbrance over any assets of any Group Company other than a Permitted Encumbrance;

(o)
enter into any Contract with an annual Contract value in excess of USD 1,000,000 (one million five hundred thousand U.S. dollars) which cannot be terminated subject to a notice of not more 30 (thirty) days;

(p)	extend, amend, modify, or enter into any new real property lease, or renew any real property lease for a period in excess of 1 (one) year;

(q)
amend, modify or terminate any material contract, Permit or Environmental Permit if the amended or modified terms and conditions of such contract, Permit or Environmental Permit would be materially less favorable to any Group Company than the terms and conditions thereof as in effect on the Signing Date or would otherwise materially adversely affect such Group Company, or voluntarily take any action constituting a default under or material breach of a material contract, a Permit or an Environmental Permit;

(r)	enter into or amend any Contract or agreement between a member of Seller's Group (excluding the Group Companies) and any Group Company;

(s)
(i) sell, transfer, abandon, fail to maintain or otherwise dispose of any Granted Group Intellectual Property, Owned Group Intellectual Property or Transferred Group Intellectual Property other than in the ordinary course of business or the Restructuring, (ii) grant any licenses or other rights to use any Granted Group Intellectual Property, Owned Group Intellectual Property or Transferred Group Intellectual Property, other than non-exclusive licenses granted to dealers, distributors or customers for use in connection with the resale of products and otherwise in the ordinary course of business or the Restructuring, (iii) place any new Encumbrances other than Permitted Encumbrances over the Granted Group Intellectual Property, Owned Group Intellectual Property or Transferred Group Intellectual Property, or (iv) amend, modify, terminate, cancel or request any modification or amendment to, any agreement relating to Licensed Group Intellectual Property other than in the ordinary course of business or the Restructuring;

(t)
except to the extent required by this Agreement or in connection with promotions in the ordinary course of business consistent with past practice, enter into, adopt, amend or terminate any Benefit Arrangement, materially increase the compensation or benefits of any officer, employee or consultant, or pay or otherwise grant any benefit not required by any Benefit Arrangement, enter into or amend any employment, bonus, severance, change of control or retirement Contract with any person, or enter into any Contract to do any of the foregoing, except to the extent required by applicable Law;

(u)	make any loan or advance to directors, officers or employees, except advances for reasonable, business-related travel and other normal business expenses;

(v)
except to the extent required by Law, IFRS or this Agreement, or in the ordinary course of business, (i) make or change any Tax election adverse to Purchaser, or make any change to a method of Tax accounting; (ii) enter into, or commence negotiations regarding, any closing, settlement, or other agreement with any Tax Authority which could have an effect on Taxes; (iii) agree to extend or waive any period of adjustment, assessment, or collection of Taxes, or issue a power of attorney with respect to Taxes; (iv) apply for or otherwise request or seek any ruling from or agreement with a Tax Authority relating to Taxes; (v) take any action that would cause the Akzo Nobel Paints LLC to fail to be treated as a disregarded entity for U.S. federal income tax purposes at any time including in the ordinary course of business; (vi) file any Tax Return except in a manner consistent with past practice and Law; or (vii) take any action that would cause Akzo Nobel Paints (Puerto Rico) Inc. to become ineligible for, or no longer a beneficiary of, the Puerto Rico Tax Exemption Grant or PRIDCO Incentives;

(w)	take any action to, enter into, or offer to enter into or amend, terminate or, except in the ordinary course of business, waive any right under any collective bargaining agreement;

(x)
(i) enter into, offer to enter into, or amend or terminate any contract with any employee or independent contractor, except in the ordinary course of business, (ii) terminate the services of any employee or independent contractor other than in the ordinary course of business, or (iii) hire or promote any employees or independent contractors, other than hires or promotions of non-executive employees in the ordinary course of business to fill vacancies;

(y)
issue any Guarantee in relation to any of the Liabilities of the Group Companies to any third party other than in the ordinary course of business consistent with past practice and issue any Guarantee in relation to any Person other than a Group Company; or

authorize or enter into any agreement or commitment with respect to any of the actions requiring consent pursuant to (a) through (y) above.